UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 10, 2025

Clearwater Analytics Holdings, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40838	87-1043711
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

777 W. Main Street
Suite 900
Boise, Idaho	83702
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: 208 433-1200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.001 per share	CWAN	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On January 10, 2025, Clearwater Analytics Holdings, Inc. (the “Company” or “Clearwater”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Poseidon Acquirer, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Acquirer”), Poseidon Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), Poseidon Merger Sub II, LLC, a Delaware limited liability company and an indirect subsidiary of the Company (“Merger Sub II”), Enfusion, Inc., a Delaware corporation (“Enfusion”), and Enfusion Ltd. LLC, a Delaware limited liability company and subsidiary of Enfusion (“Enfusion Operating Company”).

The Merger Agreement provides, among other things and on the terms and subject to the conditions of the Merger Agreement, that (i) Merger Sub II will merge with and into the Enfusion Operating Company (the “LLC Merger”), with the Enfusion Operating Company surviving the LLC Merger as a wholly-owned subsidiary of the Company; (ii) Merger Sub will merge with and into Enfusion (the “Merger”), with Enfusion surviving the Merger as an indirectly wholly-owned subsidiary of the Company (the “Surviving Corporation”); and (iii) subject to the satisfaction of each of the Second Merger Conditions (as defined in the Merger Agreement) as of the Closing Date but before the effective time of the Merger, the Surviving Corporation will merge with and into the Acquirer (the “Second Merger”, and together with the Merger, the “Corporate Mergers”, and the Corporate Mergers together with the LLC Merger, the “Mergers”), with Acquirer surviving the Second Merger as a wholly-owned subsidiary of the Company. If the Second Merger does not occur, references to the “Mergers” shall mean the Merger and the LLC Merger.

At the respective effective times of each Merger:

i.

each share of the Class A common stock of Enfusion outstanding as of immediately prior the effective time of the Merger (except as otherwise provided in the Merger Agreement) will be converted into the right, at the election of the holder of such share pursuant to the procedures set forth in the Merger Agreement, to receive either (i) the Per Share Mixed Consideration, (ii) the Per Share Stock Consideration or (iii) the Per Share Cash Consideration (each as defined in the Merger Agreement); and

ii.

each common unit of Enfusion Operating Company outstanding as of immediately prior to the effective time of the LLC Merger (except as otherwise provided in the Merger Agreement) will be converted into the right, at the election of the holder of such unit pursuant to the procedures set forth in the Merger Agreement, to receive either (i) the Per Share Mixed Consideration, (ii) the Per Share Stock Consideration or (iii) the Per Share Cash Consideration (each as defined in the Merger Agreement).

Conditions to the Mergers

The completion of the Mergers is subject to the satisfaction or waiver of certain customary mutual closing conditions, including (a) the adoption of the Merger Agreement by the holders of a majority of the voting power of the outstanding shares of capital stock of Enfusion entitled to vote thereon, voting as a single class (the “Stockholder Approval”), (b) the absence of any order or other action that is in effect (whether temporary, preliminary or permanent) by a governmental authority restraining, enjoining or otherwise prohibiting the consummation of the Mergers or applicable law that is in effect that makes consummation of the Mergers illegal or otherwise prohibited, (c) the expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any agreement with any governmental authority not to consummate the Mergers and (d) the effectiveness of the registration statement on Form S-4 to be filed by the Company in connection with the Mergers. The obligation of each party to consummate the Mergers is also conditioned on the other party’s representations and warranties being true and correct (subject to certain customary materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement. In addition, (i) the Company, Acquirer, Merger Sub and Merger Sub II’s obligation to consummate the Mergers is conditioned upon there not having occurred a Company Material Adverse Effect (as defined in the Merger Agreement) and the absence of certain Burdensome Conditions (as defined in the Merger Agreement) specified in the Merger Agreement and (ii) Enfusion’s obligation to consummate the Mergers is conditioned upon there not having occurred a Parent Material Adverse Effect (as defined in the Merger Agreement).

Termination

The Merger Agreement contains termination rights for each of the Company and Enfusion, including, among others, (a) if the consummation of the Mergers does not occur on or before July 9, 2025, (b) if any order prohibiting the Mergers has become final and non-appealable, (c) if the Stockholder Approval is not obtained following the meeting of Enfusion’s stockholders for purposes of obtaining such Stockholder Approval, and (d) subject to certain conditions, (i) by the Company, prior to the receipt of the Stockholder Approval, if (x) the Board of Directors of Enfusion (the “Enfusion Board”), acting upon the recommendation of the Special Committee of the Enfusion Board, changes its recommendation in favor of the Mergers or (y) Enfusion has materially breached its non-solicitation obligations with respect to alternative acquisition proposals from third parties under the Merger Agreement or (ii) by Enfusion, prior to the receipt of the Stockholder Approval, if Enfusion wishes to terminate the Merger Agreement to enter into a definitive agreement providing for a Superior Proposal (as defined in the Merger Agreement). The Company and Enfusion may also terminate the Merger Agreement by mutual written consent.

Enfusion is required to pay the Company a termination fee of $52,325,000 in cash on termination of the Merger Agreement under specified circumstances, including, among others, termination by the Company in the event that the Enfusion Board, acting upon the recommendation of the Special Committee, changes its recommendation in favor of the Merger or termination by Enfusion to enter into a definitive agreement providing for a Superior Proposal. The Merger Agreement also provides that, in certain circumstances, each party may seek to compel the other parties to specifically perform their obligations under the Merger Agreement.

Financing of the Merger

The Company has obtained commitments of $1.0 billion in new debt financing, subject to customary conditions, to fund, together with cash on hand, the cash portion of the aggregate merger consideration payable under the Merger Agreement and fees and expenses related to the Mergers. The receipt of financing by the Company is not a condition to the Company’s obligation to complete the Mergers.

Other Terms of the Merger Agreement

The Merger Agreement contains customary representations and warranties of the Company, Acquirer, Merger Sub, Merger Sub II and Enfusion, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company, Acquirer, Merger Sub, Merger Sub II and Enfusion, including covenants relating to Enfusion conducting its and its subsidiaries’ business in the ordinary course, preserving its business organizations substantially intact, preserving existing material business relationships substantially intact and refraining from taking certain actions without the Company’s consent, subject to certain exceptions. The Company and Enfusion also agreed to use their respective reasonable best efforts to cause the Mergers to be consummated.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the effective time of the Merger (the “Interim Period”), the Company will be subject to certain restrictions on its ability to (a) amend its certificate of incorporation or by-laws, subject to customary exceptions, (b) declare, set aside or pay any dividends or distributions, or enter into any agreement with respect to the voting of, any capital stock of the Company, (c) split, combine, adjust, subdivide or reclassify any capital stock or equity interest of the Company or (d) adopt a plan of liquidation, dissolution, merger, restructuring, capitalization or other reorganization.

The Merger Agreement also provides that, during the Interim Period, Enfusion will be subject to certain restrictions on its ability to solicit certain alternative acquisition proposals from third parties, provide non-public information to third parties and engage in discussions or enter into agreements with third parties regarding certain alternative acquisition proposals, subject to customary exceptions.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed hereto as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated by reference herein.

The Merger Agreement and the above description have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about the Company, Acquirer, Merger Sub, Merger Sub II, Enfusion, Enfusion Operating Company or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Enfusion’s public disclosures. Accordingly, the Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, Acquirer, Merger Sub, Merger Sub II, Enfusion and Enfusion Operating Company and the transactions contemplated by the Merger Agreement contained in or incorporated by reference into the filings that the Company and Enfusion have made or will make with the U.S. Securities and Exchange Commission (the “SEC”), including the Annual Reports on Form 10-K of each of the Company and Enfusion, the Registration Statement on Form S-4 (the “Registration Statement”) to be filed by the Company to register the shares of the Company’s common stock to be issued pursuant to the Mergers, which will include a prospectus of the Company and a proxy statement of Enfusion (the “proxy statement/prospectus”), and other documents that the Company and Enfusion have filed or will file with the SEC.

Support Agreements

In connection with entering into the Merger Agreement, on January 10, 2025, the Company entered into support agreements with each of FTV IV, L.P., a Delaware limited partnership, FTV Investment Holdings, L.P., a Delaware limited partnership, ISP V-B EF LP, a Delaware limited partnership, ISP V Main Fund EF LLC, a Delaware limited liability company, ICONIQ Strategic Partners V, L.P., a Cayman Islands exempted limited partnership, ICONIQ Strategic Partners V-B, L.P., a Cayman Islands exempted limited partnership, Oleg Movchan and CSL Tech Holdings, LLC, a Nevada limited liability company, each a stockholder of Enfusion (collectively, the “Significant Stockholders”, and such agreements, the “Support Agreements”). The Support Agreements generally require that the Significant Stockholders vote their Subject Shares (as defined in each Support Agreement), which represent, in the aggregate approximately 45% of the total voting power of Enfusion outstanding as of January 7, 2025, in favor of the adoption of the Merger Agreement and against any competing acquisition proposals, and take certain other actions in furtherance of the transactions contemplated by the Merger Agreement, in each case, subject to the limitations set forth in each Support Agreement.

Subject to certain exceptions, the Support Agreements prohibit transfers by the Significant Stockholders of any of their Subject Shares prior to the termination of the Support Agreements and other actions that would impair their ability to fulfill their obligations under the Support Agreements.

The foregoing summary of the Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of the Support Agreement filed hereto as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On January 13, 2025, the Company and Enfusion issued a joint press release announcing the entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

The information in this Item 7.01, including Exhibit 99.2, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except as shall be expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the beliefs and assumptions of management of the Company and Enfusion and on information currently available to their management. Forward-looking statements include information concerning the timing of the consummation of the Mergers and the Company’s ability to satisfy the closing conditions thereof, the Company’s and Enfusion’s possible or assumed future results of operations, business strategies, technology developments, financing and investment plans, competitive position, industry, economic and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms, but are not the exclusive means of identifying such statements.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are beyond the Company’s and Enfusion’s control, that may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties may cause actual results to differ materially from the Company’s and Enfusion’s current expectations and include, but are not limited to, the Company’s and Enfusion’s ability to successfully close the Mergers, the Company’s ability to successfully integrate the operations and technology of Enfusion with those of the Company, retain and incentivize the employees of Enfusion following the close of the acquisition, retain Enfusion’s clients, repay debt to be incurred in connection with the Enfusion acquisition and meet financial covenants to be imposed in connection with such debt, risks that cost savings, synergies and growth from the acquisition may not be fully realized or may take longer to realize than expected, as well as other risks and uncertainties discussed under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024, and in other periodic reports filed by the Company with the SEC, which are available on the Company’s website at https://investors.clearwateranalytics.com and on the website of the Securities and Exchange Commission at www.sec.gov. All forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

NO OFFER OR SOLICITATION

This report is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the Mergers, the Company will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of the Company’s common stock to be issued pursuant to the Mergers, which will include a prospectus of the Company and a proxy statement of Enfusion (the “proxy statement/prospectus”). Each of the Company and Enfusion may also file other documents with the SEC regarding the Mergers. This document is not a substitute for the Registration Statement, proxy statement/prospectus or any other document which the Company or Enfusion may file with the SEC in connection with the Mergers. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS. After the Registration Statement has been declared effective, the definitive proxy statement/prospectus (if and when available) will be mailed to Enfusion’s security holders. Investors and security holders will be able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by the Company and Enfusion with the SEC (if and when available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company, including the proxy statement/prospectus (when available), will be available free of charge from the Company’s website at https://investors.clearwateranalytics.com. Copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available), will be available free of charge from Enfusion’s website at http://ir.enfusion.com.

Participants in the Solicitation

The Company, Enfusion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Mergers. Information about the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024, and in the proxy statement/prospectus (when available). Information about the directors and executive officers of Enfusion is available in its Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Mergers when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by the Company and Enfusion will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by the Company, including the proxy statement/prospectus (when available) will be available free of charge from the Company’s website at https://investors.clearwateranalytics.com and copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available), will be available free of charge from Enfusion’s website at http://ir.enfusion.com.

Item 9.01.	Financial Statements and Exhibits

2.1	Agreement and Plan of Merger, dated as of January 10, 2025, by and among Clearwater Analytics Holdings, Inc., Enfusion, Inc., Enfusion Ltd LLC, Poseidon Merger Sub I, Inc. and Poseidon Merger Sub II, LLC.*

99.1	Form of Support Agreement.

99.2	Press Release, dated January 13, 2025, issued by the Company and Enfusion, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

All schedules to the Merger Agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Clearwater Analytics Holdings, Inc.

Date: January 13, 2025	By:	/s/ Alphonse Valbrune
Alphonse Valbrune, Chief Legal Officer and Corporate Secretary

Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

ENFUSION, INC.,

ENFUSION LTD. LLC,

CLEARWATER ANALYTICS HOLDINGS, INC.

POSEIDON ACQUIRER, INC.

POSEIDON MERGER SUB I, INC.

and

POSEIDON MERGER SUB II, LLC

JANUARY 10, 2025

i

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated January 10, 2025, is entered into by and among Enfusion, Inc., a Delaware corporation (the “Company”), Enfusion Ltd. LLC, a Delaware limited liability company (the “Operating Company”), Clearwater Analytics Holdings, Inc., a Delaware corporation (“Parent”), Poseidon Acquirer, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Acquirer”), Poseidon Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Poseidon Merger Sub II, LLC, a Delaware limited liability company and an indirect subsidiary of Parent (“Merger Sub II”).

WHEREAS, the Company Board has established a special committee of independent and disinterested members of the Company Board (the “Special Committee”);

WHEREAS, the Special Committee has unanimously (i) determined that this Agreement, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned Subsidiary of Parent in accordance with the DGCL, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) recommended that the Company Board determine that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company’s stockholders and that the Company Board adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) recommended that the Company Board adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement and (iv) recommended that, subject to approval by the Company Board, the Company Board submit this Agreement to the Company’s stockholders entitled to vote thereon for adoption thereby and resolve to recommend that such stockholders adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger;

WHEREAS, the parties hereto intend that, subject to Section 6.16(b)(ii), the Corporate Mergers, taken together, constitute a “reorganization” within the meaning of Section 368(a) of the Code that is subject to the Intended Tax Treatment, and that this Agreement constitutes and be adopted as a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g);

WHEREAS, the Company Board, upon the unanimous recommendation of the Special Committee, has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) adopted and approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) directed that this Agreement be submitted to the Company’s stockholders entitled to vote thereon for adoption thereby and resolved to recommend that such stockholders adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger;

WHEREAS, Enfusion US 1, Inc., in its capacity as the managing member of the Operating Company, has (i) determined that it is in the best interests of the Operating Company and its members, declared it advisable to enter into this Agreement providing for the merger of Merger Sub II with and into the Operating Company (the “LLC Merger” and, together with the Corporate Mergers, the “Mergers”) in accordance with the DLLCA upon the terms and subject to the conditions set forth herein; and (ii) approved the execution and delivery of this Agreement by the Operating Company and the consummation of the LLC Merger upon the terms and subject to the conditions set forth herein;

WHEREAS, the Boards of Directors of each of Merger Sub, Merger Sub II, Acquirer and Parent have each (i) determined that this Agreement and the Mergers are advisable and in the best interests of their respective stockholders, (ii) approved the Mergers on the terms and subject to the conditions set forth herein, and (iii) adopted and approved this Agreement;

WHEREAS, each of the sole stockholder of Acquirer, the sole stockholder of Merger Sub and the sole member of Merger Sub II has approved the Mergers on the terms and subject to the conditions set forth herein;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain holders of the Company Common Stock have entered into a voting and support agreement (a “Support Agreement”) in connection with the transactions contemplated hereby; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and certain members of the Operating Company entitled to benefits under the Tax Receivable Agreement are entering into that certain Amendment No. 1 to the Tax Receivable Agreement (the “TRA Amendment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions.

(a) As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality and use terms not materially less restrictive in the aggregate to the counterparty thereto than the confidentiality and use terms of the Confidentiality Agreement (it being agreed that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of any Acquisition Proposal); provided, however, that such confidentiality agreement shall contain provisions that permit the Company to comply with the provisions of ARTICLE VI.

“Acquisition Proposal” means any inquiry, offer or proposal from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party, directly or indirectly, of 20% or more of the voting power of the capital stock of the Company and its Subsidiaries (including securities convertible into or exercisable or exchangeable for equity or voting securities), or any tender offer, exchange offer, share issuance or other similar transaction that, if consummated, would result in any Third Party beneficially owning 20% or more of the voting power of the capital stock of the Company and its Subsidiaries (including securities convertible into or exercisable or exchangeable for equity or voting securities), (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, pursuant to which a Third Party would (x) acquire, directly or indirectly, 20% or more of the consolidated revenues or income or fair market value of the consolidated assets of the Company and its Subsidiaries, taken as a whole or (y) beneficially own 20% of the voting power of the capital stock of the Company (including securities convertible into or exercisable or exchangeable for equity or voting securities), (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 20% or more of the consolidated revenues or income or fair market value of the consolidated assets of the Company and its Subsidiaries, taken as a whole, (iv) any direct or indirect merger, consolidation, share exchange, business combination, joint venture, partnership, recapitalization, reorganization or other similar transaction involving the Company or any of its Subsidiaries, or the surviving entity in such transaction, or resulting direct or indirect parent entity of the Company, any of its Subsidiaries or the surviving entity in such transaction, pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction or (v) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Merger Consideration” means, collectively, (i) the aggregate per share Merger Consideration, (ii) the aggregate per unit Merger Consideration, and (iii) the aggregate Vested Equity Award Consideration.

“AI Systems” means any artificial intelligence or machine-based system that, for explicit or implicit objectives, infers, from the input it receives, how to generate outputs such as predictions, content, recommendations, or decisions that may influence physical or virtual environments, in each case used by the Company or any of its Subsidiaries, whether proprietary to the Company or any of its Subsidiaries or provided by third parties, and including: (i) any learning and predictive analysis; (ii) algorithmic, rule-based expressions; (iii) generative artificial intelligence; and (iv) any other definition provided by Applicable Law or the Company or any of its Subsidiaries in any of its or their written policies, procedures and contracts, for “artificial intelligence,” “generative artificial intelligence,” “artificial general intelligence,” “large language model,” “foundation model,” “machine learning,” “algorithm,” and any similar term.

“Anti-Corruption Laws” means laws related to bribery, corruption, kickbacks, racketeering, fraud, or other improper payments including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, and Applicable Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997.

“Anti-Money Laundering Laws” means laws related to money laundering, anti-terrorism, proceeds of crime, or financial record keeping, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act).

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act of 1914 and all other applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

“Applicable Law” means, with respect to any Person, any supranational, international, national, federal, state or local law (statutory, common or otherwise), statute, act, stipulation, constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon and applicable to such Person.

“Burdensome Condition” means (i) any restrictions, conditions, restraints or concessions (including any Specified Actions) with respect to the assets, properties or businesses of the Company or its Subsidiaries which would, individually or in the aggregate, result in, or be reasonably likely to result in, a material adverse effect on the Company and its Subsidiaries, taken as a whole, (ii) any restrictions, conditions, restraints or concessions (including any Specified Actions) with respect to the assets, properties or businesses of any stockholder of Parent or any of its Affiliates (other than, for purposes of this clause (ii), Parent or any of its Subsidiaries (which shall be subject to clause (iii) of this definition) or, following the Closing, the Company or any of its Subsidiaries (which shall be subject to clause (i) of this definition)) or (iii) any restrictions, conditions, restraints or concessions (including any Specified Actions) with respect to the assets, properties or businesses of Parent or any of its Subsidiaries (other than, following the Closing, the Company or any of its Subsidiaries, which shall be subject to clause (i) of this definition) that would result in a loss, in the aggregate, of more than $20,000,000 of revenue generated by Parent and its Subsidiaries (taken as a whole) between (and inclusive of) January 1, 2024 and December 31, 2024.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Chicago, Illinois are authorized or required by Applicable Law to close.

“Certificate” means each certificate formerly representing any Eligible Shares.

“Class A Common Stock” means Class A common stock of the Company, par value $0.001 per share.

“Class B Common Stock” means Class B common stock of the Company, par value $0.001 per share.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986.

“Common Unit” means the common limited liability company membership interests described in Section 3.1(a)(i) of the Operating Agreement, and having the rights and preferences specified herein.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company SEC Documents for the period ended on the Company Balance Sheet Date.

“Company Balance Sheet Date” means September 30, 2024.

“Company Blockers” means, collectively, Enfusion US 1, Inc., Enfusion US 2, Inc. and Enfusion US 3, Inc.

“Company Board” means the Board of Directors of the Company.

“Company Common Stock” means the Class A Common Stock and the Class B Common Stock.

“Company Credit Agreement” means that certain Credit Agreement, dated as of September 15, 2023, among the Operating Company, the Company, the guarantors party thereto, Bank of America, N.A. as administrative agent, swing line lender and L/C issuer and the lenders thereto.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company and delivered to Parent, Acquirer, Merger Sub and Merger Sub II prior to or simultaneously with the execution of this Agreement.

“Company Employee Plan” means (i) each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, (ii) each employment, severance or similar contract, plan, arrangement, or policy and (iii) each other plan or arrangement providing for compensation or benefits (including variable cash compensation and sales commissions), incentive, bonuses, profit-sharing, stock, stock option or other equity-related rights (including restricted stock units and stock purchase rights) or other forms of incentive or deferred compensation, health or medical care and benefits, employee assistance program, education or tuition assistance programs, disability, hospitalization, death or sick leave benefits, supplemental unemployment benefits, severance benefits, post-employment or retirement benefits, termination, change in control, retention, pension, savings, vacation, cafeteria, dependent care, and other similar fringe or similar employee benefit contract, plan, arrangement, agreement or policy (whether or not written and whether or not funded), that, in each case, is maintained, administered, contributed to or required to be contributed to by the Company or any Subsidiary of the Company for the benefit of any current or former employees, officers or directors of the Company or any Subsidiary of the Company or with respect to which any current or potential liability is borne by the Company or any Subsidiary of the Company, excluding (i) any benefit plan maintained by a Governmental Authority, and (ii) any statutory benefits (or related benefit plan) mandated by Applicable Law.

“Company Equity Awards” means the Company Stock Options, the Company RSUs and the Company PSUs.

“Company Intellectual Property” means, individually or collectively, the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” means all Intellectual Property that is used, practiced or held for use or practice by the Company or any of its Subsidiaries or that is otherwise incorporated or embodied in any Company products or services (including the Proprietary Software Product), except for any Company Owned Intellectual Property. For clarity, Company Licensed Intellectual Property includes Domain Names controlled by the Company or any of its Subsidiaries pursuant to the terms of service of the applicable domain registrar or social media company.

“Company Material Adverse Effect” means any change, effect, event, occurrence, development, condition or fact (collectively, “Effects”) that, individually or in the aggregate with all other Effects, that (i) would reasonably be expected materially impede, materially delay or prevent the Company’s ability to consummate the transactions contemplated by this Agreement or (ii) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following (alone or in combination) shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur pursuant to the foregoing clause (ii):

(A) the negotiation, execution, announcement or performance of this Agreement or the pendency or consummation of the Mergers or the other transactions contemplated by this Agreement (including, solely to the extent it relates to the foregoing, any loss of or adverse change in the relationship of the Company and its Subsidiaries with their respective employees, investors, contractors, lenders, customers, technology and other partners, suppliers, vendors or Governmental Authorities or other Third Parties related thereto); provided, that no effect shall be given to this clause (A) for purposes of any representation or warranty in Section 4.04 or the condition to Closing in Section 7.02(a) to the extent relating to any such representation or warranty;

(B) the identity of Parent or any of its Affiliates as the acquiror of the Company, or any facts or circumstances concerning Parent or any of its Affiliates, including any communication by any of them regarding plans, proposals or projections with respect to the Company, its Subsidiaries or their employees; provided, that no effect shall be given to this clause (B) or the foregoing clause (A) for purposes of any representation or warranty in Section 4.04 or the condition to Closing in Section 7.02(a) to the extent relating to any such representation or warranty;

(C) general business, economic or political conditions, or the capital, credit, banking, debt, financial or currency markets, in the United States or elsewhere in the world, or changes therein, including changes in interest or exchange rates or any suspension of trading in securities on the NYSE;

(D) general conditions in any industry in which the Company and its Subsidiaries operate or in any specific jurisdiction or geographic area in the United States or elsewhere in the world in which the Company and its Subsidiaries operate, or changes therein;

(E) any changes in GAAP or other accounting standards (or the enforcement or interpretation thereof) enacted after the date hereof;

(F) any changes in Applicable Law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Applicable Law (or the enforcement or interpretation thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby, in each case, enacted after the date hereof;

(G) the taking of any action, or refraining from taking any action, in each case at the express written direction of Parent, Acquirer, Merger Sub or Merger Sub II or as expressly required by this Agreement;

(H) any Transaction Litigation or any demand or Proceeding for appraisal or the fair value of any shares of Company Common Stock pursuant to the DGCL in connection herewith;

(I) any outbreak, continuation or escalation of acts of terrorism, hostilities, sabotage or war (whether or not declared, including the Russian-Ukrainian and Israeli-Palestinian conflicts, and escalations and effects thereof), hurricanes, volcanoes, tornados, floods, earthquakes, tsunamis, mudslides, weather-related events, epidemics, pandemics (including COVID-19), plagues, other outbreaks of illness or public health events, fires or natural or man-made disaster or act of God, including any worsening of such conditions existing as of the date hereof; or

(J) any failure by the Company to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings, cash flow or any other financial or performance measures (whether made by the Company or any Third Parties), any change in the Company’s credit ratings, or any change in the price or trading volume of shares of the Class A Common Stock (it being understood that the underlying causes of such failures or changes in this clause (J) may be taken into account in determining whether a Company Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition);

provided that in the case of clauses (C), (D), (E), (F) and (I), such any Effect may be taken into account in determining whether or not there has been a Company Material Adverse Effect, but only to the extent such any Effect has had or would reasonably be expected to have, individually or in the aggregate, a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated participants in the industry in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company PSUs” means each restricted stock unit covering shares of Company Common Stock outstanding immediately prior to the Effective Time that is subject in whole or in part to performance-based vesting conditions, including performance goals or metrics, that was granted under the Company Stock Plan.

“Company Return” means any Tax Return of the Company or any of its Subsidiaries.

“Company RSU” means each restricted stock unit covering shares of Company Common Stock outstanding immediately prior to the Effective Time that is subject to vesting conditions based solely on continued employment or service that was granted under the Company Stock Plan.

“Company Stock Option” means each option to purchase shares of Company Common Stock granted under the Company Stock Plan.

“Company Stock Plan” means the 2021 Stock Options and Incentive Plan, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Company Termination Fee” means an amount equal to $52,325,000.

“Contract” means any legally binding contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, or other instrument, obligation, arrangement or understanding of any kind.

“Corporate Mergers” means, collectively, the Merger and the Second Merger.

“COVID-19” means the coronavirus (or COVID-19) pandemic, including any evolutions or mutations of the coronavirus (COVID-19) disease, and any further epidemics or pandemics arising therefrom.

“Debt Financing Related Parties” means the Debt Financing Sources, their respective Affiliates and their and their respective Affiliates’ respective directors, officers, employees, agents, advisors and other Representatives, and their successors and permitted assigns, in each case, solely in their capacities as such.

“Debt Financing Sources” means, at any time, the agents, arrangers, lenders, initial purchasers and other entities that have committed to provide or arrange, or have otherwise entered into agreements in connection with, all or any part of the Debt Financing (including the parties to any debt commitment letter and any agreements, joinder agreements, engagement letters, underwriting agreements, indentures, loan agreements or credit agreements or other documentation entered into in connection therewith).

“DGCL” means the Delaware General Corporation Law.

“DLLCA” means Delaware Limited Liability Company Act.

“Environmental Law” means any Applicable Law or Order concerning pollution, public or worker health or safety, or protection of natural resources or the environment, including any such Applicable Law or Order relating to the manufacture, handling, transport, use, treatment, storage, disposal or release of, or exposure to, any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“ESPP” means the Company’s 2021 Employee Stock Purchase Plan, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Exchange Agent Agreement” means the Contract pursuant to which Parent shall appoint the Exchange Agent, which shall be in form and substance reasonably acceptable to the Company.

“Final Judgment” means a final non-appealable judgment by a Governmental Authority with lawful jurisdiction over a Proceeding pursuant to Section 9.07 of this Agreement.

“Foreign Employee Plan” means any Company Employee Plan that is maintained pursuant to or is subject to the laws of a country other than the United States, or provides compensation or benefits to participants providing services primarily outside of the United States.

“Foreign Investment Laws” means all Applicable Laws relating to foreign investment or that provide for the review of national security or defense matters or the national interest in connection with the acquisition of any interest in or assets of a business under the jurisdiction of a Governmental Authority.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means (i) any government or any nation, state, supra-national body, department, local authority or other political subdivision thereof, (ii) any governmental or quasi-governmental body, agency, authority, self-regulatory organization (including the NYSE) or other instrumentality legally entitled to exercise executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or (iii) any public or private arbitral tribunal or body of competent jurisdiction.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits, certificates, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law.

“Hazardous Substance” means any pollutant, contaminant, toxic substance, hazardous waste, hazardous material, hazardous substance, petroleum or petroleum-containing product, asbestos-containing material, per- or polyfluoroalkyl substance, or polychlorinated biphenyl, as listed, defined or regulated (or any other substance, material or waste for which liability or standards of conduct may be imposed) under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“In-the-Money Company Stock Option” means a Company Stock Option with an exercise price per share that is less than the Per Share Cash Consideration.

“Information Privacy and Security Laws” means any and all Applicable Laws (including any legally binding directive or guidance) issued by a Governmental Authority and any applicable self- regulatory guidelines that the Company or a Subsidiary is obligated to comply with under any Applicable Law or Contract, in each case governing: (i) the privacy, protection, security or Processing of Personal Information, (ii) online behavioral advertising, tracking technologies, call or electronic monitoring or recording, or any outbound calling and text messaging, telemarketing and email marketing, (iii) breach notification, (iv) the use of biometric identifiers, (v) cybersecurity or (vi) data security. Without limiting the foregoing, “Information Privacy and Security Laws” includes the following, in each case, to the extent applicable to the Company or any of its Subsidiaries: the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, PCI DSS, the Fair and Accurate Credit Transactions Act, the Health Insurance Portability and Accountability Act of 1996, as amended, including as amended by the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009, the applicable provisions of the 21st Century Cures Act, and Public Law 116-321, and implementing regulations, including 45 C.F.R. Parts 160, 162, and 164, the Gramm-Leach-Bliley Act, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, state privacy laws, state data security laws, state social security number protection laws, state data breach notification laws, state consumer protection laws, the EU General Data Protection Regulation 2016/679 (“GDPR”) (and any applicable European Union member states’ laws and regulations implementing it), the GDPR it forms part of the law of the UK by virtue of section 3 of the European Union (Withdrawal) Act 2018, the UK Data Protection Act 2018, the European Directive 2002/58/EC including as implemented into the law of the UK by the Privacy and Electronic Communications Regulations, the Canadian Personal Information Protection and Electronic Documents Act, India’s Information Technology Act, Japan’s Act on the Protection of Personal Information, Hong Kong’s Personal Data (Privacy) Ordinance, and Australia’s Privacy Amendment (Private Sector) Act 2000, as amended by the Privacy Amendment (Enhancing Privacy Protection) Act 2012, and other applicable data protection, data privacy or data security Applicable Laws, including, to the extent applicable, consumer health data Applicable Laws and the Federal Trade Commission health breach notification.

“International Trade Laws” means all Applicable Laws relating to export, import, or anti-boycott, including without limitation laws relating to the export, reexport, and transfer of products, technology, software, commodities, and other items, including the Export Administration Regulations; laws relating to customs and imports, including those administered by U.S. Customs and Border Protection; and anti-boycott laws, including those administered by the U.S. Department of Commerce and the U.S. Department of the Treasury.

“Intellectual Property” means all right, title and interest in or relating to technology or intellectual property in any jurisdiction throughout the world, including (i) patents and patent applications, together with all reissuances, continuations, continuations-in-part, divisions, revisions, substitutions, provisionals, renewals, extensions and reexaminations thereof (collectively, “Patents”); (ii) trade names, brand names, corporate names, trade dress, trade styles, logos, slogans, and other indicators of the commercial source or origin of a product or service, trademarks, service marks, and general intangibles of a like nature, in each case, whether or not registered, and all registrations and applications to register, and renewals and extensions of, any of the foregoing, together with all goodwill and common-law rights associated therewith (collectively, “Marks”); (iii) copyrights and copyrightable works in both published and unpublished works, whether or not registered, including all source code, design rights, compilations, data collections, databases and computer programs, “moral” rights, manuals and all registrations and applications to register, and renewals, extensions and reversions of, any of the foregoing, and corresponding rights in works of authorship (collectively, “Copyrights”); (iv) trade secret rights and corresponding rights in, confidential information and other non-public or proprietary information (whether or not patentable or copyrightable), including ideas, know-how, inventions, technology, Software discoveries and invention disclosures, research in progress, improvements, methods, procedures, algorithms, data, databases, data collections, designs, processes, techniques, formulae, drawings, schematics, blueprints, flow charts, models, plans, strategies and prototypes (collectively, “Trade Secrets”); (v) Internet domain names and social media accounts (collectively, “Domain Names”); (vi) intellectual property rights arising from Software and technology; and (vii) any and all similar, corresponding or equivalent intellectual or proprietary rights arising under the laws of any jurisdiction throughout the world or pursuant to any international convention.

“Intervening Event” means a material positive fact, event, change, development or circumstance with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, taken as a whole, not known, or reasonably foreseeable or expected, by the Special Committee as of or prior to the date hereof; provided, that in no event shall any Effect that results from, involves or relates to any of the following give rise to an Intervening Event: (i) the receipt of an Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating thereto; (ii) the announcement or performance of this Agreement or the pendency or consummation of the Mergers or the other transactions contemplated by this Agreement; or the identity of Parent or any of its Affiliates as the acquiror of the Company, or any facts or circumstances concerning Parent or any of its Affiliates, including any communication by any of them regarding plans, proposals or projections with respect to the Company, its Subsidiaries or their respective employees; (iii) any change, in and of itself, in the price or trading volume of shares of the Class A Common Stock (although for purposes of clarity, any underlying Effect, with respect to this clause (iii) relating to or causing such change may be considered, along with the effects or consequences thereof to the extent not otherwise excluded from this definition); or (iv) the fact, in and of itself, that the Company has exceeded or met internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings, cash flow or any other financial or performance measures (whether made by the Company or any Third Parties) for any period ending (or for which revenues or earnings are released) on or after the date hereof (although for purposes of clarity, any underlying Effect relating to or causing such material improvement or improvements may be considered, along with the effects or consequences thereof to the extent not otherwise excluded from this definition).

“Invention Assignment Agreement” means an executed, valid and enforceable written Contract pursuant to which a Person has assigned to the Company or its applicable Subsidiary all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for the Company or the applicable Subsidiary in the course of such Person’s involvement, employment or retention thereby.

“Knowledge of the Company” means the actual knowledge of each of the individuals identified in Section 1.01 of the Company Disclosure Schedule following reasonable inquiry of their direct reports.

“Knowledge of Parent” means the actual knowledge of each of the individuals identified in Section 1.01 of the Parent Disclosure Schedule following reasonable inquiry of their direct reports.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, right of first offer, right of first refusal, matter of record, exclusive license, priority, claim, charge, security interest or encumbrance restriction in respect of such property or asset.

“Made Available” means that such information, document or material was: (i) publicly available on the SEC EDGAR database at least 12 hours prior to the execution of this Agreement; or (ii) delivered to Parent or Parent’s Representatives via electronic mail, in hard copy form or via the virtual data room titled “Project Poseidon” maintained by or on behalf of the Company on Datasite in connection with the transactions contemplated by this Agreement at least 12 hours prior to the execution of this Agreement.

“Marketing Period” means the first period of seventeen (17) consecutive Business Days commencing on the later of (i) the earlier of (a) March 18, 2025 and (b) the date the consolidated financial statements of Parent and its Subsidiaries included in its Annual Report on Form 10-K for the year ending December 31, 2024 has been filed and (ii) the date that Parent has been provided the Required Financial Information; provided, that (x) the Marketing Period shall end on any earlier date on which the Debt Financing is consummated and Parent or its Affiliate shall have obtained all of the proceeds contemplated thereby; and (y) the Marketing Period shall be deemed not to have commenced if, prior to the completion of such seventeen (17) consecutive Business Day period, the Company has issued a public statement indicating its intention to restate, or the Company’s independent auditor has determined that the Company must restate, any financial statements of the Company and its Subsidiaries included in the Required Financial Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended to reflect such restatement or the Company or its independent auditor has, as applicable, announced or informed Parent that it has concluded that no restatement will be required. If at any time the Company shall reasonably believe that it has provided the Required Financial Information, the Company may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement to deliver the Required Financial Information will be deemed to have been satisfied on the date specified in such notice and the Marketing Period shall be deemed to have commenced on the date specified in such notice, in each case, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Financial Information and, within four (4) Business Days after the receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with specificity which portion(s) of the Required Financial Information the Company has not delivered); provided, that it is hereby understood that the delivery of such written notice by Parent or the Company’s failure to deliver a written notice stating the Company’s belief that the Required Financial Information have been delivered, in each case, will not prejudice the Company’s right to assert that the Required Financial Information have been delivered; provided, further, that in the event that it is determined by Parent and the Company (acting reasonably and in good faith) that the delivery of the Required Financial Information was complete on the date stated in the initial notice from the Company, the Marketing Period shall continue to be deemed to have commenced on such date.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any software (in source or object code form) that is, or that contains or is derived in any manner (in whole or in part) from any Software that is, subject to (i) a license or other agreement commonly referred to as an open source, free software, copy left, “freeware”, “shareware” or community source code license (including any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, Llama license, OpenRAIL license, Affero General Public License, Mozilla Public License, Common Development and Distribution License, Eclipse Public License, any Creative Commons “sharealike” license, or any other public source code license arrangement) or (ii) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (A) disclosed, distributed, made available, offered, licensed or delivered in source code form, (B) licensed for the purpose of making derivative works, (C) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (D) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

“Operating Agreement” means the Seventh Amended and Restated Operating Agreement of the Operating Company, dated as of October 19, 2021.

“Order” means, with respect to any Person, any order, injunction, judgment, award or decree, determination, ruling, writ, stipulation, assessment or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its property.

“Out-of-the-Money Company Stock Option” means a Company Stock Option with an exercise price per share that is equal to or greater than the Per Share Cash Consideration.

“Parent Class A Common Stock” means Class A common stock, par value $0.001 per share, of Parent.

“Parent Common Stock” means, collectively, the Parent Class A Common Stock, the Parent Class B Common Stock, the Parent Class C Common Stock and the Parent Class D Common Stock.

“Parent Disclosure Schedule” means the disclosure schedule that has been prepared by Parent and delivered to the Company prior to or simultaneously with the execution of this Agreement.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, that (i) would reasonably be expected to materially impede, materially delay or prevent Parent’s, Acquirer’s, Merger Sub’s or Merger Sub II’s ability to consummate the transactions contemplated by this Agreement or (ii) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following (alone or in combination) shall constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur pursuant to the foregoing clause (ii):

A. the negotiation, execution, announcement or performance of this Agreement or the pendency or consummation of the Mergers or the other transactions contemplated by this Agreement (including, solely to the extent it relates to the foregoing, any loss of or adverse change in the relationship of Parent and its Subsidiaries with their respective employees, investors, contractors, lenders, customers, technology and other partners, suppliers, vendors or Governmental Authorities or other Third Parties related thereto); provided, that no effect shall be given to this clause (A) for purposes of any representation or warranty in Section 5.04 or the condition to Closing in Section 7.03(a) to the extent relating to any such representation or warranty;

B. general business, economic or political conditions, or the capital, credit, banking, debt, financial or currency markets, in the United States or elsewhere in the world, or changes therein, including changes in interest or exchange rates or any suspension of trading in securities on the NYSE;

C. general conditions in any industry in which Parent and its Subsidiaries operate or in any specific jurisdiction or geographic area in the United States or elsewhere in the world in which the Company and its Subsidiaries operate, or changes therein;

D. any changes in GAAP or other accounting standards (or the enforcement or interpretation thereof) enacted after the date hereof;

E. any changes in Applicable Law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Applicable Law (or the enforcement or interpretation thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby, in each case, enacted after the date hereof;

F. the taking of any action, or refraining from taking any action, in each case at the express written direction of the Company or as expressly required by this Agreement;

G. any outbreak, continuation or escalation of acts of terrorism, hostilities, sabotage or war (whether or not declared, including the Russian-Ukrainian and Israeli-Palestinian conflicts, and escalations and effects thereof), hurricanes, volcanoes, tornados, floods, earthquakes, tsunamis, mudslides, weather-related events, epidemics, pandemics (including COVID-19), plagues, other outbreaks of illness or public health events, fires or natural or man-made disaster or act of God, including any worsening of such conditions existing as of the date hereof; or

H. any failure by Parent to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings, cash flow or any other financial or performance measures (whether made by the Company or any Third Parties), any change in Parent’s credit ratings, or any change in the price or trading volume of shares of the Parent Class A Common Stock (it being understood that the underlying causes of such failures or changes in this clause (H) may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition);

provided that in the case of clauses (B), (C), (D), (E) and (G), such any Effect may be taken into account in determining whether or not there has been a Parent Material Adverse Effect, but only to the extent such any Effect has had or would reasonably be expected to have, individually or in the aggregate, a disproportionate adverse effect on the Parent and its Subsidiaries, taken as a whole, as compared to other similarly situated participants in the industry in which Parent and its Subsidiaries operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Parent Material Adverse Effect.

“Parent Related Parties” means Parent, Acquirer, Merger Sub or Merger Sub II or Parent’s, Acquirer’s, Merger Sub’s and Merger Sub II’s respective Affiliates or Non-Recourse Parties or any of their or their respective Affiliates’ or Non-Recourse Parties’ respective former, current or future directors, officers, employees, general or limited partners, mangers, members, direct or indirect equityholders, controlling persons, attorneys, assignees, agents or Representatives of any of the foregoing, or any former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

“Payoff Letter” means a customary letter agreement in form and substance reasonably satisfactory to Parent and the Debt Financing Sources (if any), which letter agreement shall (i) specify the total amount required to (A) pay in full all obligations (including all principal, interest, fees, prepayment premiums, penalties and other obligations (other than contingent indemnification or expense reimbursement obligations)) under or in connection with the Company Credit Agreement and (B) terminate, or otherwise provide for (in a manner satisfactory to the applicable agents, lenders and letter of credit issuers), all letters of credit outstanding under the Company Credit Agreement (if any), in each case, as of the anticipated Closing Date (and the daily accruals thereafter) (the “Payoff Amount”) and (ii) state that, upon receipt of the Payoff Amount by the administrative agent under the Company Credit Agreement, (A) the Company Credit Agreement and any related agreements, documents or instruments shall be terminated

(except for provisions therein that, by their express terms, survive such termination), (B) all related encumbrances, security interests, liens and collateral shall be released, all related guaranties and subordination agreements (if any) shall be terminated (except for provisions therein that, by their express terms, survive such termination), and (C) the applicable agent under the Company Credit Agreement shall execute and deliver (if and as applicable), file and authorize filing of lien terminations and other instruments or evidences of discharge.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes, assessments, utilities or other governmental charges or levies that are (A) not yet due and payable or (B) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iii) the interests of lessors and sublessors in the underlying fee estate or superior leasehold interest of any Company Leased Real Properties and other statutory Liens in favor of lessors and sublessors for amounts not yet due and payable, (iv) recorded easements, rights of way and other imperfections of title or encumbrances that do not materially interfere with the present use, operation or occupation of, or materially detract from the value of, the Company Leased Real Properties, (v) requirements and restrictions of applicable zoning and building laws which are not violated by the current use, operation or occupancy of the Company Leased Real Properties, (vi) Liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, pension programs and similar obligations, (vii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising in the ordinary course of business which are (A) not yet due and payable or (B) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (viii) nonexclusive licenses and sublicenses of Intellectual Property granted to customers, contractors, and other partners or suppliers of the Company and its Subsidiaries in the ordinary course of business, (ix) Liens permissible under any applicable loan agreements or indentures that would be discharged or released at or prior to the Closing, (x) any Liens that would be discharged or released at or prior to the Closing, (xi) Liens provided by operation of law, and (xii) any Lien securing capital lease obligations or purchase money debt.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Privacy Obligations” means (i) contractual obligations of the Company or any of its Subsidiaries related to the Processing of Personal Information, privacy and data security and, in each case, to the extent legally binding upon the Company or a Subsidiary, (ii) all internally or externally published policies (including privacy policies) of the Company or its Subsidiaries relating to the creation, collection, receipt, compilation, safeguarding, protection, use, disclosure, transfer (including cross-border), transmission, storage, maintenance, retention, deletion, disposal, modification and/or processing (collectively, “Processing”) of Personal Information, (iii) published (internally or externally) statements, representations, obligations, promises and commitment of the Company or its Subsidiaries relating to privacy, security or the Processing of Personal Information, (iv) Information Privacy and Security Laws, and (v) applicable binding industry standards with respect to Personal Information, privacy and security.

“Proceeding” means any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination, investigation or similar legal proceeding commenced, brought, pending, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.

“Proprietary Software Product” means the Software and Software as a service (SaaS) products and services owned or purported to be owned by, developed for or on behalf of, or that are otherwise sold, commercialized, licensed, performed, or made available by the Company or any of its Subsidiaries, including the Enfusion platform and all solutions and modules within such platform.

“Representatives” means, with respect to any Person, the directors, officers, employees, advisors, financial advisors, attorneys, accountants, consultants, financing sources, agents and other authorized representatives of such Person and such Person’s Affiliates, acting solely in such capacity.

“Required Financial Information” means (i) consolidated financial statements of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the year ending December 31, 2024, and (ii) to the extent reasonably requested in writing by Parent and readily available or in the possession of the Company and its Subsidiaries, such financial and related information regarding the Company and its Subsidiaries, in each case, together with Authorization Letters with respect to such information, as is necessary to permit Parent to prepare a customary “public side” and “private side” bank book regarding the business of the Company and its Subsidiaries, in each case, to the extent required for the Debt Financing and required by the Debt Commitment Letter.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States government, including U.S. Department of the Treasury, the U.S. Department of State, and the U.S. Department of Commerce, the United Nations Security Council, the European Union, any EU Member State, or HM’s Treasury of the United Kingdom or any other applicable Sanctions authority with jurisdiction over the Company or its subsidiaries (excluding any counter-sanctions regimes imposed by the Russian Federation or the People’s Republic of China).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Merger” the merger of the Surviving Corporation with and into the Acquirer.

“Second Merger Conditions” means:

(a) Parent shall have received, on the Closing Date, but before the Effective Time, an opinion, in form and substance reasonably satisfactory to the Company (the “First Closing Tax Opinion”), from Kirkland & Ellis LLP or another nationally recognized tax counsel reasonably acceptable to the Company and Parent, dated as of the Closing Date, concluding that, on the basis of facts, customary representations and assumptions set forth or referred to in the First Closing Tax Opinion, for U.S. federal income tax purposes, the Corporate Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

(b) The Company shall have received, on the Closing Date, but before the Effective Time, an opinion, in form and substance reasonably satisfactory to Parent (the “Second Closing Tax Opinion”, and together with the First Closing Tax Opinion, the “Closing Tax Opinions”), from Dechert LLP or another nationally recognized tax counsel reasonably acceptable to Parent and the Company, dated as of the Closing Date, concluding that, on the basis of facts, customary representations and assumptions set forth or referred to in the Second Closing Tax Opinion, for U.S. federal income tax purposes, the Corporate Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Software” means any and all (i) software, firmware, middleware and computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code, executable or binary code, and (ii) documentation, user manuals, training and other materials relating to any of the foregoing.

“Special Committee Financial Advisor” means Goldman Sachs & Co. LLC or another independent financial advisor of nationally recognized reputation.

“Subsidiary” of any Person means another Person (other than an individual), of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person.

“Superior Proposal” means any bona fide written Acquisition Proposal that did not result from or involve any material breach or violation of Section 6.02 or Section 6.03 and the Special Committee or any committee thereof determines in good faith (after consultation with, and upon the advice of, a Special Committee Financial Advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal (including likelihood of consummation and certainty of closing), (i) is reasonably capable of being consummated in accordance with its terms and (ii) would, if consummated in accordance with its terms, result in a transaction that is more favorable to the Company’s stockholders from a financial point of view than the Mergers (after taking into account any revisions to the terms of this Agreement proposed by Parent in writing prior to the time of such determination); provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” or “less than 80%” shall be deemed to be references to “more than 50%” or “less than 50%”, respectively.

“Tax” means any U.S. federal, state, local and foreign tax, charge, fee, levy or other like governmental assessment or charge (including withholding required by applicable tax law on amounts paid to or by any Person and any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs, duties, capital stock, franchise, profits, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge in the nature of taxes), together with any interest, penalty, addition to tax or additional amount with respect thereto.

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated as of October 19, 2021, by and between the Company and the Persons identified therein.

“Tax Return” means any report, return, document, declaration or other information filed or required to be filed with or supplied to a Taxing Authority, including any schedule or attachment thereto, information returns, any document accompanying payments of estimated Taxes, and any amendments thereof.

“Taxing Authority” means any Governmental Authority responsible for the assessment, determination, collection or imposition of any Tax.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

“Transaction Litigation” means any claim, demand or other Proceeding (including any class action or derivative litigation) asserted, commenced or threatened by, on behalf of or in the name of, against or otherwise involving the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to this Agreement, the Mergers or any related transaction, prior to the Effective Time (other than any Proceeding (i) arising under applicable Antitrust Law (which shall be governed by Section 6.10) or (ii) between Parent or any of its Subsidiaries, on the one hand, and the Company or any of its Subsidiaries, on the other hand).

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of Treasury and the Internal Revenue Service.

“Unvested Company RSUs” means a Company RSU that is not a Vested Company RSU.

“U.S. Employee Plan” means any Company Employee Plan that is maintained pursuant to or is subject to the laws of the United States.

“Vested Company RSUs” means a Company RSU that is unexpired, outstanding, and vested as of immediately prior to the Effective Time or that vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the Mergers.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. § 2101, et seq. or any similar state or local Applicable Law.

“Willful and Material Breach” means a material breach that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such act, or the failure to cure such breach, would cause or constitute such material breach.

Section 1.02 Other Defined Terms. Each of the following terms is defined on the page set forth opposite such term:

Acceptable Confidentiality Agreement	2
Acquirer	1
Acquisition Proposal	2
Adverse Recommendation Change	77
Affiliate	3
Aggregate Merger Consideration	3
Agreement	1
AI Systems	3
Alternative Debt Financing	95
Anti-Corruption Laws	3
Anti-Money Laundering Laws	4
Antitrust Laws	4
Applicable Law	4
Authorization Letters	96
Business Day	4
Certificate of Merger	25
Certificates	33
Class A Common Stock	4
Class B Common Stock	4
Clearwater LLC	65
Closing	25
Closing Date	4
COBRA	53
Code	5
Common Unit	5
Company	1
Company 401(k) Plans	84
Company Balance Sheet	5
Company Balance Sheet Date	5
Company Board	5
Company Common Stock	5
Company Credit Agreement	5
Company Disclosure Schedule	5
Company Employee Plan	5
Company Equity Awards	6
Company Intellectual Property	6
Company Leased Real Property	59
Company Licensed Intellectual Property	6
Company Material Adverse Effect	6

Company Owned Intellectual Property	7
Company Preferred Stock	42
Company PSUs	8
Company Real Property Lease	59
Company Recommendation	41
Company Return	8
Company RSU	8
Company SEC Documents	44
Company Securities	42
Company Stock Option	8
Company Stock Plan	8
Company Subsidiary Securities	43
Company Termination Fee	8
Confidentiality Agreement	91
Continuing Employee	83
Contract	8
Converted RSU	36
Copyrights	11
COVID-19	8
Current Premium	85
Debt Commitment Letter	65
Debt Fee Letter	65
Debt Financing	65
Debt Financing Related Parties	8
Debt Financing Sources	8
Definitive Agreements	94
Delaware Courts	108
DGCL	8
DLLCA	8
DOJ	88
Domain Names	11
Effective Time	25
End Date	102
Enforceability Exceptions	40
Environmental Law	8
ERISA	9
ERISA Affiliate	9
ESPP	9
Exchange Act	9
Exchange Agent	33
Final Exercise Date	37
Foreign Employee Plan	9
Foreign Investment Laws	9
FTC	88
GAAP	9
GDPR	10

Governmental Authority	9
Governmental Authorizations	9
Hazardous Substance	10
HSR Act	10
Inbound IP License	49
Indemnified Party	86
Indemnified Party Proceeding	86
Information Privacy and Security Laws	10
Infringement	57
Intellectual Property	11
Intended Tax Treatment	92
International Trade Laws	10
Intervening Event	11
Invention Assignment Agreement	12
IT Systems	58
Knowledge of Parent	12
Knowledge of the Company	12
Labor Agreement	49
Lien	12
LLC Agreement	39
LLC Certificate of Merger	25
LLC Merger	2
LLC Merger Effective Time	25
Made Available	12
Malicious Code	58
Marks	11
Material Contract	50
Merger	1
Merger Sub	1
Merger Sub II	1
Mergers	2
Non-Recourse Party	113
Notice of Superior Proposal	78
NYSE	13
Officer’s Certificate	92
Open Source Software	13
Operating Agreement	13
Operating Company	1
Option Consideration	36
Order	13
Parent	1
Parent Benefit Plans	83
Parent Class A Common Stock	14
Parent Class B Common Stock	63
Parent Class C Common Stock	63
Parent Class D Common Stock	63

Parent Common Stock	14
Parent Disclosure Schedule	14
Parent Enforcement Costs	107
Parent Material Adverse Effect	14
Parent Material Contract	64
Parent Preferred Stock	63
Parent Related Parties	15
Parent SEC Documents	68
Patents	11
Payment Fund	33
Payoff Amount	15
Payoff Letter	15
Permitted Liens	16
Person	16
Personal Information	60
Privacy Obligations	16
Proceeding	17
Processing	16
Prohibited Modifications	94
Proprietary Software Product	17
Regulatory Approval	100
Representatives	17
Required Amount	65
Rev. Proc. 2018-12	93
Sanctions	17
Sarbanes-Oxley Act	17
SEC	17
Second Certificate of Merger	25
Second Effective Time	26
Securities Act	18
Security Incident	60
Software	18
Special Committee	1
Special Committee Financial Advisor	18
Specified Action	89
Stockholder Approval	41
Stockholder Meeting	80
Subsidiary	18
Superior Proposal	18
Support Agreement	2
Surviving Corporation	26
Surviving LLC	26
Takeover Law	61
Tax	19
Tax Return	19
Taxing Authority	19

Third Party	19
TRA Amendment	2
Trade Secrets	11
Transaction Litigation	19
Treasury Regulations	19
U.S. Employee Plan	19
Vested Equity Award Consideration	36
Vested PSU Consideration	36
Vested RSU Consideration	36
WARN Act	19
Willful and Material Breach	20
Withholding Person	38

Section 1.03 Other Definitional and Interpretative Provisions. The words “hereof,” “hereto”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Applicable Law are to that Applicable Law as amended, modified or supplemented from time to time and to any rules or regulations promulgated thereunder. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended from time to time. References to “$” and “dollars” are to the currency of the United States. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. References to “days” shall mean “calendar days” unless expressly stated otherwise. Accounting terms used, but not specifically defined, in this Agreement shall be construed in accordance with GAAP. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” References to the “ordinary course of business” refer to the ordinary course of business of (i) the Company and its Subsidiaries, taken as a whole, consistent with the Company’s past practice, or (ii) Parent and its Subsidiaries, taken as a whole, consistent with Parent’s past practice, as applicable. All references herein to “parties” shall be to the parties hereto unless the context shall otherwise require. If the Second Merger does not occur, references to the “Mergers” shall mean the Merger and the LLC Merger.

ARTICLE II

THE MERGERS

Section 2.01 The Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Mergers (the “Closing”) shall take place at 8:00 a.m., Eastern time, on the second Business Day after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Mergers set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), unless this Agreement has been validly terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto; provided that, notwithstanding the satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Mergers set forth in ARTICLE VII, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), the Closing shall instead occur on the date that is the earlier to occur of (i) any Business Day during the Marketing Period specified by Parent to the Company on no less than two (2) Business Days’ prior written notice to the Company and (ii) the second (2nd) Business Day after the final day of the Marketing Period. The Closing shall be effected, to the extent practicable, by conference call and the electronic delivery of documents to be held in escrow by outside counsel to the recipient party pending authorization to release at the Closing.

Section 2.02 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, Parent and the Operating Company shall cause a certificate of merger providing for the LLC Merger (the “LLC Certificate of Merger”) to be executed and delivered to the Secretary of State of the State of Delaware for filing as provided in the DLLCA. Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, Parent and the Company shall cause a certificate of merger providing for the Merger (the “Certificate of Merger”) to be executed and delivered to the Secretary of State of the State of Delaware for filing as provided in the DGCL. Upon the terms and subject to the conditions set forth in this Agreement, including, for the avoidance of doubt, Section 6.16(b)(ii), as soon as practicable on the Closing Date, Acquirer and the Surviving Corporation shall cause a certificate of merger providing for the Second Merger (the “Second Certificate of Merger”) to be executed and delivered to the Secretary of State of the State of Delaware for filing as provided in the DGCL.

(b) The LLC Merger shall become effective on such date and at such time when the LLC Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time and date as may be agreed by the parties hereto in writing and specified in the LLC Certificate of Merger (the “LLC Merger Effective Time”). The Merger shall become effective on such date and at such time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time and date as may be agreed by the parties hereto in writing and specified in the Certificate of Merger (the “Effective Time”); provided that the Effective Time shall occur immediately after the LLC Merger Effective Time. The Second Merger shall become effective on such date and at such time when the Second Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time and date as may be agreed by the parties hereto in writing and specified in the Second Certificate of Merger, but in any event after the Effective Time (the “Second Effective Time”); provided that the Second Effective Time shall not occur unless each of the Second Merger Conditions shall have been satisfied as of the Closing Date, but prior to the Effective Time.

(c) At the LLC Merger Effective Time, Merger Sub II shall be merged with and into the Operating Company in accordance with the DLLCA, whereupon the separate existence of Merger Sub II shall cease, and the Operating Company shall be the surviving entity in the LLC Merger (the “Surviving LLC”), and the separate existence of the Operating Company, with all its rights, privileges, immunities, powers and franchises, shall vest in the Surviving LLC, and all debts, liabilities and duties of the Operating Company and Merger Sub II shall become the debts, liabilities and duties of the Surviving LLC. The LLC Merger shall have the effects set forth in this Agreement and specified in the DLLCA.

(d) At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. The Merger shall have the effects set forth in this Agreement and specified in the DGCL.

(e) At the Second Effective Time (if the Second Effective Time shall occur in accordance with the terms and conditions of this Agreement), the Surviving Corporation shall be merged with and into the Acquirer in accordance with the DGCL, whereupon the separate existence of Surviving Corporation shall cease, and the Acquirer shall be the surviving corporation in the Second Merger (the “Second Surviving Corporation”), and the separate corporate existence of the Surviving Corporation, with all its rights, privileges, immunities, powers and franchises, shall vest in the Acquirer, and all debts, liabilities and duties of the Acquirer and the Surviving Corporation shall become the debts, liabilities and duties of the Second Surviving Corporation. The Second Merger shall have the effects set forth in this Agreement and specified in the DGCL. Notwithstanding the foregoing, the Second Merger shall not occur unless each of the Second Merger Conditions shall have been satisfied as of the Closing Date, but prior to the Effective Time.

Section 2.03 Conversion of Shares and Units. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of Parent, Merger Sub or the Company and at the LLC Merger Effective Time, as a result of the LLC Merger and without any action on the part of Parent, Merger Sub II, the Operating Company or the holders of any capital stock of Parent or units of Merger Sub II or the Operating Company:

(a) Except as otherwise provided in Section 2.03(d), Section 2.03(f) or Section 2.03(i), each (1) share of Class A Common Stock that is issued and outstanding immediately prior to the Effective Time (it being understood and agreed that for purposes of this Section 2.03, each Vested Company RSU that is issued and outstanding immediately prior to the Effective Time shall be included as a Class A Common Stock) and (2) Common Unit that is issued and outstanding immediately prior to the LLC Merger Effective Time (each, an “Eligible Share”) shall, in each case of the foregoing clauses (1) and (2), be converted into the right, at the election of the holder of such share or unit pursuant to the procedures set forth in Section 2.04, to receive either (i) the Per Share Mixed Consideration, (ii) the Per Share Stock Consideration or (iii) the Per Share Cash Consideration (together, the “Merger Consideration”):

As used herein:

(i) “Aggregate Consideration” means the sum of (x) Total Stock Value and (y) Total Cash Amount.

(ii) “Aggregate Consideration Per Share” means the quotient taken to four decimal places, obtained by dividing the Aggregate Consideration by the total number of Eligible Shares.

(iii) “Exchange Ratio” means the quotient, taken to four decimal places, obtained by dividing the Aggregate Consideration Per Share by the Final Parent Stock Price.

(iv) “Final Parent Stock Price” means the volume-weighted average price of one share of the Parent Class A Common Stock for the ten-trading day period ending on (and including) the second to last trading day prior to (but not including) the Closing Date, as reported by Bloomberg under the function “VWAP” (or, if not available, in another authoritative source mutually selected by the Company and Parent).

(v) “Per Share Parent Stock Amount” means the quotient obtained by dividing $5.40 by the Final Parent Stock Price; provided that (x) if the Final Parent Stock Price is less than or equal to $25.0133, then the Per Share Parent Stock Amount shall be deemed to be 0.2159 and (y) if the Final Parent Stock Price is greater than or equal to $30.5718, then the Per Share Parent Stock Amount shall be deemed to be 0.1766.

(vi) “Per Share Cash Consideration” means cash in an amount equal to the Aggregate Consideration Per Share.

(vii) “Per Share Mixed Consideration” means (i) cash in an amount equal to $5.85 and (ii) a number of shares of Parent Class A Common Stock (which may not need be a whole number) equal to the Per Share Parent Stock Amount.

(viii) “Per Share Stock Consideration” means a number of shares of Parent Class A Common Stock (which need not be a whole number) equal to the Exchange Ratio.

(ix) “Total Cash Amount” means the product obtained by multiplying (x) $5.85 by (y) the total number of Eligible Shares.

(x) “Total Stock” means a number of shares of Parent Class A Common Stock equal to the product obtained by multiplying (x) the Per Share Parent Stock Amount by (y) the total number of Eligible Shares.

(xi) “Total Stock Value” means the product obtained by multiplying (x) the Total Stock by (y) the Final Parent Stock Price.

(b) As of the Effective Time, all such shares of Class A Common Stock converted into the right to receive the Merger Consideration pursuant to this ARTICLE II shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of any such shares of Class A Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and cash in lieu of fractional shares of Parent Class A Common Stock in accordance with this Agreement. As of the LLC Merger Effective Time, all such Common Units converted into the right to receive the Merger Consideration pursuant to this ARTICLE II shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of any such Common Unit shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and cash in lieu of fractional shares of Parent Class A Common Stock in accordance with this Agreement.

(c) Each share of Class B Common Stock that is issued and outstanding immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(d) Each share of Company Common Stock held in the treasury of the Company and any shares of Company Common Stock owned by Parent, Merger Sub or Merger Sub II immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(e) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one fully paid, nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(f) Each Common Unit held in the treasury of the Operating Company and any Common Units owned by the Company, Parent, the Company Blockers or any other Subsidiary of the Company shall remain outstanding, and any Common Units owned by Acquirer, Merger Sub or Merger Sub II immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor, and each Common Unit held by another person shall, in addition to being converted into the right to receive Merger Consideration pursuant to Section 2.03(a), convert into the right to receive Additional Unit Consideration (as defined in the TRA Amendment) pursuant to, and in accordance with, Section 1.2 of the TRA Amendment.

(g) Each unit of limited liability company interests of Merger Sub II issued and outstanding immediately prior to the LLC Merger Effective Time shall automatically be converted into and become one unit of limited liability company interests of the Surviving LLC with the same rights, powers and privileges as the units so converted and shall constitute the only limited liability company interests of the Surviving LLC.

(h) The Exchange Ratio, and any similarly dependent item, as the case may be, shall be equitably adjusted, without duplication, proportionately to reflect the effect of any stock split, reverse stock split, subdivision, stock dividend (including any dividend or distribution of securities convertible into the Class A Common Stock or Parent Class A Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of the Class A Common Stock (including for this purpose any securities convertible into, or exercisable for, the Class A Common Stock) or Parent Class A Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time to proportionately reflect such change; provided, that nothing in this Section 2.03(h) shall be construed to permit any party hereto to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(i) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Class A Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this ARTICLE II, no dividends or other distributions with respect to the Parent Class A Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company and former unitholder of the Operating Company who otherwise would be entitled to receive a fractional share of Parent Class A Common Stock an amount in cash (without interest) determined by multiplying (i) the fraction of a share of Parent Class A Common Stock which such holder would otherwise be entitled to receive (taking into account all shares of Class A Common Stock or Common Units held at the Effective Time by such holder and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 2.03(a) by (ii) the Final Parent Stock Price.

(j) At the Second Effective Time (if the Second Effective Time shall occur in accordance with the terms and conditions of this Agreement), (i) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall automatically be converted into and become one fully paid, nonassessable share of common stock of the Second Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Second Surviving Corporation and (ii) each share of Common Stock of Acquirer issued and outstanding immediately prior to the Second Effective Time shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

Section 2.04 Election Procedures; Allocation of Merger Consideration.

(a) Parent shall prepare and direct the Exchange Agent to mail a form of election, which form shall be subject to the reasonable approval of the Company (the “Election Form”), with the Joint Proxy Statement/Prospectus to the record holders of Class A Common Stock (including any Vested Company RSUs) and Common Units as of the record date for the Stockholders Meeting, which Election Form shall be used by each record holder of shares of Class A Common Stock (including any Vested Company RSUs) and Common Units who wishes to make an Election.

(b) Parent shall make available as promptly as reasonably practicable one or more Election Forms as may be reasonably requested from time to time by all Persons who become holders or beneficial owners of Class A Common Stock (including any Vested Company RSUs) or Common Units before the Election Deadline, and the Company shall use reasonable best efforts to provide the Exchange Agent with all information reasonably necessary for it to perform its duties as specified herein.

(c) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Dissenting Shares, to specify (an “Election”) (i) the number of shares of Eligible Shares of such holder with respect to which such holder elects to receive the Per Share Mixed Consideration (“Mixed Election Shares”), (ii) the number of Eligible Shares of such holder with respect to which such holder elects to receive the Per Share Stock Consideration (“Stock Election Shares”), (iii) the number of Eligible Shares of such holder with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”) or (iv) that such holder makes no election with respect to such holder’s Eligible Shares (“Non-Election Shares”). Notwithstanding the foregoing, two or more holders of Eligible Shares (such holders, “Joint Electors”) shall be entitled to make an Election in accordance with the procedures set forth in this Section 2.04 with respect to some or all of the Eligible Shares held by each such Joint Elector (a “Joint Election”), and, with respect to the policies and procedures set forth in Section 2.04(f), the Exchange Agent shall treat such Joint Election as if it had been made by a single holder of Eligible Shares. Notwithstanding anything in Section 2.04(d), holders of Eligible Shares that deliver an Election Form to the Exchange Agent prior to the Election Deadline may deliver a Joint Election with another Joint Elector to the Exchange Agent at any time after the Election Deadline but not less than five (5) Business Days before the Effective Time and instruct the Exchange Agent, after giving effect to the pro rata selection process contemplated by this Section 2.04, with respect to the allocation among such Joint Electors of the Merger Consideration payable to such Joint Electors. Parent and the Company shall use commercially reasonable efforts to ensure that the Exchange Agent Agreement shall include provisions to permit Joint Electors to instruct the Exchange Agent, after giving effect to the pro rata selection process contemplated by this Section 2.04, with respect to the allocation among such Joint Electors of the Merger Consideration payable to such Joint Electors.

(d) An Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., Eastern time, on a date prior to the Effective Time to be mutually agreed to by the Company and Parent (the “Election Deadline”), an Election Form properly completed and signed and accompanied by Certificates to which such Election Form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or an appropriate affidavit attesting to the loss, theft, misplacement or destruction, as applicable of such Certificate(s) and a bond of indemnity, in each case in form reasonably acceptable to the Exchange Agent and Parent or by an appropriate guarantee of delivery of such Certificates as set forth in such Election Form; provided that such Certificates are in fact delivered to the Exchange Agent within five (5) Business Days after the date of execution of such guarantee of delivery). Any holder of Class A Common Stock (including any Vested Company RSUs) or Common Unit may (i) change his Election by written notice received by the Exchange Agent prior to the Election Deadline, accompanied by a properly completed and signed revised Election Form or (ii) revoke his Election by written notice received by the

Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by the Company and Parent that the Mergers have been abandoned and that this Agreement has been terminated. If an Election Form is revoked, the Certificate(s) (or guarantees of delivery, as appropriate), if any, for the shares of Class A Common Stock or Common Units to which such Election Form relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent. Parent and the Company shall cooperate to issue a press release announcing the date of the Election Deadline not more than 10 nor fewer than four Business Days prior to the Election Deadline (the form and substance of such press release to be reasonably satisfactory to Parent and the Company). Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub, Merger Sub II or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(e) Subject to the provisions of the Exchange Agent Agreement, the determination of the Exchange Agent shall be binding as to whether an Election shall have been properly made or revoked pursuant to this Section 2.04 with respect to shares of Company Common Stock or Common Units and when Elections and revocations were received by it. Subject to the provisions of the Exchange Agent Agreement, if the Exchange Agent determines that any Election was not properly made with respect to any shares of Company Common Stock or Common Units, such shares of Company Common Stock or Common Units, as applicable, shall be treated by the Exchange Agent as Non-Election Shares. The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Parent and the Company. Subject to the provisions of the Exchange Agent Agreement, the Exchange Agent shall make all computations as to the allocation and the proration contemplated by this Section 2.04, and any such computation shall be conclusive and binding on Parent and the holders of shares of Class A Common Stock (including any Vested Company RSUs) or Common Units.

(f) Within three Business Days after the Effective Time, Parent shall cause the Exchange Agent (as defined herein) to effect the allocation among the holders of shares of Class A Common Stock (including any Vested Company RSUs) and Common Units of the rights to receive the Merger Consideration as follows:

(i) all Mixed Election Shares shall be converted into the right to receive the Per Share Mixed Consideration;

(ii) Cash Election Shares For More Than Total Cash Amount. If the sum of (x) the product obtained by multiplying (1) the number of Mixed Election Shares by (2) $5.85, plus (y) the product obtained by multiplying (1) the number of Cash Election Shares by (2) the Per Share Cash Consideration is greater than the Total Cash Amount, then:

(A) all Non-Election Shares and all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

(B) the Exchange Agent shall then select from among the Cash Election Shares, pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares (except as provided in the last paragraph of this Section 2.04(f)), a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Mergers equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

(C) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(iii) Cash Election Shares For Less Than Total Cash Amount. If the sum of (x) the product obtained by multiplying (1) the number of Mixed Election Shares by (2) $5.85, plus (y) the product obtained by multiplying (1) the number of Cash Election Shares by (2) the Per Share Cash Consideration is less than the Total Cash Amount, then:

(A) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration;

(B) the Exchange Agent shall then select first from among the Non-Election Shares and then (if necessary) from among the Stock Election Shares, in each case pro rata to the holders of Non-Election Shares or Stock Election Shares, as the case may be, in accordance with their respective numbers of Non-Election Shares or Stock Election Shares, as the case may be, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Mergers equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration; and

(C) the Non-Election Shares and (if necessary) the Stock Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

(iv) Cash Election Shares Equal To Total Cash Amount. If the sum of (x) the product obtained by multiplying (1) the number of Mixed Election Shares by (2) $5.85, plus (y) the product obtained by multiplying (1) the number of Cash Election Shares by (2) the Per Share Cash Consideration is equal to the Total Cash Amount, then subparagraphs (ii) and (iii) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

Notwithstanding anything in this Agreement to the contrary, to the fullest extent permitted by Applicable Law, for purposes of determining the allocations set forth in this Section 2.04, Parent shall cause any shares of Class A Common Stock that constitute Dissenting Shares as of the Election Deadline to be treated as Cash Election Shares not subject to the pro rata selection process contemplated by this Section 2.04, and any Dissenting Shares that receive the Merger Consideration to be treated as Cash Election Shares not subject to the pro rata selection process contemplated by this Section 2.04.

Section 2.05 Exchange of Eligible Shares and Delivery of Merger Consideration.

(a) Prior to the Effective Time, Parent shall appoint Computershare Trust Company, N.A. (or its successor) as the exchange agent (or such other nationally recognized exchange agent selected by Parent and reasonably acceptable to the Company) (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (and cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 2.03(i)) certificates representing shares of Company Common Stock or Common Units (the “Certificates”); provided, however, that any references herein to “Certificates” are deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock or Common Units. Prior to the Effective Time, Parent shall enter into an exchange agent agreement, in form and substance reasonably acceptable to the Company, with the Exchange Agent for the payment of the Merger Consideration in accordance with this Agreement. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock and Common Units issued and outstanding immediately prior to the Effective Time, (x) an aggregate number of shares of Parent Class A Common Stock to be credited in the stock ledger and other appropriate books and records of Parent in book-entry form and (y) cash in an amount sufficient to pay the aggregate Per Share Cash Consideration (and any cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 2.03(i)) (the “Payment Fund”). To the extent, following the deposit contemplated by the preceding sentence, such fund diminishes for any reason below the level required to make prompt payment of the Merger Consideration, Parent shall promptly replace or restore, or cause to be replaced or restored, the lost portion of such fund so as to ensure that it is, at all times, maintained at a level sufficient to make such payments. The Payment Fund shall be invested by the Exchange Agent as directed by Parent; provided that (i) no such investment or losses thereon shall relieve Parent from making the payments required by this ARTICLE II or affect the amount of Merger Consideration payable hereunder, and following any losses Parent shall (or shall cause the Surviving Corporation to) promptly provide additional funds to the Exchange Agent in the amount of any such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) such investments shall be in short-term obligations of the United States with maturities of no more than 30 days, or guaranteed by, and backed by the full faith and credit of, the United States. Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock and the payment of the Merger Consideration in respect of such shares of Company Common Stock.

(b) As promptly as reasonably practicable after the Effective Time, and in any event no later than four Business Days after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock or Common Units at the Effective Time or LLC Merger Effective Time, respectively, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.03(a), a letter of transmittal and instructions in forms reasonably satisfactory to the Company (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery or transfer of the Certificates (or compliance with the replacement requirements specified in Section 2.05(e)) to the Exchange Agent) for use in such exchange. Each holder of shares of Company Common Stock or Common Units that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the shares of Company Common Stock represented by a Certificate, as promptly as reasonably practicable (and in any event within three Business Days), upon (i) surrender to the Exchange Agent of a Certificate, together with a duly completed and validly executed letter of transmittal in accordance with the instructions thereto, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of shares of Company Common Stock or Common Units, and, in each case, delivery to the Exchange Agent of such other documents as may reasonably be requested by the Exchange Agent. Until so surrendered or transferred, each such Certificate shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of such Certificate.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) All Merger Consideration paid upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock or Common Units, as applicable, formerly represented by such Certificate and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock or Common Units, as applicable, on the stock transfer books of the Surviving Corporation or the Surviving LLC, as applicable, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time or LLC Merger Effective Time, as applicable. If, after the Effective Time or LLC Merger Effective Time, as applicable, Certificates are presented to the Surviving Corporation or Surviving LLC, as applicable, they shall be canceled and exchanged for the Merger Consideration as provided for, and in accordance with the procedures set forth, in this ARTICLE II.

(e) If any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Exchange Agent, including, if necessary, the posting by such Person of a bond, in such customary amount as the Surviving Corporation or Surviving LLC, as applicable, may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock or Common Units formerly represented by such Certificate, as contemplated under this ARTICLE II.

(f) Any portion of the Payment Fund that remains unclaimed by the holders of shares of Company Common Stock or Common Units one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holder who has not exchanged shares of Company Common Stock or the Common Unit for the Merger Consideration or Common Units in accordance with this Section 2.05 prior to that time shall thereafter look only to the Surviving Corporation and the Surviving LLC for payment of the Merger Consideration.

(g) Dissenting Shares. Notwithstanding Section 2.03, shares of Class A Common Stock issued and outstanding immediately prior to the Effective Time and owned by a holder or beneficial owner who has not voted in favor of adoption of this Agreement or consented thereto in writing, who is entitled to appraisal and who has properly exercised appraisal rights for such shares in accordance with Section 262 of the DGCL shall not be converted into, nor represent, a right to receive the Merger Consideration but instead shall be entitled to payment of the appraised value of such shares in accordance with Section 262 of the DGCL, following which such shares shall automatically be canceled and shall cease to exist (such shares, the “Dissenting Shares”); provided, however, that if, after the Effective Time, such owner fails to perfect, effectively withdraws or validly waives or loses such owner’s right to appraisal, pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such owner is not entitled to the relief provided by Section 262 of the DGCL, such shares of Class A Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.03 upon surrender of such Certificate formerly representing such share. The Company shall provide Parent prompt written notice and copies of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL or that relates to a demand for an appraisal, and Parent shall have the opportunity and right to participate in all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 2.06 Company Equity Awards; ESPP.

(a) Company Stock Options. Immediately prior to the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each outstanding Company Stock Option shall be treated as follows:

(i) In-the-Money Company Stock Options. Each In-the-Money Company Stock Option, whether vested or unvested, shall be cancelled and converted into the right to receive an amount in cash, without interest thereon, equal to the product obtained by multiplying (1) the number of shares of Company Common Stock subject to such In-the-Money Company Stock Option as of immediately prior to the Effective Time by (2) the excess, if any, of the Per Share Cash Consideration over the exercise price per share of such In-the-Money Company Stock Option (the “Option Consideration”), subject to applicable withholding taxes.

(ii) Out-of-the-Money Company Stock Options. Each Out-of-the-Money Company Stock Option shall be forfeited and cancelled for no consideration.

(b) Company RSUs. At the Effective Time, each Company RSU outstanding as of immediately prior to the Effective Time will automatically, without any action on the part of Parent, Merger Sub, the Company or the holders thereof, be treated as follows:

(i) Vested Company RSUs. Each Vested Company RSU shall be cancelled and converted into the right to receive the per share Merger Consideration in respect of each share of Company Common Stock subject to such Vested Company RSU as of immediately prior to the Effective Time (the “Vested RSU Consideration”), subject to applicable withholding taxes, in the form determined at the election of the holder of such Vested Company RSUs pursuant to the procedures set forth in Section 2.04.

(ii) Unvested Company RSUs. Each Unvested Company RSU shall be assumed by Parent and converted into a restricted stock unit award (a “Converted RSU”) with respect to a number of shares of Parent Common Stock equal to the product, rounded up to the nearest whole share, obtained by multiplying (A) the number of shares of Company Common Stock subject to the Unvested Company RSU immediately prior to the Effective Time by (B) the Exchange Ratio. Except as otherwise provided in this Section 2.06(b)(ii), each Converted RSU assumed and converted pursuant to this Section 2.06(b)(ii) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Unvested Company RSU immediately prior to the Effective Time.

(c) Company PSUs. At the Effective Time, each Company PSU outstanding as of immediately prior to the Effective Time shall automatically, without any action on the part of Parent, Merger Sub, the Company or the holders thereof, vest to the extent set forth in the applicable award agreement relating to such Company PSU and be cancelled and converted into the right to receive the Per Share Mixed Consideration in respect of each share of Company Common Stock subject to any such Company PSU that vests in accordance with its terms at the Effective Time (with the applicable performance conditions deemed achieved or not achieved based on the Per Share Mixed Consideration in accordance with the applicable award agreement) (the “Vested PSU Consideration” and, together with the Option Consideration and the Vested RSU Consideration, the “Vested Equity Award Consideration”), subject to applicable withholding taxes. Any Company PSU (or portion thereof) that does not vest at the Effective Time in accordance with its terms shall be forfeited and cancelled for no consideration as of the Effective Time.

(d) Payment Procedures. As promptly as reasonably practicable following the Closing, the holders of In-the-Money Company Stock Options and Vested Company RSUs shall be paid by the Company or the Surviving Corporation, through its payroll system or payroll provider, the Vested Equity Award Consideration with respect to In-the-Money Company Stock Options and Vested Company RSUs, respectively, that are cancelled and converted pursuant to this Section 2.06, less any required withholding pursuant to Section 2.06 in the case of employees; provided that such payment shall be made at such other time or times following the Effective Time consistent with the terms of the Company RSU or Company PSU, as applicable, to the extent necessary to avoid the imposition of additional income tax under Section 409A of the Code.

(e) Assumption of Company Stock Plan. As of the Effective Time, Parent shall assume the Company Stock Plan under which any Unvested Company RSUs were issued, except that (i) the shares of Company Common Stock covered by such awards will be shares of Parent Common Stock, (ii) all references to a number of shares of Company Common Stock shall be amended to refer to shares of Parent Common Stock (with appropriate adjustments to the number and type of shares), and (iii) all references to the Company Board (or a committee thereof) shall be amended to be references to the Board of Directors of Parent (or the applicable committee thereof).

(f) As soon as reasonably practicable (and in any event no later than 15 days) after the date hereof, the Company shall take all actions it determines are necessary to ensure that, subject to the occurrence of the Effective Time, (i) no new offering or purchase periods under the ESPP shall commence after the date hereof, (ii) no new participants be permitted into the ESPP after the date hereof, and (iii) the existing participants in the ESPP may not increase their elections with respect to the offering or purchase periods in effect on the date hereof. Further, as soon as reasonably practicable (and in any event no later than 15 days) after the date hereof, the Company shall take such other actions as may be required to provide that, with respect to the ESPP: (A) the exercise date for any offering or purchase period in effect as of the date hereof shall be the earlier of the original exercise date for such offering and the date that is 60 days after the date hereof (the “Final Exercise Date”), (B) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP as of the Final Exercise Date or, to the extent not used to purchase shares of Company Common Stock in accordance with the terms of the ESPP prior to the Effective Time, shall be refunded to such participant through the Company’s payroll system no later than 10 Business Days following the Final Exercise Date, and (C) the ESPP shall terminate on the date immediately prior to the date on which the Effective Time occurs and no further rights shall be granted or exercised under the ESPP thereafter. All shares of Company Common Stock purchased on the Final Exercise Date shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(g) Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plan or the ESPP) shall adopt such resolutions and take any actions that are necessary to effectuate the treatment of the Company Equity Awards and the ESPP pursuant to this Section 2.06 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act).

(h) As soon as reasonably practicable following the Closing Date, Parent will cause the Parent Common Stock issuable upon settlement of any Converted RSUs to be registered with the SEC on Form S-8, and will use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such Converted RSUs remain outstanding and will reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise or settlement thereof.

Section 2.07 Adjustments. If, during the period between the date hereof and the LLC Merger Effective Time, any change in the outstanding limited liability company interests of the Operating Company shall occur by reason of any reclassification, recapitalization, unit split (including reverse unit split) or combination, exchange or readjustment of units, or any equity distribution, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted so as to provide the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Merger Consideration. If, during the period between the date hereof and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted so as to provide the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Merger Consideration.

Section 2.08 Withholding Rights. Each of Parent, Acquirer, Merger Sub, Merger Sub II, the Surviving Corporation and the Exchange Agent including their respective Affiliates and agents (each a “Withholding Person”) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any applicable Tax law or under any agreement between the Company and the Person entitled to such payment. To the extent that amounts are so deducted and withheld and are paid to the applicable Taxing Authority by any Withholding Person, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which the Withholding Person made such deduction and withholding.

Section 2.09 Payoff. At the Closing, Parent shall pay, or cause to be paid, the Payoff Amount; provided that the Company shall provide to Parent (a) at least three Business Days prior to the Closing Date a substantially final draft of the Payoff Letter and (b) prior to the Effective Time an executed copy of the Payoff Letter.

ARTICLE III

THE SURVIVING CORPORATION

Section 3.01 Certificate of Formation; Certificate of Incorporation. At the LLC Merger Effective Time, the certificate of formation of the Operating Company, as in effect immediately prior to the LLC Merger Effective Time, will remain unchanged and will become the certificate of formation of the Surviving LLC until thereafter amended in accordance with the applicable provisions of the DLLCA. At the Effective Time, by virtue of the Merger, the certificate of incorporation of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until, subject to Section 6.10, amended in accordance with Applicable Law. At the Second Effective Time (if the Second Effective Time shall occur in accordance with the terms and conditions of this Agreement), by virtue of the Second Merger, the certificate of incorporation of the Acquirer, as in effect immediately prior to the Second Effective Time, shall be the certificate of incorporation of the Second Surviving Corporation until, subject to Section 6.10, amended in accordance with Applicable Law.

Section 3.02 LLC Agreement; By-laws. At the LLC Merger Effective Time, by virtue of the LLC Merger, the limited liability company agreement of Merger Sub II, as in effect immediately prior to the LLC Merger Effective Time, shall become the limited liability company agreement of the Surviving LLC (the “LLC Agreement”) until, subject to Section 6.10, amended in accordance with Applicable Law and the LLC Agreement. At the Effective Time, by virtue of the Merger, the by-laws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until, subject to Section 6.10, amended in accordance with Applicable Law. At the Second Effective Time (if the Second Effective Time shall occur in accordance with the terms and conditions of this Agreement), by virtue of the Second Merger, the by-laws of the Acquirer, as in effect immediately prior to the Second Effective Time, shall be the by-laws of the Second Surviving Corporation until, subject to Section 6.10, amended in accordance with Applicable Law.

Section 3.03 Directors and Officers. Parent and the Company will take such actions as are reasonably necessary such that, from and after the Effective Time, until the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and by-laws of the Surviving Corporation and Applicable Law, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation and (iii) the officers of Merger Sub II immediately prior to the LLC Merger Effective Time shall be the officers of the Surviving LLC. Parent and the Company will take such actions as are reasonably necessary such tha, from and after the Second Effective Time, until the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and by-laws of the Second Surviving Corporation and Applicable Law, (i) the directors of Acquirer immediately prior to the Second Effective Time shall be the directors of the Second Surviving Corporation and (ii) the officers of Acquirer immediately prior to the Second Effective Time shall be the officers of the Second Surviving Corporation, in each case, if the Second Effective Time shall occur in accordance with the terms and conditions of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents furnished or filed and publicly available since January 1, 2022 through the date hereof (other than information that is contained (i) solely in the risk factors sections of such Company SEC Documents, except to the extent such information consists of factual statements, and (ii) in any forward-looking statements in such Company SEC Documents that are of a nature that they speculated about future developments); provided that nothing disclosed in the Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 4.05, Section 4.09(b) or Section 4.27 or (b) subject to Section 9.14, as set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent, Acquirer, Merger Sub and Merger Sub II as follows:

Section 4.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and authority required to carry on its business as presently conducted and to own, lease or operate its properties, rights and assets. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has Made Available to Parent complete and correct copies of the certificate of incorporation and by-laws of the Company, including all amendments thereto, as currently in effect and the Company is not in violation of any provision thereof in any material respect.

Section 4.02 Corporate Authorization.

(a) Each of the Company and the Operating Company has all requisite corporate power and authority to (i) enter into and deliver this Agreement, (ii) subject to the Stockholder Approval, to consummate the Mergers and the other transactions contemplated by this Agreement and (iii) perform its obligations hereunder. The execution, delivery and performance by each of the Company and the Operating Company of this Agreement and the consummation by the Company and the Operating Company of the Mergers and the other transactions contemplated by this Agreement, except for obtaining the Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company and the Operating Agreement. Assuming the due authorization, execution and delivery of this Agreement by Parent, Acquirer, Merger Sub and Merger Sub II, this Agreement constitutes a valid and binding agreement of the Company and the Operating Company enforceable against the Company and the Operating Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity (the “Enforceability Exceptions”).

(b) At a meeting duly called and held, prior to the execution of this Agreement, the Special Committee unanimously adopted resolutions (A) determining that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (B) recommending that the Company Board determine that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company’s stockholders and adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement, and (C) recommending that, subject to approval by the Company Board, the Company Board submit this Agreement to the Company’s stockholders entitled to vote thereon for adoption thereby and resolve to recommend that such stockholders adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger. Thereafter, the Company Board, upon the unanimous recommendation of the Special Committee, unanimously adopted resolutions (i) determining that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) adopting and approving this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) directing that this Agreement be submitted to the Company’s stockholders entitled to vote thereon for adoption thereby and resolving to recommend that such stockholders adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger (the “Company Recommendation”).

(c) Enfusion US 1, Inc., in its capacity as the managing member of the Operating Company, has (i) determined that it is in the best interests of the Operating Company and its members, declared it advisable to enter into this Agreement providing for the LLC Merger in accordance with the DLLCA upon the terms and subject to the conditions set forth herein; and (ii) approved the execution and delivery of this Agreement by the Operating Company and the consummation of the LLC Merger upon the terms and subject to the conditions set forth herein.

(d) The only vote or action of holders of capital stock of the Company, or any class or series of capital stock of the Company, necessary to adopt this Agreement are the adoption of this Agreement by the holders of a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote thereon, voting as a single class (such vote, the “Stockholder Approval”).

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of (A) the HSR Act and (B) any other applicable Antitrust Laws or any Foreign Investment Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. state or federal or foreign securities laws, or the rules or regulations of NYSE, and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04 Non-contravention. The execution, delivery and performance by the Company and the Operating Company of this Agreement and the consummation by the Company and the Operating Company of the Mergers and the other transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time, or both): (i) result in any violation or breach of any provision of the certificate of incorporation or by-laws of the Company or the Operating Agreement of the Operating Company; (ii) assuming compliance with the matters referred to in Section 4.03 and that the Stockholder Approval is obtained, result in a violation, conflict with or breach of any provision of any Applicable Law or Order; (iii) require any consent or approval under, violate, result in any breach of or default under (or an event that, with notice or lapse of time or both, would become a default), result in the cancellation, adverse amendment, right of payment, termination or acceleration of any right or obligation or the loss of any benefit to which the Company or one of its Subsidiaries is entitled under, or result in termination or give to others any right of termination of, any Material Contract; or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 1,000,000,000 shares of Class A Common Stock, (ii) 150,000,000 shares of Class B Common Stock and (iii) 100,000,000 shares of undesignated preferred stock, par value $0.001 per share (the “Company Preferred Stock”). At the close of business on January 7, 2025: (A) 94,769,479 shares of Class A Common Stock were issued and outstanding; (B) 34,198,767 shares of Class B Common Stock were issued and outstanding; (C) Company Stock Options to purchase an aggregate of 76,056 shares of Company Common Stock were issued and outstanding; (D) an aggregate of 3,197,872 shares of Company Common Stock were subject to outstanding Company RSUs; (E) an aggregate of 965,294 shares of Company Common Stock were subject to outstanding Company PSUs assuming the achievement of all performance goals or metrics applicable to such Company PSU; (F) an aggregate of 3,696,435 shares of Company Common Stock were reserved for issuance pursuant to the ESPP and there are no outstanding offering or purchase periods under the ESPP as of the date hereof; (G) zero shares of Company Common Stock were held in the treasury of the Company; (H) zero shares of Company Preferred Stock were issued and outstanding; (I) 128,968,246 Common Units were issued and outstanding; (J) no other limited liability company interests in the Operating Company were outstanding; and (K) an aggregate of 25,464,398 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plan.

(b) Section 4.05(b) of the Company Disclosure Schedule sets forth, as of the close of business on January 7, 2025, a complete and correct list of (i) all outstanding Company Stock Options, including the number of shares subject to such award, the name of the holder, the grant date, the vesting schedule, and the exercise or purchase price per share, (ii) all outstanding Company RSUs, including the name of the holder, the grant date, the vesting schedule, and the number of shares of Company Common Stock subject to each award of Company RSUs, and (iii) all outstanding Company PSUs, including the name of the holder, the grant date, the vesting schedule, and the number of shares of Company Common Stock subject to each award of Company PSUs (including the applicable performance periods), assuming the achievement of all performance goals or metrics applicable to such Company PSUs.

(c) Except for changes since January 7, 2025 resulting from the exercise or settlement of Company Equity Awards outstanding on such date in accordance with the applicable terms of the Company Stock Plan and such Company Equity Award or granted thereafter as expressly permitted under Section 6.01(b) or the purchase of shares of Company Common Stock pursuant to the ESPP, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) subscriptions, options, warrants or other rights or arrangements to acquire from the Company, or other obligations or commitments of the Company to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in, the Company, (iv) restricted shares, stock appreciation rights, performance shares, contingent value rights, profits interests, equity-based or “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company (the items in clauses (i)-(iv) being referred to collectively as the “Company Securities”), (v) voting trusts, equityholder arrangements, proxies or other similar agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock, or other equity or voting interest in, of the Company or any of its Subsidiaries or (vi) contractual obligations or commitments of any character (A) restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of the Company or any of its Subsidiaries, (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities, (C) restricting the payment of any dividend or distribution on any Company Securities, or (D) requiring the Company or any of its Subsidiaries to make any payment based on the price or value of any equity interests of the Company. There are no outstanding obligations or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. As of the date hereof, there are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of equity interests in the Company on any matter. No Subsidiary of the Company owns any Company Securities.

(d) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary has been duly authorized, validly issued, fully paid and non-assessable, as applicable, and are owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens). As of the date hereof, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for, or measured by reference to, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary, (ii) subscriptions, options, warrants or other rights or arrangements to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, or measured by reference to, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance shares, contingent value rights, profits interests, equity-based or “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”).

(e) There are no outstanding obligations or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. There are no outstanding contractual obligations or commitments of the Company or any Subsidiary of the Company requiring the registration for sale of any Company Subsidiary Securities, granting any right to subscribe for or acquire from any Subsidiary of the Company any Company Subsidiary Securities or requiring the Company or any of its Subsidiaries (or any outstanding obligations of the Company or any of its Subsidiaries) to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. The Company does not own, directly or indirectly, any shares of capital or other voting securities of, or ownership interests in, any other Person, other than its Subsidiaries.

(f) All issued and outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to the Company Stock Plan or the ESPP will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares that have not yet been issued, will be) fully paid, nonassessable and were not issued in breach of any preemptive rights and are free and clear of restrictions on transfer (other than as provided by applicable federal and state securities Laws).

Section 4.06 Subsidiaries.

(a) Section 4.06(a) of the Company Disclosure Schedule sets forth a true and complete list of the Company’s Subsidiaries together with the jurisdiction of each Subsidiary and the ownership of equity interest of each Subsidiary. Except for securities held by the Company in connection with its ordinary course treasury investment activities and investments that are fully impaired, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or has any direct or indirect equity participation or similar interest in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interest in, any other Person.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Subsidiary of the Company: (i) is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers required to carry on its business as presently conducted and to own, lease and operate its properties, rights and assets and (ii) is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where such qualification is necessary.

Section 4.07 SEC Filings and the Sarbanes-Oxley Act.

(a) Since January 1, 2022, through the date hereof, the Company has filed with or furnished to, as applicable, the SEC each report, statement, schedule, form or other document or filing required by Applicable Law to be filed or furnished by the Company at or prior to the time so required (the documents referred to in this Section 4.07(a), together with all exhibits and other information incorporated by reference therein and all amendments and supplements thereto, are collectively referred to as the “Company SEC Documents”). No Subsidiary of the Company is required to file any report, statement, schedule, form or other document with the SEC.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder applicable to the Company SEC Documents, as the case may be, each as in effect on the date that such Company SEC Document was filed.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), no Company SEC Document filed with or furnished pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading. As of the date hereof, (i) there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC and (ii) to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC. As of the date hereof, to the Knowledge of the Company, there are no formal SEC inquiries or investigations pending or threatened, in each case regarding any accounting practices of the Company.

Section 4.08 Financial Statements; Internal Controls.

(a) The consolidated financial statements of the Company included in the Company SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited statements, for the absence of certain information and footnotes), and (iii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods presented therein (subject to normal recurring adjustments in the case of any unaudited interim financial statements). Except as has been described in the Company SEC Documents, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(b) of Regulation S-K promulgated by the SEC.

(b) The Company’s system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is reasonably designed and maintained to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (iii) any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be prevented or detected in a timely manner. There were no material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the management of the Company’s assessment of internal controls as of and for the year ended December 31, 2023.

(c) The Company’s “disclosure controls and procedures” (as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act) are reasonably designed and maintained to ensure that (i) material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(d) As of the date hereof, the Company is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes Oxley Act to the extent applicable to the Company. Since January 1, 2022, through the date hereof, the Company has complied in all material respects with the applicable listing and other rules and regulations of the NYSE.

Section 4.09 Absence of Certain Changes. Since the Company Balance Sheet Date (a), through the date hereof the Company and its Subsidiaries have conducted their business in the ordinary course (except in connection with the transactions contemplated by this Agreement), (b) there has not been any event, change, occurrence, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) none of the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement would require Parent’s consent pursuant to subsection (ii), (vi), (xii), (xiii), (xv), (xviii) or (xxi) of Section 6.01(b) or, solely with respect to the foregoing subsections, subsection (xxiii) of Section 6.01(b).

Section 4.10 No Undisclosed Material Liabilities. There are no liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, of the Company or any of its Subsidiaries that would be required by GAAP to be reflected on a consolidated balance sheet (or disclosed in the notes thereto), other than: (a) liabilities or obligations disclosed or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Documents filed prior to the date of this Agreement; (b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date; (c) executory obligations arising under Contracts to which the Company or any of its Subsidiaries is a party (other than as a result of a breach thereof or default thereunder by the Company or any of its Subsidiaries); (d) liabilities or obligations incurred in connection with the transactions contemplated by this Agreement (including the Mergers); and (e) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, from January 1, 2022, (a) there is and there has been no Proceeding pending against or threatened in writing against or, to the Knowledge of the Company, involving the Company or any of its Subsidiaries and (b) neither the Company nor any of its Subsidiaries is or has been subject to any outstanding Order. As of the date hereof, there is no pending Proceeding or outstanding Order that seeks to prevent, materially impair or materially delay consummation of the Mergers.

Section 4.12 Compliance with Applicable Law.

(a) Except as would not reasonably be expected to result, individually or in the aggregate, in the Company incurring material liabilities, each of the Company and its Subsidiaries is, and, since January 1, 2022, has been, in compliance with all Applicable Laws and Privacy Obligations. Neither the Company nor any of its Subsidiaries has received any written notice since January 1, 2022 that remains unresolved (i) of any administrative, civil or criminal investigation or material audit by any Governmental Authority relating to the Company or any of its Subsidiaries or (ii) from any Governmental Authority alleging that the Company or any of its Subsidiaries is not in compliance with any Applicable Law, except for such notices described in clauses (i) and (ii) that would not reasonably be expected to result, individually or in the aggregate, in the Company incurring material liabilities.

(b) Except as would not reasonably be expected to result, individually or in the aggregate, in the Company incurring material liabilities, (i) each of the Company and its Subsidiaries has in effect all Governmental Authorizations necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations and (ii) there have occurred no defaults (with or without notice or lapse of time or both) under, violations of, or events giving rise to any right of termination, amendment or cancelation of, any such Governmental Authorizations.

Section 4.13 Certain Business Practices.

(a) Since January 1, 2022, the Company and its Subsidiaries have been in material compliance with all Anti-Corruption Laws. Since January 1, 2022, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries, nor any of their respective directors, officers, or employees, in each case, solely in their capacities as such, nor, to the Knowledge of the Company, any of their other Representatives or any other Person acting on their behalf, in each case, solely in their capacities as such, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (c) offered, promised, provided, or authorized the provision of any money, property, or other thing of value, directly or indirectly, to any Person to improperly influence official action or secure an improper advantage in violation of Anti-Corruption Laws.

(b) Since January 1, 2022, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, is or has been in violation of, nor to the Knowledge of the Company, been under investigation by any Governmental Authority for violating, any applicable Anti-Corruption Laws, Sanctions, International Trade Laws, or Anti-Money Laundering Laws. Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers or employees, is the subject or target of Sanctions or located, organized, or resident in any country or region that is the subject or target of comprehensive Sanctions.

(c) The Company and its Subsidiaries have implemented and maintain in effect policies and procedures reasonably designed to promote compliance with Anti-Corruption Laws, Sanctions, International Trade Laws, and Anti-Money Laundering Laws.

Section 4.14 Material Contracts.

(a) Except (i) as filed as exhibits to the Company SEC Documents, (ii) for this Agreement and the other agreements entered into in connection with the transactions contemplated hereby and (iii) for Company Employee Plans, as of the date hereof, neither the Company nor any Subsidiary of the Company is a party to or is bound by any Contract:

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) that is with the 25 largest customers of the Company and its Subsidiaries by revenue during the 9 months ended September 30, 2024 (as defined in the Company’s Press Release issued November 4, 2024 which is filed with the Company SEC Documents) (excluding any nondisclosure agreements, data processing agreements, purchase orders or statements of work or invoices entered into in the ordinary course of business, and other similar Contracts that are ancillary to Contracts pursuant to which revenue is paid or payable to the Company or its Subsidiaries);

(iii) that is with the 10 largest vendors of the Company and its Subsidiaries during the 12 months ended September 30, 2024 (as determined based on cost of goods and services paid to such vendors by the Company during such time period) (excluding any non-disclosure agreements, data processing agreements, purchase orders or statements of work or invoices entered into in the ordinary course of business, and other similar Contracts that are ancillary to Contracts pursuant to which cost of goods and services is paid or payable by the Company);

(iv) relating to the disposition or acquisition of any business, equity, real property or all or substantially all of the assets of any Person for aggregate consideration in excess of by the Company or any of its Subsidiaries outside of the ordinary course of business pursuant to which the Company or its Subsidiaries have material continuing obligations;

(v) containing (A) a covenant or other provision limiting the ability of the Company or any Subsidiary of the Company to compete or engage in any line of business or to compete with any Person in any geographic area (other than any customary employee non-solicitation or no-hire clauses entered into in the ordinary course of business), (B) “most favored nation” or “exclusivity” provisions, (C) a right of first refusal or right of first offer or similar right that limits the ability of the Company or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of assets, rights or properties or (D) a minimum purchase, minimum volume, “earnout” or other contingent, deferred or fixed payment obligation of the Company and its Subsidiaries, in each case, that would be material to the Company and its Subsidiaries, taken as a whole;

(vi) relating to or evidencing indebtedness for borrowed money, debt securities, warrants or other rights to acquire any debt securities, of the Company or any Subsidiary of the Company (including any hedging, swap, derivative or other similar Contract), or any guarantee by the Company or of its Subsidiaries of the obligations of any Person (in each case, excluding, intercompany loans between the Company and any of its wholly-owned Subsidiaries or between or among any wholly-owned Subsidiaries of the Company);

(vii) that is a license (or a sublicense, covenant, consent or other right in or to use Intellectual Property) granted by the Company or any Subsidiary of the Company to any Company Intellectual Property (A) on an exclusive basis, (B) pursuant to which the Company or any Subsidiary of the Company received licensing revenues for the 12 months ended December 31, 2023 or the 2024 calendar year in excess of $550,000, other than non-exclusive licenses granted to customers in the ordinary course of business, and/or (C) that is otherwise material to the Company and its Subsidiaries, taken as a whole;

(viii) that is a license (or a sublicense, covenant, consent or other right in or to use Intellectual Property) of Intellectual Property granted to the Company or any Subsidiary of the Company by any third Person (A) on an exclusive basis, (B) on a non-exclusive basis, if pursuant to which the Company or any Subsidiary of the Company made payments during the 12 months ended December 31, 2023 or the 2024 calendar year in excess of $550,000, and/or (C) that is otherwise material to the Company and its Subsidiaries, taken as a whole (each such Contract that is scheduled or required to be scheduled against (A) – (C) above, an “Inbound IP License”);

(ix) that (A) provides for any invention, creation, conception or other development of any material Intellectual Property (1) by the Company or any of its Subsidiaries for any other Person, (2) by the Company or any of its Subsidiaries jointly with any other Person or (3) for the Company or any of its Subsidiaries by any other Person (excluding any Invention Assignment Agreements) or (B) provides for the assignment or other transfer of any ownership interest in any material Intellectual Property (1) to the Company or any of its Subsidiaries by any other Person (excluding any Invention Assignment Agreements) or (2) by the Company or any of its Subsidiaries to any other Person;

(x) that is a collective bargaining agreement or other similar Contract with any labor union, labor organization, works council or other similar employee representative (“Labor Agreement”);

(xi) that is a settlement, conciliation or similar agreement with any Governmental Authority pursuant to which the Company will have a material outstanding obligation following the execution of this Agreement;

(xii) any stockholders’ agreement, voting trust agreement or registration rights agreement or similar agreements, arrangements or commitments relating to any equity securities of the Company or any if its Subsidiaries or relating to the disposition, voting or dividends with respect to any equity securities of the Company or any of its Subsidiaries; or

(xiii) is with an affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act, other than any Contract solely among the Company and its wholly-owned Subsidiaries.

(b) Each Contract of the type described above in Section 4.14(a) is referred to herein as a “Material Contract.” Except for Material Contracts that have expired or terminated by their terms, as of the date hereof, all of the Material Contracts are (A) valid and binding on the Company or the applicable Subsidiary of the Company, as the case may be, and, to the Knowledge of the Company, each other party thereto, and (B) in full force and effect, except (i) as may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity and (ii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company has, and, to the Knowledge of the Company, none of the other parties thereto have, (x) violated any provision of, or committed or failed to perform any act under, and no event or condition exists, which (with or without notice, lapse of time or both) would constitute a breach of or default under, the provisions of any Material Contract, except in each case for those violations, acts (or failures to act) and defaults which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or (y) the intention to renegotiate, terminate or claim a material breach under any Material Contract.

Section 4.15 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) (i) all Company Returns required to be filed with any Taxing Authority have been filed when due (taking into account valid extensions) in accordance with all Applicable Laws, (ii) all such Company Returns were true, correct and complete, (iii) the Company and each of its Subsidiaries have paid (or have had paid on their behalf) all Taxes due and payable (whether or not shown as due and owing on such Company Return) and (iv) all Taxes of the Company and its Subsidiaries, if not yet due and owing, have been adequately accrued and reserved to the extent required by GAAP;

(b) the Company and each of its Subsidiaries has withheld all Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other Person and such Taxes have been timely paid over to the proper Governmental Authority;

(c) (i) no deficiencies for Taxes of the Company or any of its Subsidiaries have been assessed by any Taxing Authority, except for deficiencies that have been paid or otherwise resolved, (ii) to the Knowledge of the Company, there is no Proceeding presently in progress, pending or threatened in writing against the Company or any of its Subsidiaries in respect of any Tax, (iii) no claim has been made in writing by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a type of Tax Return that it is or may be subject to taxation by, or may be required to file such type of Tax Return in, that jurisdiction, and (iv) none of the Company or any of its Subsidiaries has a permanent establishment in any country other than the country of its organization, or is or has been, subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file an income Tax Return and does not file such return;

(d) each of the Company and its Subsidiaries has collected all sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authorities, or has been furnished properly completed exemption certificates;

(e) there are no Liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(f) neither the Company nor any of its Subsidiaries has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any Tax, in each case that has not since expired and other than waivers or extensions of time to file Tax Returns granted in the ordinary course of business or pursuant to a routine request by a Taxing Authority;

(g) neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code during the two-year period ending on the date of this Agreement;

(h) neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b);

(i) (i) neither the Company nor any of its Subsidiaries is or has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated, unitary, or similar Tax Return and (ii) neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor, by Contract or otherwise by operation of law;

(j) Neither the Company nor any of its Subsidiaries is (or has been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code) a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(k) there are no Tax sharing, allocation or indemnification agreements (other than customary commercial or financial arrangements entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes), with respect to which the Company or any of its Subsidiaries is a party;

(l) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period or portion thereof beginning after the Closing Date as a result of (i) a change in method of, or use of an improper method of, accounting occurring prior to the Closing, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, or deferred revenue accrued prior to the Closing, (iv) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax Law) executed on or prior to the Closing Date, (v) transactions effected or investments made on or prior to the Closing that result in taxable income pursuant to Section 951(a) of the Code, or (vi) “global intangible low-taxed income” within the meaning of Section 951A of the Code (or any similar provision of state, local or non-U.S. Law) attributable to a taxable period (or portion thereof) ending on or prior to the Closing and neither the Company nor any of its Subsidiaries will be required to pay any Taxes after the Closing Date as a result of an election under Section 965(h) of the Code; and

(m) neither the Company nor any of its Subsidiaries has taken any action, or knows of any fact, agreement, plan or other circumstance, that could reasonably be expected to prevent the Corporate Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.16 Employee Benefit Plans.

(a) Section 4.16(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, identifying each material U.S. Employee Plan, other than (i) any individual offer letter or employment agreement for non-officer employees that (A) does not provide for any severance or change of control benefits and (B) is consistent in all material respects with a standard form (in which case only such standard form(s) and all individual agreements that do not conform in all material respects to such standard form(s) are required to be listed) or (ii) any U.S. Employee Plan that is terminable “at will” without any contractual obligation or additional liability on the part of the Company or its Subsidiaries. Within 10 Business Days following the date of this Agreement, the Company shall provide to Parent a true, correct and complete list, as of the date of such provision, identifying each material Foreign Employee Plan, in each case other than (A) any individual offer letter or employment agreement for non-officer employees that does not provide for any severance or change of control benefits and are terminable on less than thirty days’ notice without further obligation, or (B) any Foreign Employee Plan that is terminable “at will” (or following a notice period imposed by Applicable Law) without any contractual obligation or additional liability on the part of the Company or its Subsidiaries.

(b) With respect to each material U.S. Employee Plan, the Company has Made Available to Parent true and correct copies of the following (as applicable) prior to the date of this Agreement: (i) the current plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof, (ii) the most recent summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments or other funding-related documents and insurance contracts, (iv) the financial statements for the most recent year for which such financial statements are available, in audited form if required by ERISA and, where applicable, Annual Report/Returns (Forms 5500) with disclosure schedules and attachments for the most recent year for which such Annual Report/Return (Form 5500) is available, in each case, to the extent not publicly available, (v) a copy of all material, non-routine correspondence with any Governmental Authority relating to a Company Employee Plan received or sent within the last three years, (vi) the most recent Internal Revenue Service determination or opinion letter, and (vii) written results of any required compliance testing for the most recent plan year. The Company has Made Available to Parent true and correct copies of the following: (A) the standard agreements evidencing Company Stock Options, Company RSUs and Company PSUs; and (B) each agreement evidencing a Company Stock Option, Company RSU or Company PSU that does not conform in all material respects to the standard agreement.

(c) Within 30 days following the date of this Agreement, the Company shall, with respect to each material Foreign Employee Plan (other than with respect to any such Foreign Employee Plan that the Company is prohibited from making available to Parent by Applicable Law), make available to Parent for review by Parent or Parent’s representatives, either via electronic mail, in hard copy form, via Datasite or similar service or in the virtual data room maintained by or on behalf of the Company in connection with the transactions contemplated by this Agreement, true and correct copies of the documents and materials listed in clauses (i) through (vi) of Section 4.16(b).

(d) Neither the Company, any of its Subsidiaries nor any ERISA Affiliate of the Company or any of its Subsidiaries sponsors, maintains, participates in or contributes or is obligated to contribute to, or has in the past six years sponsored, maintained, participated in or contributed or has been obligated to contribute to, or otherwise has any current or contingent liability or obligation with respect to, (i) any Company Employee Plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, (ii) any multiemployer plan within the meaning of Section 3(37) of ERISA, (iii) a multiple employer plan, within the meaning of Section 413(c) of the Code, or Section 4063 or Section 4064 of ERISA, or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). Neither the Company nor any of its Subsidiaries has any outstanding or contingent liability or obligation as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person. No Company Employee Plan that is a “welfare plan” (as defined in Section 3(1) of ERISA) provides and there is no other obligation to provide material post-termination or retiree life insurance or health benefits to any person, except (A) as may be required by Section 4980B of the Code or any similar Applicable Law (“COBRA”) or (B) pursuant to any Company Employee Plan identified in Section 4.16(a) of the Company Disclosure Schedule (or, with respect to a Foreign Employee Plan, listed for Parent in accordance with Section 4.16(a)) that provides subsidized or employer-paid premiums for group health plan continuation coverage under COBRA for a period of time that is no longer than the length of the applicable severance period.

(e) Each U.S. Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination or may rely upon an opinion letter, or has pending, or has time remaining to which to file, an application of such determination from the Internal Revenue Service, and, to the Knowledge of the Company, no event has occurred and no condition exists that could reasonably be expected to adversely affect the qualified status of such U.S. Employee Plan. Each U.S. Employee Plan has been established, funded and maintained in all material respects in compliance with its terms and with the requirements prescribed by Applicable Laws, including ERISA and the Code. No material Proceedings, claims or litigation is pending with respect to any U.S. Employee Plan (other than routine claims for benefits) and, to the Knowledge of the Company, no such Proceeding, claim or litigation is threatened in writing, and there are no governmental audits or investigations pending or, to the Knowledge of the Company, threatened in writing in connection with any U.S. Employee Plan. Neither the Company nor any of its Subsidiaries has incurred any material Tax or other liability (whether or not assessed) pursuant to Sections 4975, 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(f) (i) Each Foreign Employee Plan and related trust, complies in all material respects with and has been established, maintained and administered in compliance in all material respects with (A) any Applicable Laws and (B) their terms and the terms of any collective bargaining, collective labor or works council agreements, (ii) each Foreign Employee Plan which, under any Applicable Laws, is required to be registered or approved by any Governmental Authority has been so registered or approved, (iii) no Foreign Employee Plan has unfunded liabilities that as of the Effective Time will not, in all material respects, be fully accrued for in the Company’s financial statements or fully offset by insurance and (iv) each Foreign Employee Plan that is intended to qualify for preferential Tax treatment has been determined to qualify for such Tax treatment and, to the Knowledge of the Company, there are no existing circumstances or events that have occurred or that could reasonably be expected to adversely affect the preferential Tax treatment of such Foreign Employee Plan. The Company and its Subsidiaries are in material compliance with all obligations applicable to them with respect to any benefit plan maintained by a Governmental Authority and any statutory benefits (or related benefit plan) mandated by Applicable Law.

(g) Except as provided in this Agreement or as required under Applicable Law, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event): (i) entitle any current or former employee, director or independent contractor of the Company or any of its Subsidiaries to any compensation or benefits under any Company Employee Plan or otherwise or any increase in such compensation or benefits; (ii) accelerate the time of payment or vesting of any compensation, payments, benefits or equity-based award; (iii) trigger any funding (through a grantor trust or otherwise) of compensation or benefits under any Company Employee Plan; (iv) result in any forgiveness of indebtedness, trigger any payment or funding, or increase the amount payable pursuant to any Company Employee Plan; or (v) impose any additional restrictions or limitations of the Company’s or any of its Subsidiaries’ right to amend, modify or terminate any Company Employee Plan.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries. No Company Employee Plan provides for a “gross-up” or similar payment in respect of any Taxes that may become payable, including those imposed under Sections 409A or 4999 of the Code.

(i) Except as would not reasonably be expected to result in material liability for the Company, each Company Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

Section 4.17 Labor and Employment Matters.

(a) Since January 1, 2022, the Company and its Subsidiaries have been in material compliance with all federal, state, local, and foreign Applicable Laws respecting employment and employment practices, including terms and conditions of employment, wages, and hours, equal employment opportunity, discrimination, harassment, retaliation, disability rights or benefits, immigration (including the completion of Forms I-9 for all employees and the proper confirmation and maintenance of employee visas), classification of employees and independent contractors, pay equity, workers’ compensation, government contracting and subcontracting regulations, affirmative action, COVID-19, plant closures and layoffs (including the WARN Act), employee leave issues, collective bargaining and labor relations, whistleblowing, occupational safety and health standards, workers’ compensation, employee trainings and notices, unemployment insurance, and withholding of payroll Taxes.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2022, (A) the Company has not received written notice of any audits or investigations pending or scheduled by any Governmental Authority pertaining to the employment practices of the Company and (B) no written complaints relating to employment practices of the Company that are reasonably likely to be material to the Company have been made to any Governmental Authority or submitted to the Company.

(c) Neither the Company nor any Subsidiary of the Company is a party to, or otherwise bound by any Labor Agreement. Since January 1, 2022, (i) neither the Company nor any Subsidiary of the Company has been subject to any charge, demand, petition or representation Proceeding seeking to compel, require or demand it to bargain with any labor union, works council or labor organization, and (ii) there have not been any labor strikes, material labor grievances, unfair labor practices charges, material collective bargaining or work council disputes, material concerted work stoppages, lockouts, or material concerted slowdowns pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company. To the Knowledge of the Company, since January 1, 2022, there have been no labor organizing activities with respect to any employees of the Company.

(d) Since January 1, 2022, neither the Company or any of its Subsidiaries have taken any action which constituted a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a “plant closing” or “mass layoff” required by the WARN Act, or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(e) Since January 1, 2022, no material allegations of sexual harassment or sexual misconduct have been made against any current or former executive of the Company or its Subsidiaries, and the Company and its Subsidiaries have not entered into or executed any settlement agreements related to allegations of sexual harassment or sexual misconduct by an officer or executive. The Company and its Subsidiaries have reasonably and impartially investigated all sexual harassment and material misconduct allegations against any officers, executives or senior supervisory employees since January 1, 2022 of which the Company has Knowledge. With respect to any such allegations since January 1, 2022, that the Company has reasonably determined has merit, the Company and its Subsidiaries have taken prompt, corrective action that is reasonably calculated to prevent further improper conduct.

Section 4.18 Insurance. Section 4.18 of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of all insurance policies issued in favor of the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and its Subsidiaries maintain or are otherwise covered by insurance in such amounts and against such risks as is sufficient to comply with Applicable Law and Contracts to which the Company or any of its Subsidiaries is a party or is bound; (b) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid in full; (c) neither the Company nor any of its Subsidiaries is in breach of or default under (or an event that, with notice or lapse of time or both, would become a default) any of such insurance policies; and (d) since January 1, 2022, the Company has not received any written notice of termination, modification or cancelation or denial of coverage with respect to any insurance policy.

Section 4.19 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are, and since January 1, 2022, have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Governmental Authorizations and other authorizations necessary under or required by Environmental Laws;

(b) no claim or written notice, report or information has been received or is pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging that the Company or any of its Subsidiaries is in violation of, or has liability under, any Environmental Law; and

(c) there has been no release or disposal of, contamination by, or exposure of any Person to any Hazardous Substance, including as a result of the operation of the business of the Company and its Subsidiaries or at any Company Leased Real Property or any real property currently or formerly owned or leased by the Company, so as to result in liability (contingent or otherwise) to the Company or its Subsidiaries under any Environmental Law.

Section 4.20 Intellectual Property.

(a) Section 4.20(a) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of all (i) Patents, pending applications to register Patents, registered Marks, pending applications to register Marks, and registered Copyrights and pending applications to register Copyrights, in each such case that are included in the Company Owned Intellectual Property and (ii) Domain Names included in the Company Intellectual Property. The Company Owned Intellectual Property and Domain Names listed on Section 4.20(a) of the Company Disclosure Schedule are subsisting and, to the Knowledge of the Company, such Company Owned Intellectual Property is valid and enforceable. The Company or a Subsidiary (i) is the sole and exclusive owner of each item of the Company Owned Intellectual Property, and (ii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, has valid and enforceable rights pursuant to a valid written Inbound IP License to use all Company Licensed Intellectual Property as the same is used in the business of the Company and its Subsidiaries, in each case, free and clear of all Liens, other than Permitted Liens.

(b) All (i) Patents, Marks and Copyrights included in the Company Owned Intellectual Property and (ii) Domain Names included in the Company Licensed Intellectual Property, in either case, that are issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office, a domain name registrar, or any similar office or agency anywhere in the world have been duly maintained (including the payment of maintenance fees) and are not expired, canceled or abandoned, except for such non-material issuances, registrations or applications that the Company or any of its Subsidiaries has permitted to expire or has canceled or abandoned in its reasonable business judgment and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 1, 2022, there have been no, and there are no, Proceedings pending or threatened in writing, or, to the Knowledge of the Company, otherwise threatened, alleging infringement, misappropriation, dilution or other violation (“Infringement” or “Infringes” or “Infringed” or “Infringing”, as applicable) of any Intellectual Property of any Person (or challenges to the use, validity or enforceability of any Company Intellectual Property) by or against the Company or any of its Subsidiaries.

(d) Neither the Company or any of its Subsidiaries, nor the conduct or operation of the business of the Company and its Subsidiaries as currently conducted (i) currently Infringes any Intellectual Property of any Person, and (ii) has, since January 1, 2022, Infringed any Intellectual Property of any Person.

(e) To the Knowledge of the Company, since January 1, 2022, no Person has Infringed or currently is Infringing any Company Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) The Company and each of its Subsidiaries has obtained from each of their respective current and former employees, independent contractors, or consultants or any other Persons who have or are contributing to the creation or development of any product or service of the Company or the applicable Subsidiary (or any Intellectual Property for or on behalf of the Company or the applicable Subsidiary) an Invention Assignment Agreement, to the extent the Company or applicable Subsidiary does not already own all right, title and interest in and to such Intellectual Property by operation of law, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) The Company and each of its Subsidiaries has taken reasonable measures to protect the confidentiality of all Trade Secrets included in the Company Intellectual Property.

(h) No Proprietary Software Product contains, incorporates, is derived from, links or calls to any Open Source Software in a manner that requires the Company or its Subsidiaries to (i) disclose, make available, offer, deliver, contribute or license any portion of the source code of such Proprietary Software Product or component thereof (for clarity, other than the applicable Open Source Software) to any third party (including any open source community) or (ii) license any Proprietary Software Product for making modifications or derivative works, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the source code or related documentation or materials for any Proprietary Software Product has been licensed or provided to, or used or accessed by, any Person (including any escrow agent) other than employees, consultants or independent contractors of the Company or a Subsidiary of the Company who have a written confidentiality obligation to the Company or the applicable Subsidiary with respect to such source code or related materials and the Company does not have the obligation to provide the source code to any such person.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the information technology, computer and communication systems, servers, network equipment, hardware, Software, databases and other equipment owned, operated, leased or licensed or otherwise relied upon by the Company or any of its Subsidiaries used in connection with the business (“IT Systems”) are in good working order, and are adequate and sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted, and (ii) since January 1, 2022, there has been no security breach or unauthorized access or use of any IT Systems, Security Incident or Malicious Code in, or failure or outage of any of any IT Systems, including any such failure or outage affecting any Personal Information. The Company and each of its Subsidiaries have implemented and maintain commercially reasonable (x) industry standard information security program to maintain and protect the integrity and security of the IT Systems and to mitigate against the likelihood that the Proprietary Software Product contains any Malicious Code or other Software or hardware designed or able to cause harmful effect or unauthorized access to Software, hardware or data, and which includes policies and procedures designed to detect, prevent, correct, and/or remove any malware, viruses, or other similar corruptants or effects, and any third party software routines designed to permit unauthorized access, disable or erase software, hardware or data, or perform any other similar actions (“Malicious Code”) and (y) back-up and disaster recovery arrangements.

(k) To the Knowledge of the Company, none of the Proprietary Software Product that is distributed, conveyed or made available by the Company or any of its Subsidiaries contains any “back door”, “drop dead device”, “time bomb” (as such terms are commonly understood in the software industry) or any other Malicious Code or other code designed or able to cause harmful effect or unauthorized access to any device storing or using Proprietary Software Product, data or files. No Proprietary Software Product constitutes, contains or could reasonably be considered “spyware” or “trackware” (as such terms are commonly understood in the software industry).

Section 4.21 AI Systems. All use of AI Systems in the operation of the business of the Company and its Subsidiaries, including in the development, creation, testing, distribution, delivery, maintenance, support, or licensing of any of the Proprietary Software Products, is in compliance with Applicable Law and all policies of the Company and its Subsidiaries. None of the Company or its Subsidiaries has used any Personal Information, customer data, publicly available datasets, or other data scraped from websites to train, validate, test, or otherwise improve or enhance any AI Systems.

Section 4.22 Properties.

(a) No real property is owned in fee by the Company or any of its Subsidiaries.

(b) Section 4.22(b) of the Company Disclosure Schedule sets forth a true, accurate and complete list by address of all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Company Leased Real Property”) as of the date of this Agreement. The Company has made available to Parent true and complete copies of each lease, sublease, license or occupancy agreement in effect as of the date hereof granting rights in the Company Leased Real Property (each a “Company Real Property Lease”), including any guarantees, amendments and assignments thereto. Except for the Company Real Property Leases, there are no other leases, subleases, licenses, use, occupancy or similar agreements granting to any party (other than the Company or any of its Subsidiaries) any occupancy or use rights for any Company Leased Real Property as of the date hereof. There are no subleases or similar written agreements granting to any Person other than the Company or any of its Subsidiaries the right to use or occupy any Company Leased Real Property. Neither the Company nor any Subsidiary (as applicable) owns or holds, or is obligated under or is a party to, any option, right of first refusal or other contractual (or other) right or obligation to purchase, acquire, sell, assign, convey or dispose of any real estate or any portion of or interest in real property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and valid leasehold interest in the Company Leased Real Property free and clear of all Liens, other than Permitted Liens, and as may be necessary to permit the Company and its Subsidiaries to conduct their business in the ordinary course as currently conducted.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Real Property Lease is (A) a valid and binding on the Company or the applicable Subsidiary of the Company, as the case may be, and, to the Knowledge of the Company, each other party thereto, and (B) in full force and effect and enforceable in accordance with its terms against the Company or any Subsidiary party thereto and, to the Knowledge of the Company, the counterparties thereto, except as may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. Neither the Company nor any Subsidiary of the Company, and, to the Knowledge of the Company, none of the other parties to any Company Real Property Lease, is in default under any Company Real Property Lease and no event or condition exists, which (with or without notice, lapse of time or both) would reasonably be expected to constitute a default under, the provisions of any Company Real Property Lease, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company would be required to expend any material funds in causing the applicable party to comply with the surrender conditions set forth in the applicable Company Real Property Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all buildings, structures, improvements, fixtures, buildings systems and equipment, and all components thereof, located on the Company Leased Real Property are in good operating condition and repair (normal wear and tear excepted) for the operation of the business as currently conducted.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have title to, or a valid leasehold interest in, all material tangible personal property free and clear of all Liens, other than Permitted Liens, and as may be necessary to permit the Company and its Subsidiaries to conduct their business in the ordinary course as currently conducted, including all such assets reflected on the Company Balance Sheet (except for assets sold or otherwise disposed of since the Company Balance Sheet Date).

Section 4.23 Data Privacy.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any Person acting for or on behalf of the Company or any of its Subsidiaries, is, and, since January 1, 2022, has been, in compliance with all Applicable Laws and Privacy Obligations, including in each case in connection with the Company’s and its Subsidiaries’ Processing of any personal data, personal information, personally identifiable information, protected health information, personal health records, consumer health data (as each term is defined under Applicable Law and similar terms or definitions under any Applicable Law) (collectively “Personal Information”). The Company and its Subsidiaries have implemented and maintained reasonable physical, technical, organizational and administrative security measures and policies designed to protect all Personal Information collected by or on behalf of them from and against breaches and any unauthorized access, acquisition, destruction, use and/or disclosure (“Security Incident”), and since January 1, 2022, there has been no such breach or Security Incident, and none of the Company or any of its Subsidiaries have provided or been legally required to provide any notice to any Person in connection with a Security Incident. The Company and its Subsidiaries have all rights, authority, consents and authorizations required under applicable Privacy Obligations and have provided all notices required under applicable Privacy Obligations to Process all Personal Information that the Company and its Subsidiaries have Processed in connection with the operation of their business as presently conducted.

(b) Since January 1, 2022, no Governmental Authority or Person has (i) made any written claim (including any notice, enforcement notice, letter, or complaint) against the Company or any of its Subsidiaries or (ii) commenced or, to the Knowledge of the Company, threatened, any Proceeding by or before any Governmental Authority against the Company or a Subsidiary (or, to the Knowledge of the Company, a vendor of the Company or a Subsidiary or any other Person acting on behalf of the Company or any of its Subsidiaries with respect to Personal Information), in each case, with respect to Personal Information, breaches, Security Incidents, or an actual or alleged violation of any Privacy Obligations. To the Knowledge of the Company, there are no facts or circumstances that could reasonably form the basis of any such claim or Proceeding.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, none of the Company or any of its Subsidiaries (i) are in breach or default of any Contracts relating to the IT Systems or to Company confidential information (including Personal Information) or (ii) transfer Personal Information internationally except where such transfers comply with Privacy Obligations.

Section 4.24 Brokers’ Fees. Except for Goldman Sachs & Co. LLC (pursuant to an engagement letter Made Available to Parent’s outside legal counsel prior to the date hereof), there are no investment bankers, brokers or finders that have been retained by or are authorized to act on behalf of the Company or any of its Subsidiaries who are entitled to any banking, broker’s, finder’s or similar fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement.

Section 4.25 Opinion of Financial Advisor. The Special Committee has received the oral opinion of Goldman Sachs & Co. LLC to be subsequently confirmed by delivery of a written opinion, that, as of the date of such written opinion, and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth in such written opinion, the aggregate Merger Consideration to be paid to the holders (other than Parent and its affiliates) of shares of Class A Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. A written copy of each such opinion will be provided to Parent by the Company promptly following receipt by the Company for informational purposes only.

Section 4.26 Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties of Parent, Acquirer, Merger Sub and Merger Sub II in Section 5.13, no (a) “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) or (b) anti-takeover provision in the organizational documents of the Company or any of its Subsidiaries applies or will apply with respect to this Agreement or the transactions contemplated hereby, including the Mergers. The Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement.

Section 4.27 Stock Ownership. None of the Company or any of its Subsidiaries owns any shares of capital stock of Parent. None of the Company or its Subsidiaries is an “interested stockholder” of Parent subject to the restrictions on “business combinations” under Section 203(a) of the DGCL (as such terms are defined in Section 203(c) of the DGCL).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT, ACQUIRER, MERGER SUB AND MERGER SUB II

Except (a) as disclosed in the Parent SEC Documents furnished or filed and publicly available since January 1, 2022 through the date hereof (other than information that is contained (i) solely in the risk factors sections of such Parent SEC Documents, except to the extent such information consists of factual statements, and (ii) in any forward-looking statements in such Parent SEC Documents that are of a nature that they speculated about future developments); provided that nothing disclosed in the Parent SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 5.05, Section 5.13 or Section 5.18, or (b) subject to Section 9.14, as set forth in the Parent Disclosure Schedule, Parent, Acquirer, Merger Sub and Merger Sub II represent and warrant to the Company that:

Section 5.01 Corporate Existence and Power. Each of Parent, Acquirer, Merger Sub and Merger Sub II and their respective Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has all organizational powers and authority required to carry on its business as presently conducted and to own, lease or operate its properties, rights and assets and to consummate the transactions contemplated by this Agreement. Each of Parent, Acquirer, Merger Sub and Merger Sub II and their respective Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has Made Available to Company complete and correct copies of (i) the certificate of incorporation and by-laws of each of Parent, Acquirer and Merger Sub and (ii) the certificate of formation and limited liability company agreement of Merger Sub II, in each of case including all amendments thereto, as in effect as of the date hereof and none of Parent, Acquirer, Merger Sub or Merger Sub II is in violation of any provision thereof in any material respect.

Section 5.02 Corporate Authorization. Each of Parent, Acquirer, Merger Sub and Merger Sub II and their respective Subsidiaries has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery by Parent, Acquirer, Merger Sub and Merger Sub II of this Agreement and the consummation by Parent, Acquirer, Merger Sub and Merger Sub II of the transactions contemplated by this Agreement have been duly authorized by all necessary organizational action on the part of Parent, Acquirer, Merger Sub and Merger Sub II. Assuming due authorization, execution and delivery of this Agreement by the Company and the Operating Company, this Agreement constitutes a valid and binding agreement of each of Parent, Acquirer, Merger Sub and Merger Sub II, enforceable against each such Person in accordance with its terms, except as subject to the Enforceability Exceptions.

Section 5.03 Governmental Authorization. The execution, delivery and performance by Parent, Acquirer, Merger Sub and Merger Sub II of this Agreement and the consummation by Parent, Acquirer, Merger Sub and Merger Sub II of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of (i) the HSR Act and (ii) any other applicable Antitrust Laws or any Foreign Investment Laws as set forth on Section 5.03(b)(ii) of the Parent Disclosure Schedule, (c) compliance with any applicable requirements of the rules and regulations of the NYSE, the Securities Act, the Exchange Act and any other U.S. state or federal securities laws, (d) the filing or submission with the SEC, and in the case of this clause (d)(ii), the effectiveness, of (i) the Joint Proxy Statement/Prospectus, (ii) the Form S-4 and (iii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (e) such filings with and approvals of the NYSE to permit the Parent Class A Common Stock that are to be issued in the Mergers to be listed on the NYSE, and (f) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04 Non-contravention. The execution, delivery and performance by Parent, Acquirer, Merger Sub and Merger Sub II of this Agreement and the consummation by Parent, Acquirer, Merger Sub and Merger Sub II of the transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time, or both) (a) result in any violation or breach of any provision of the certificate of incorporation or by-laws (or similar governing documents) of Parent or Acquirer or the certificate of incorporation or by-laws of Merger Sub or Merger Sub II, (b) assuming compliance with the matters referred to in Section 5.03, result in a violation or breach of any provision of any Applicable Law or Order, or (c) require any consent or approval under, violate, result in any breach of or default under (or an event that, with notice or lapse of time or both, would become a default), result in the cancellation, adverse amendment, right of payment, termination or acceleration of any right or obligation or the loss of any benefit to which Parent or one of its Subsidiaries is entitled under, or result in termination or give to others any right of termination of, any Contract to which Parent, Acquirer, Merger Sub, Merger Sub II or any other Subsidiary of Parent is a party, or by which any of their respective properties or assets are bound, with such exceptions, in the case of each of clauses (b) and (c) above, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05 Capitalization and Operation of Parent, Acquirer, Merger Sub and Merger Sub II.

(a) The authorized capital stock of Parent consists of (i) 1,500,000,000 shares of Parent Class A Common Stock, (ii) 500,000,000 shares of Class B common stock, par value $0.001 per share (“Parent Class B Common Stock”), (iii) 500,000,000 shares of Class C common stock, par value $0.001 per share (“Parent Class C Common Stock”), (iv) 500,000,000 shares of Class D common stock, par value $0.001 per share (“Parent Class D Common Stock”), and (v) 100,000,000 shares of undesignated preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). At the close of business on January 7, 2025: (A) 213,706,577 shares of Parent Class A Common Stock were issued and outstanding; (B) zero shares of Parent Class B Common Stock were issued and outstanding; (C) 12,542,110 shares of Parent Class C Common Stock were issued and outstanding; (D) 22,243,668 shares of Parent Class D Common Stock were issued and outstanding; and (E) zero shares of Parent Preferred Stock were issued and outstanding.

(b) All of the outstanding shares of Parent Common Stock and equity interests of Acquirer, Merger Sub and Merger Sub II have been duly authorized, validly issued, fully paid and nonassessable and were not issued in breach of any preemptive rights and are free and clear of any restrictions on transfer (other than as provided by applicable federal and state securities Laws). All of the issued and outstanding capital stock of Acquirer, Merger Sub and Merger Sub II is, and immediately prior to the Effective Time will be, owned (directly or indirectly) by Parent. Each of Acquirer, Merger Sub and Merger Sub II has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

Section 5.06 No Vote of Parent Stockholders; Required Approval. No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement or to approve the Mergers or the other transactions contemplated by this Agreement. The vote or consent of Parent as the sole stockholder of Acquirer and Merger Sub and Clearwater Analytics, LLC as the sole member of Merger Sub II are the only vote or consent of the holders of any class or series of capital stock of Acquirer, Merger Sub and Merger Sub II necessary to approve the Mergers and adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.

Section 5.07 Litigation. As of the date hereof, there is no Proceeding pending, or, to the Knowledge of Parent, threatened in writing, that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, neither Parent nor any of its Subsidiaries is subject to any Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.08 Compliance with Applicable Law.

(a) Except as would not reasonably be expected to result, individually or in the aggregate, a Parent Material Adverse Effect, each of each of Parent, Acquirer, Merger Sub, Merger Sub II and their respective Subsidiaries is, and, since January 1, 2022, has been, in compliance with all Applicable Laws. Neither Parent, Acquirer, Merger Sub, Merger Sub II nor any of their respective Subsidiaries has received any written notice since January 1, 2022 that remains unresolved (i) of any administrative, civil or criminal investigation or material audit by any Governmental Authority relating to Parent, Acquirer, Merger Sub, Merger Sub II or any of their respective Subsidiaries or (ii) from any Governmental Authority alleging that Parent, Acquirer, Merger Sub, Merger Sub II or any of their respective Subsidiaries is not in compliance with any Applicable Law, except for such notices described in clauses (i) and (ii) that would not reasonably be expected to result, individually or in the aggregate, in a Parent Material Adverse Effect.

(b) Except as would not reasonably be expected to result, individually or in the aggregate, in a Parent Material Adverse Effect, (i) each of each of Parent, Acquirer, Merger Sub, Merger Sub II and their respective Subsidiaries has in effect all Governmental Authorizations necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations and (ii) there have occurred no defaults (with or without notice or lapse of time or both) under, violations of, or events giving rise to any right of termination, amendment or cancelation of, any such Governmental Authorizations.

Section 5.09 Material Contracts. Section 5.09 of the Parent Disclosure Schedule lists each Contract that would be required, as of the date hereof, to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Parent on a Current Report on Form 8-K (each, a “Parent Material Contract”). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, as of the date hereof, (i) each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) Parent and each of its Subsidiaries, and, to the Knowledge of Parent, each other party thereto, has performed all obligations required to be performed by it under each Parent Material Contract; and (iii) there is no default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the Knowledge of Parent, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent or any of its Subsidiaries received any notice of any such default, event or condition.

Section 5.10 Available Funds; Financing.

(a) Parent has delivered to the Company true, correct and complete copies, as of the date hereof, of the fully executed (i) debt commitment letter, dated as of the date hereof (together with all exhibits, annexes, schedules and term sheets attached thereto, as the same may be amended or replaced from time to time in accordance with the terms of this Agreement, the “Debt Commitment Letter ”), pursuant to which the Debt Financing Sources party thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (the “Debt Financing”) for the purpose of funding amounts necessary to consummate the transactions contemplated hereby and (ii) any fee letters referred to in the Debt Commitment Letter, subject to redaction of pricing, fee amounts, “price flex” and other customary “market flex” none of which redacted provisions would be reasonably expected to adversely affect the conditionality, availability, aggregate principal amount or termination of the Debt Financing (such redacted fee letters referred to in the Debt Commitment Letter, collectively, the “Debt Fee Letter”). As of the date hereof, (x) the Debt Commitment Letter has not been amended, supplemented or modified in any respect and (y) the commitments contained in the Debt Commitment Letter has not been withdrawn, terminated, reduced, rescinded or replaced in any respect.

(b) Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, and that the Debt Financing is funded in accordance with the Debt Commitment Letter, and after giving effect to any “flex” provision in the Debt Commitment Letter or the Debt Fee Letter (including with respect to fees and original issue discount), the net cash proceeds contemplated by the Debt Commitment Letter, together with cash on hand of Parent and the Company, will, in the aggregate, be sufficient for Parent, Acquirer, Merger Sub and/or Merger Sub II, as applicable, to pay the cash portion of the Aggregate Merger Consideration, to make any repayment, repurchase or refinancing of debt expressly required by this Agreement, to pay any other amounts required to be paid at or prior to the Closing and to pay all related fees and expenses required to be paid in connection with the transactions contemplated by this Agreement (collectively, the “Required Amount”).

(c) As of the date hereof, the Debt Commitment Letter is in full force and effect and constitutes a legal, valid and binding obligation of Clearwater Analytics, LLC (“Clearwater LLC”), and to the Knowledge of Parent, all the other parties thereto, enforceable against such Persons in accordance with their terms, in each case, subject to the Enforceability Exceptions. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a material default or material breach on the part of Clearwater LLC or, to the Knowledge of Parent, any other parties thereto under the Debt Commitment Letter. Assuming the satisfaction or waiver of the conditions set forth in Section 7.01 and Section 7.02, as of the date hereof, Parent does not have any reason to believe that any of the conditions to the funding of the Debt Financing to be satisfied by Clearwater LLC will not be satisfied on a timely basis or that the Debt Financing will not be available to Clearwater LLC on the Closing Date in an amount sufficient, together with cash on hand of Parent and the Company, to pay the Required Amount. The non-redacted portion of the Debt Commitment Letter contains all of the conditions precedent and other conditions to the obligations of the parties thereunder to make the Debt Financing available to Parent (or its Affiliate party thereto) on the terms therein. As of the date hereof, other than as expressly set forth in the Debt Commitment Letter or the Debt Fee Letter, there are no side letters or other agreements to which Parent or any of its Affiliates is a party that would reasonably be expected to reduce the aggregate amount of any portion of the Debt Financing such that the aggregate amount of the Debt Financing, taken together with cash on hand of Parent and the Company, would be below the Required Amount or materially delay the funding thereof.

(d) In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of obligations of Parent, Acquirer, Merger Sub or Merger Sub II under this Agreement.

Section 5.11 Solvency. Assuming (a) the satisfaction or waiver of the conditions set forth in Section 7.01 and Section 7.02 (b) the accuracy of the representations and warranties of the Company contained in ARTICLE IV (disregarding any references to “Knowledge”, “Company Material Adverse Effect,” “materiality” or similar qualifiers), (c) compliance by the Company with the covenants applicable to the Company contained herein and (d) that the most recent financial forecasts of the Company and its Subsidiaries made available to Parent have been prepared in good faith based upon assumptions that were and continue to be reasonable immediately after giving effect to the transactions contemplated by this Agreement (including the Debt Financing), each of Parent, Acquirer, Merger Sub, Merger Sub II, the Surviving Corporation and their respective Subsidiaries will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated by this Agreement. No transfer of property is being made by Parent, Acquirer, Merger Sub, Merger Sub II, the Surviving Corporation or any their respective Subsidiaries (or is contemplated being made) and no obligation is being incurred (or is contemplated being incurred) by Parent, Acquirer, Merger Sub, Merger Sub II, the Surviving Corporation or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement (or any series of related transactions or any other transactions in close proximity with the transactions contemplated by this Agreement) with the intent to hinder, delay or defraud either present or future creditors of the Company, the Surviving Corporation, Parent, Acquirer, Merger Sub, Merger Sub II or any of their respective Subsidiaries. For purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (x) the amount of the “fair saleable value” of the assets and property of such Person, in each case, will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (y) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (z) such Person will be able to pay its liabilities, including contingent (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability), subordinated and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent, subordinated and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.12 Absence of Certain Agreements. As of the date hereof, neither Parent, Acquirer, Merger Sub, Merger Sub II nor any of their respective Subsidiaries has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any stockholder of the Company would be entitled to receive, in respect of any share of Company Common Stock, consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal, (ii) pursuant to which any equityholder of the Operating Company would be entitled to receive, in respect of any Common Unit, consideration of a different amount or nature than the Merger Consideration or (iii) pursuant to which any stockholder of the Company or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent, Acquirer, Merger Sub or Merger Sub II in connection with the transactions contemplated by this Agreement, in each case of clauses (i) and (ii), except for the Support Agreements and the TRA Amendment. As of the date hereof, except for the Support Agreements and the TRA Amendment, there are no agreements, arrangements or understandings (in each case, whether oral or written) between Parent, Acquirer, Merger Sub, Merger Sub II or any of their respective Subsidiaries, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to, or are in connection with, the transactions contemplated by this Agreement or the operations of the Company or any of its Subsidiaries or, following the Effective Time, the Surviving Corporation or any of its Subsidiaries.

Section 5.13 Stock Ownership. None of Parent, Acquirer, Merger Sub or Merger Sub II owns any shares of capital stock of the Company or equity securities of the Operating Company. None of Parent, Acquirer, Merger Sub, Merger Sub II nor any of their respective Subsidiaries is an “interested stockholder” of the Company subject to the restrictions on “business combinations” under Section 203(a) of the DGCL (as such terms are defined in Section 203(c) of the DGCL).

Section 5.14 Brokers’ Fees. There is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries or any of their respective officers or directors in their capacities as officers or directors, who is entitled to any advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement that the Company may be responsible for prior to the Closing.

Section 5.15 Foreign Person. None of Parent, Acquirer, Merger Sub, or Merger Sub II is a foreign person, as defined in 31 C.F.R. § 800.224, nor will the transactions contemplated by this Agreement result in foreign control (as defined in 31 C.F.R. § 800.208) of the Company or constitute direct or indirect investment in the Company by any foreign person that affords the foreign person with any of the access, rights, or involvement contemplated under 31 C.F.R. § 800.211(b).

Section 5.16 SEC Filings and the Sarbanes-Oxley Act.

(a) Since January 1, 2022, Parent has filed with or furnished to, as applicable, the SEC each report, statement, schedule, form or other document or filing required by Applicable Law to be filed or furnished by Parent at or prior to the time so required (the documents referred to in this Section 5.16(a), together with all exhibits and other information incorporated by reference therein and all amendments and supplements thereto, are collectively referred to as the “Parent SEC Documents”). No Subsidiary of Parent is required to file any report, statement, schedule, form or other document with the SEC.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing), each Parent SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder applicable to the Parent SEC Documents, as the case may be, each as in effect on the date that such Parent SEC Document was filed.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), no Parent SEC Document filed with or furnished pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading. As of the date hereof, (i) there are no outstanding or unresolved comments in any comment letters received by Parent from the SEC and (ii) to the Knowledge of Parent, none of the Parent SEC Documents is the subject of any ongoing review by the SEC. As of the date hereof, to the Knowledge of Parent, there are no formal SEC inquiries or investigations pending or threatened, in each case regarding any accounting practices of Parent.

Section 5.17 Financial Statements; Internal Controls.

(a) The consolidated financial statements of Parent included in the Parent SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited statements, for the absence of certain information and footnotes), and (iii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods presented therein (subject to normal recurring adjustments in the case of any unaudited interim financial statements). Except as has been described in the Parent SEC Documents, there are no unconsolidated Subsidiaries of Parent or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(b) of Regulation S-K promulgated by the SEC.

(b) Parent’s system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is reasonably designed and maintained to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) receipts and expenditures are being made only in accordance with authorizations of Parent’s management and directors, and (iii) any unauthorized use, acquisition or disposition of Parent’s assets that would materially affect Parent’s financial statements would be prevented or detected in a timely manner. There were no material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the management of Parent’s assessment of internal controls as of and for the year ended December 31, 2023.

(c) Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed and maintained to ensure that (i) material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Parent required under the Exchange Act with respect to such reports.

(d) As of the date hereof, Parent is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes Oxley Act to the extent applicable to Parent. Since January 1, 2022, through the date hereof, Parent has complied in all material respects with the applicable listing and other rules and regulations of the NYSE.

Section 5.18 Absence of Certain Changes. Since February 29, 2024 through the date hereof, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.19 No Undisclosed Material Liabilities. There are no liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, of Parent or any of its Subsidiaries that would be required by GAAP to be reflected on a consolidated balance sheet (or disclosed in the notes thereto), other than: (a) liabilities or obligations disclosed or otherwise reserved against in Parent’s consolidated balance sheet as of September 30, 2024 included in the Parent SEC Documents filed prior to the date of this Agreement; (b) liabilities or obligations incurred in the ordinary course of business since September 30, 2024; (c) executory obligations arising under Contracts to which Parent or any of its Subsidiaries is a party (other than as a result of a breach thereof or default thereunder by Parent or any of its Subsidiaries); (d) liabilities or obligations incurred in connection with the transactions contemplated by this Agreement (including the Mergers); and (e) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.20 Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties of the Company in Section 4.27, no (a) Takeover Laws or (b) anti-takeover provision in the organizational documents of the Parent or any of its Subsidiaries applies or will apply with respect to this Agreement or the transactions contemplated hereby, including the Mergers. Parent is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement.

Section 5.21 Tax-Free Reorganization. Neither Parent nor any of its Subsidiaries has taken any action, or knows of any fact, agreement, plan or other circumstance, that could reasonably be expected to prevent the Corporate Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 5.22 Ownership and Tax Classification of Acquirer, Merger Sub, and Merger Sub II.

(a) Acquirer is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the Second Merger, as of the date hereof has engaged in no business activity other than in connection with entering into this Agreement, and as of the Second Effective Time (if the Second Effective Time shall occur in accordance with the terms and conditions of this Agreement) will have engaged in no business activity other than those occurring in connection with the Second Merger or otherwise as provided in this Agreement. Parent is, and will be at the Effective Time and the Second Effective Time (if the Second Effective Time shall occur in accordance with the terms and conditions of this Agreement), the sole regarded owner of Acquirer for U.S. federal income tax purposes and is, and will be at the Effective Time and the Second Effective Time, in “control” of Acquirer as defined in Section 368(c) of the Code.

(b) Merger Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purposes of engaging in the Mergers and has engaged in no business other than as contemplated by this Agreement. Merger Sub is, and will be at the Effective Time, treated as a transitory merger subsidiary for U.S. federal income tax purposes.

ARTICLE VI

COVENANTS

Section 6.01 Conduct of the Company.

(a) Except for matters (i) required, expressly permitted or expressly contemplated by this Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Schedule, (iii) required by Applicable Law or (iv) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed and provided that the failure of Parent to respond to a request in writing for consent within five Business Days after receipt thereof shall be deemed to constitute consent), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course and use commercially reasonable efforts to preserve the present business operations, organization and goodwill of the Company and its Subsidiaries, including using commercially reasonable efforts to retain the services of key employees of the Company and its

Subsidiaries and preserve their relationships with, and the goodwill of, clients, vendors, and other Persons with whom the Company or its Subsidiaries have a material business relationship; provided, however, that no action by the Company or any of its Subsidiaries with respect to matters to the extent expressly permitted by any provision of Section 6.01(b) shall be deemed a breach of this Section 6.01(a) unless such action would constitute a breach of such other provision.

(b) Without limiting the generality of the foregoing, except for matters (i) required, expressly permitted or expressly contemplated by this Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Schedule, (iii) required by Applicable Law or (iv) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed and provided that the failure of Parent to respond to a request in writing for consent within five Business Days after receipt thereof shall be deemed to constitute consent), the Company shall not, and shall cause each of its Subsidiaries not to:

(i) amend (including by merger, consolidation or otherwise) the Company’s certificate of incorporation or by-laws or the Operating Agreement or the organizational or governing documents of any Subsidiary;

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or equity interests, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent; (B) modify or repeal the terms of any shares of its capital stock or other equity or voting interest; or (C) pledge or encumber any shares of its capital stock or other equity or voting interest or cause or permit the same to be subjected to any other Lien;

(iii) (A) split, combine, adjust, subdivide or reclassify any capital stock or other equity interest or voting interest of the Company or any of its Subsidiaries, (B) except as otherwise provided in Section 6.01(b)(iv), issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of the Company or equity interests or voting interests of any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire any Company Securities, except for acquisitions of shares of Company Common Stock to satisfy Tax obligations with respect to Company Equity Awards or in connection with a cashless exercise of Company Stock Options, in each case, outstanding as of the date of this Agreement and in accordance with the terms thereof;

(iv) issue, deliver, sell, dispose or grant any Company Securities, other than (A) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options or the settlement of Company RSUs or Company PSUs, in all cases, that are outstanding on the date hereof and in accordance with the applicable terms of the Company Stock Plan and such Company Equity Award, (B) grants or awards of Company Securities required to be made pursuant to the terms of Company Employee Plans in effect as of the date of this Agreement, (C) the issuance of shares of Company Common Stock pursuant to the ESPP in accordance with its terms, subject to the limitations in Section 2.06(f), or (D) the issuance of shares of Company Common Stock upon the settlement of exchanges of shares of Class B Common Stock and Common Units pursuant to Article XII of the Operating Agreement;

(v) amend or otherwise modify any of the terms of any outstanding Company Equity Awards;

(vi) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, merger, consolidation, division, statutory conversion or domestication, share exchange, business combination, reorganization or recapitalization of the Company or any of its Subsidiaries;

(vii) (A) increase or commit to increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to the Company’s or any of its Subsidiaries’ current and former directors, officers, employees, or other non-employee service providers, except (x) as required to be made pursuant to the terms of any Company Employee Plan in effect on the date hereof or (y) pursuant to actions taken to effectuate the treatment of the Company Equity Awards and the ESPP pursuant to Section 2.06, including any amendments to the ESPP, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Employee Plan or any arrangement that would have been a Company Employee Plan had it been entered into prior to this Agreement (other than with respect to renewal of welfare benefit plans in the ordinary course of business), (C) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund in any other way to secure the payment, of compensation or benefits under any Company Employee Plan, (D) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Employee Plan that is required by Applicable Law to be funded, except for any such changes that are required by GAAP (or, in the case of a Foreign Employee Plan, the applicable financial reporting standards) or (E) make any grants under the Company Stock Plan or grant or commit to grant any change in control, transaction, retention, severance or termination pay, or similar incentive to (or amend any such existing arrangement with) any current or former directors, officers, employees, or other non-employee service providers of the Company or its Subsidiaries;

(viii) hire, engage, or terminate (other than for cause) the employment/engagement of any employee or independent contractor with base salary (in the case of employees) or annual compensation (in the case of independent contractors) in excess of $200,000;

(ix) waive or release any restrictive covenant obligation of any current or former employee or independent contractor;

(x) (1) recognize or certify any labor union, labor organization, works council, group of employees, or similar entity as the bargaining representative for any employees of the Company or its Subsidiaries or (2) enter into, terminate, modify, negotiate, or enter into any Labor Agreement;

(xi) implement or announce any “plant closings”, “mass layoffs” or other action which would trigger the notice requirements pursuant to the WARN Act;

(xii) acquire any division, properties, business, assets or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, partnership, joint venture, share exchange, division, business combination or otherwise), other than one or more acquisitions in the ordinary course of business (i) of inventory, supplies, Intellectual Property assets, raw materials, equipment or similar assets, or (ii) that, individually or in the aggregate, involve a purchase price of not more than $750,000 individually or $3,500,000 in the aggregate;

(xiii) sell, assign, lease, license, abandon, allow to lapse or expire pledge, transfer, subject to any Lien or otherwise dispose of Company Leased Real Property or Company Owned Intellectual Property, including granting to any Person any rights under or with respect to any Company Owned Intellectual Property or any material assets or material properties of the Company or its Subsidiaries except (i) pursuant to Contracts or commitments existing as of the date hereof, (ii) non-exclusive licenses of Company Intellectual Property to customers, contractors, and other partners or suppliers of the Company and its Subsidiaries in the ordinary course of business, (iii) sales of inventory or used equipment in the ordinary course of business, (iv) Permitted Liens, or (v) non-material Company Owned Intellectual Property or Domain Names included in the Company Licensed Intellectual Property that the Company or any of its Subsidiaries has permitted to expire or has canceled or abandoned in its reasonable business judgment;

(xiv) change any of the accounting methods used by the Company materially affecting its assets, liabilities or business, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act or as otherwise specifically disclosed in the Company’s reports filed with the SEC prior to the date hereof;

(xv) make (other than Tax elections made in the ordinary course), change, or revoke any material Tax election, change or adopt any Tax accounting period or method, file any material amended Company Return, fail to pay Taxes when due and payable (including estimated Tax payments), enter into any closing agreement, settle or compromise any audit or other proceeding with respect to any Tax claim or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, request any ruling with respect to Taxes, consent to any extension or waiver of the limitation period applicable to any Taxes, or enter into a voluntary disclosure or similar agreement;

(xvi) except for borrowings under the Company’s Company Credit Agreement and except for intercompany loans solely between the Company and any of its wholly-owned Subsidiaries or between any wholly-owned Subsidiaries of the Company, in each case, made in the ordinary course of business, incur, assume, guarantee or otherwise become liable for additional indebtedness for borrowed money or issue or sell debt securities or warrants or other rights to acquire any debt securities, or assume, guarantee or endorse any indebtedness for borrowed money of any Person (other than a wholly-owned Subsidiary of the Company) in excess of $1,000,000 individually or $3,500,000 in the aggregate;

(xvii) (A) enter into any Contract that would have been a Material Contract if it had been entered into prior to the date of this Agreement, (B) renew or extend any Material Contract (or any Contract described by clause (A)), other than renewals or extensions of any expiring contracts without material adverse changes of terms with respect to the Company or its Subsidiaries (it being understood that ordinary-course, non-material changes to monetary expenditures under any such contracts shall not be deemed to be a material adverse change of terms for this purpose) or (C) modify or amend in any material respect or terminate (other than any Material Contract (or Contract described by clause (A)) that has expired in accordance with its terms) any Material Contract (or Contract described by clause (A)) or waive any material right, claim, remedy or default under any Material Contract (or Contract described by clause (A)) except, in each case of clauses (A), (B) and (C), in the ordinary course of business;

(xviii) settle, release, waive or compromise any pending or threatened Proceeding for an amount (net of insurance proceeds) in excess of $625,000 individually or $2,500,000 in the aggregate (other than settlements of any Proceedings for an amount not in excess of the amount, if any, reflected or reserved in the balance sheet (or the notes thereto) of the Company), in each case, that do not involve (A) the imposition of any restrictions on the business or operations of the Company or any of its Subsidiaries (or, following the Closing, Parent or any of its Subsidiaries) and (B) any criminal liability, any admission of wrongdoing or any wrongful conduct by the Company or any of its Subsidiaries;

(xix) make or forgive any loans, advances or capital contributions to, any other Person, except for (i) advances to directors, officers and other employees for travel and other business- related expenses, in each case, in the ordinary course of business and (ii) loans, advances or capital contributions to, any direct or indirect wholly owned Subsidiaries of the Company in the ordinary course of business;

(xx) make any capital expenditures in excess of $1,000,000 (other than the capitalization of software development incurred in the ordinary course of business);

(xxi) adopt a rights plan, “poison pill” or similar arrangement that is, or at the Effective Time will be, applicable to this Agreement, the Mergers or the other transactions contemplated hereby;

(xxii) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(xxiii) (A) amend the terms of the Tax Receivable Agreement or the TRA Amendment, or (B) make any payment to any TRA Holder (as defined in the Tax Receivable Agreement) under the Tax Receivable Agreement, in each case of clauses (A) and (B), except as set forth in the TRA Amendment; or

(xxiv) authorize, commit or agree to take any of the foregoing actions.

(c) Notwithstanding the foregoing, nothing contained in this Agreement shall give to Parent, Acquirer, Merger Sub or Merger Sub II, directly or indirectly, rights to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time.

Section 6.02 Acquisition Proposals.

(a) Subject to Section 6.03(b) and Section 6.03(c) and except as expressly permitted by this Section 6.02, from the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 8.01, beginning on the date hereof:

(i) the Company shall not and shall cause each of its Subsidiaries not to, nor shall the Company authorize or permit any of its Representatives or any of its Subsidiaries’ Representatives to and it shall direct its Representatives and its Subsidiaries’ Representatives not to, directly or indirectly (other than with respect to Parent, Acquirer, Merger Sub and Merger Sub II), (A) solicit, assist, initiate, propose, induce the making, submission or announcement of or otherwise knowingly encourage or facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal, (B) authorize, engage in, continue or otherwise participate in any discussions or negotiations with any Third Party regarding any inquiries, proposals or offers that constitute, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal, (C) furnish to any Third Party any information or provide to any Third Party access to the businesses, properties, assets, books, records or personnel of the Company or any of its Subsidiaries, in each case for the purpose of encouraging or facilitating any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Acquisition Proposal, (D) approve, endorse or recommend an Acquisition Proposal, or publicly propose to accept, approve, endorse or recommend any publicly announced Acquisition Proposal, (E) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, or other similar Contract (other than an Acceptable Confidentiality Agreement, or such other permitted confidentiality agreement pursuant to this Section 6.02) with respect to an Acquisition Proposal; or (F) propose, resolve, authorize, agree or commit to do any of the foregoing; and

(ii) the Company shall, and shall cause its Subsidiaries to, and shall direct the Company’s and its Subsidiaries’ Representatives to, promptly after the execution and delivery of this Agreement: (A) in any event within 24 hours of the execution and delivery of this Agreement, cease and terminate any existing discussions, communications or negotiations with any Third Party, theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal and terminate all access of any Third Party to any physical or electronic data room (or other diligence access) maintained by the Company or its Representatives and (B) in any event within three Business Days after the execution and delivery of this Agreement, distribute written demand for the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any Third Party other than the Parent Related Parties and their Representatives (including prior to the date of this Agreement) in accordance with the terms of the confidentiality agreement with such Third Party.

(b) Notwithstanding anything to the contrary contained in this Agreement, if, at any time on or after the date hereof, but prior to obtaining the Stockholder Approval, (i) the Company receives a written Acquisition Proposal from a Third Party, (ii) such Acquisition Proposal did not result from a material breach of this Section 6.02 or Section 6.03 and (iii) the Special Committee determines in good faith, after consultation with a Special Committee Financial Advisor and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and that the failure to take the actions contemplated by the following clauses (A) or (B) would be inconsistent with the Special Committee’s fiduciary duties under applicable Law, then the Company or the Special Committee, directly or indirectly through one or more of their Representatives, may, subject to applicable Law, (A) furnish information and data with respect to the Company and its Subsidiaries to the Third Party making such Acquisition Proposal and afford such Third Party access to the businesses, properties, assets and personnel of the Company and its Subsidiaries and (B) enter into, maintain and participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations (including by entering into an Acceptable Confidentiality Agreement with such Third Party for the purpose of receiving non-public information relating to such Third Party); provided, however, that the Company (1) will not, and will cause its Subsidiaries not to and shall not permit its or their Representatives to and shall direct its and their Representatives not to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement and (2) will provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such Third Party, which was not previously provided to Parent, substantially concurrently with such time it is provided to such Third Party. Notwithstanding anything to the contrary contained in this Agreement, the Company or the Special Committee, directly or indirectly through one or more of their Representatives, may (x) following the receipt of an Acquisition Proposal from a Third Party, contact such Third Party solely in order to clarify and understand the terms and conditions of an Acquisition Proposal made by such Third Party in order to permit the Special Committee to determine whether such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and (y) direct any Persons to this Agreement, including the specific provisions of this Section 6.02.

(c) From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours) notify Parent of the Company’s receipt of any Acquisition Proposal and the identity of the Person making such Acquisition Proposal. The Company shall thereafter keep Parent reasonably informed on a prompt basis (and in any event within 24 hours) of the status of any material developments regarding any such Acquisition Proposal, and promptly provide Parent with copies of all documentation (as well as written summaries of any material oral communications relating to the terms and conditions of such Acquisition Proposal) received by the Company and its Subsidiaries and their Representatives relating to such Acquisition Proposal (and in any event within 24 hours of receipt thereof). For the avoidance of doubt, all information provided to Parent pursuant to this Section 6.02 will be subject to the terms of the Confidentiality Agreement.

(d) The Company agrees that any action or failure to take any action by any director, officer or other Representative of the Company or any of its Subsidiaries which would constitute a breach of this Section 6.02 or Section 6.03 if taken or not taken by the Company or its Subsidiaries will be deemed to be a breach of this Section 6.02 or Section 6.03 by the Company. The Company will not authorize, direct or knowingly permit any director, officer or other Representative of the Company or its Subsidiaries to breach this Section 6.02 or Section 6.03, and upon becoming aware of any breach or threatened breach of this Section 6.02 or Section 6.03 by a director, officer or Representative of the Company or its Subsidiaries, the Company shall use its reasonable best efforts to stop such breach or threatened breach.

Section 6.03 Company Recommendation.

(a) Subject to Section 6.03(b) and Section 6.03(c), neither the Company Board nor any committee thereof (including the Special Committee) shall (i) fail to make, withhold, withdraw, amend or qualify, or publicly propose to withhold, withdraw, amend or qualify, the Company Recommendation, (ii) authorize, adopt, approve, endorse or recommend, or publicly propose to authorize, adopt, approve, endorse or recommend, an Acquisition Proposal, (iii) fail to recommend against acceptance of any Third Party tender offer or exchange offer for the shares of Company Common Stock within 10 Business Days after commencement (within the meaning of Rule 14d- 2 under the Exchange Act) of such offer (or if the Stockholder Meeting is scheduled to be held within 10 Business Days from the date of such commencement, promptly and in any event prior to the date that is one Business Day before the date on which the Stockholder Meeting is scheduled to be held), (iv) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, or cause or permit the Company or any Subsidiary of the Company to execute or enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, or other similar agreement with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement, or such other permitted confidentiality agreement, pursuant to Section 6.02), (v) fail to publicly reaffirm the Company Recommendation within five Business Days after Parent so requests in writing (or, if the Stockholders Meeting is scheduled to be held within five Business Days of such request, within one Business Day after such request and, in any event, prior to the date of the Stockholders Meeting); provided that Parent may make such a request no more than one time per Acquisition Proposal (it being understood and agreed that if such Acquisition Proposal is amended or modified, Parent may make such an additional request pursuant to this clause (v) with respect to such amended or modified Acquisition Proposal), (vi) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus or (vii) resolve or publicly propose to take any action described in the foregoing clauses (i) through (vi) (each of the foregoing actions described in clauses (i) through (vii) being referred to as an “Adverse Recommendation Change”).

(b) Notwithstanding anything in this Agreement to the contrary, including Section 6.03(a), at any time prior to obtaining the Stockholder Approval, the Special Committee may, if it determines in good faith (after consultation with a Special Committee Financial Advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under Applicable Law, (A) make an Adverse Recommendation Change in response to either (1) a Superior Proposal or (2) an Intervening Event and/or (B) in the case of a Superior Proposal, cause the Company to validly terminate this Agreement pursuant to Section 8.01(h) and authorize the Company to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal, subject in each case to prior compliance with the terms of paragraph (i) or (ii) below, as applicable.

(i) In the case of a Superior Proposal, (x) no Adverse Recommendation Change pursuant to this Section 6.03(b) may be made and (y) no termination of this Agreement pursuant to Section 8.01(h) may be made:

(A) until after the fifth Business Day following written notice from the Company advising Parent that the Company Board or any committee thereof, intends to make an Adverse Recommendation Change and/or validly terminate this Agreement pursuant to Section 8.01(h) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including the material terms and conditions of, and the identity of the Third Party making, such Superior Proposal, and a copy of any other relevant transaction documents as well as written summaries of any material oral communications relating to the terms and conditions of such Superior Proposal (it being understood and agreed that any amendment, modification or change to the financial terms or any material amendments, modification or change to any other term of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of three Business Days, and compliance with this Section 6.03(b) with respect to such new notice);

(B) unless during such five-Business Day period (or three-Business Day period following an amended, modified or changed proposal), the Company shall, and shall make its Representatives available to, to the extent requested by Parent, discuss and negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board or the Special Committee, to maintain the Company Recommendation and not make an Adverse Recommendation Change or validly terminate this Agreement; and

(C) no earlier than the end of such five-Business Day period (or three-Business Day period following an amended, modified or changed proposal), the Special Committee determines in good faith, after consultation with a Special Committee Financial Advisor and outside legal counsel, after considering any amendments to the terms and conditions of this Agreement proposed by Parent in a binding written offer irrevocably made by Parent during such five-Business Day period (or three-Business Day period following an amended, modified or changed proposal), that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law and that such Acquisition Proposal continues to constitute a Superior Proposal.

(ii) In the case of an Intervening Event, no Adverse Recommendation Change pursuant to this Section 6.03(b) may be made:

(A) until after the fifth Business Day following written notice from the Company advising Parent that the Company Board or the Special Committee intends to take such action and specifying the material facts underlying the determination by the Company Board or the Special Committee that an Intervening Event has occurred, and the reason for the Adverse Recommendation Change, in reasonable detail;

(B) unless during such five-Business Day period, the Company shall, and shall make its Representatives available to, to the extent requested by Parent, discuss and negotiate with Parent in good faith to enable Parent to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change; and

(C) unless, prior to the expiration of such five-Business Day period, the Special Committee determines in good faith, taking into consideration any amendments to this Agreement proposed in writing by Parent (after consultation with a Special Committee Financial Advisor and outside legal counsel), that the failure to effect an Adverse Recommendation Change would still be inconsistent with its fiduciary duties under Applicable Law.

(c) Nothing contained in Section 6.02 or this Section 6.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders if, the Company Board or any committee thereof determines in good faith, after consultation with outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under Applicable Law or any disclosure requirements under Applicable Law, or (iii) making any disclosure that constitutes a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d- 9(f) promulgated under the Exchange Act, in each case, so long as any such disclosure complies with the terms and conditions set forth in Section 6.02 and this Section 6.03 and does not include any statement that constitutes an Adverse Recommendation Change (it being understood that a customary “stop, look and listen” communication by the Company Board or any committee thereof pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not, in and of itself, constitute an Adverse Recommendation Change). For the avoidance of doubt, nothing in this Section 6.03(c) will (A) limit or otherwise affect the obligations of the Company or the Special Committee and the rights of Parent under Section 6.02 or this Section 6.03 or (B) be deemed to permit the Special Committee to make an Adverse Recommendation Change except to the extent expressly permitted by Section 6.03(b).

Section 6.04 Approval of Merger Agreement.

(a) Promptly following the effectiveness of the Form S-4 under the Securities Act, the Company shall, in accordance with Applicable Law and the Company’s governing documents, duly set a record date for, call, give notice of, convene and hold a special meeting of the Company’s stockholders (including any adjournments and postponements thereof, the “Stockholder Meeting”), within 30 days of mailing the definitive Joint Proxy Statement/Prospectus, for the purpose of considering and taking action upon the matters requiring Stockholder Approval; provided that notwithstanding anything else to the contrary herein, the Company may postpone or adjourn the Stockholder Meeting (i) if there would be insufficient shares represented to constitute a quorum necessary for the conduct of business or to obtain the Stockholder Approval, (ii) with the consent of Parent (not to be unreasonably withheld, conditioned or delayed), (iii) if the Company is required to postpone or adjourn the Stockholder Meeting by applicable Law or a request from the SEC or its staff or (iv) in order to give the Company’s stockholders sufficient time to evaluate any necessary supplement, amendment, information or disclosure that the Company has sent or otherwise made available to the holders of shares of Company Common Stock if determines that, the Company Board or any committee thereof, such adjournment or postponement is consistent with its fiduciary duties under Applicable Law; provided that in the case of the foregoing clause (i) and clause (iv), such postponement or adjournment shall not be for more than 20 Business Days in the aggregate past the originally scheduled date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall use its reasonable best efforts to (A) mail or cause the definitive Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders promptly following the filing thereof with the SEC and confirmation from the SEC that the Form S-4 has been declared effective under the Securities Act and that it will not review, or that it has completed its review of, the Joint Proxy Statement/Prospectus, (B) solicit from the Company’s stockholders proxies in favor of the adoption of this Agreement, and (C) take all other action necessary or advisable to secure Stockholder Approval or any other vote of the holders of shares of Company Common Stock required by Applicable Law to effect the Mergers.

(b) Promptly after the execution of this Agreement (and in any event within 20 Business Days thereof), (i) the Company and Parent shall jointly prepare a registration statement on Form S-4 (the “Form S-4”) in connection with the issuance of Parent Class A Common Stock as Merger Consideration, which shall include a joint proxy statement/prospectus (such joint proxy statement/prospectus, as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”) in preliminary form and Parent shall file the Form S-4 with the SEC; and (ii) the Company and Parent shall jointly prepare and the Company shall file with the SEC the Joint Proxy Statement/Prospectus. Each of the Company and Parent shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement. The Company and Parent shall cooperate with each other in connection with the preparation and filing of the foregoing, including to cause their respective Affiliates and advisors, as applicable, to cooperate with the preparation and filing of the foregoing, including promptly furnishing to the other party in writing upon request any and all information relating to the Company or Parent, as applicable, and their respective Affiliates as may be required, or otherwise reasonably requested by the Company or Parent, as applicable, to be set forth in the Form S-4 or the Joint Proxy Statement/Prospectus under Applicable Law. The Company and Parent shall cooperate with each other and use reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC or its staff concerning the Form S-4 and the Joint Proxy Statement/Prospectus. The Company and Parent shall notify the other party promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Form S-4 or the Joint Proxy Statement/Prospectus and shall supply the other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Form S-4 or the Joint Proxy Statement/Prospectus. The Company and Parent shall cooperate and provide the other party and its counsel with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus or any written communications with the SEC or its staff with respect thereto prior to filing or submitting such with the SEC. No filing of, or amendment or supplement to, the Form S-4, or any written communication with the SEC or its staff with respect thereto, will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement/Prospectus, or any written communication with the SEC or its staff with respect thereto, will be made by Parent or the Company, in each case without providing the other and its counsel with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon if reasonably practicable; provided, that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus, this right of review and comment shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity or the transactions contemplated by this Agreement; and provided, further, that this review and comment right shall not apply with respect to information relating to an Adverse Recommendation Change. Each party shall advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, of the time when any supplement or amendment to the Form S-4 has been filed, of the issuance of any stop order with respect to the Form S-4, or of any request by the SEC for amendment of the Form S-4 or the Joint Proxy Statement/Prospectus or comments on the Form S-4 or the Joint Proxy Statement/Prospectus and responses thereto or requests by the SEC for additional information relating thereto.

(c) Each of Parent, Acquirer, Merger Sub, Merger Sub II and the Company further agrees that all information supplied by such party (or such party’s Affiliates) for inclusion or incorporation by reference in the Form S-4 and the Joint Proxy Statement/Prospectus in connection with the Merger (i) will not, with regards to the Joint Proxy Statement/Prospectus, on the date it is first mailed to stockholders of the Company and at the time of the Stockholder Meeting, and with regards to the Form S-4, on the date that it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the NYSE. Notwithstanding the foregoing, the Company on the one hand, and Parent, Acquirer, Merger Sub and Merger Sub II on the other hand, each assumes no responsibility with respect to information supplied by or on behalf of, respectively, Parent, Acquirer, Merger Sub, Merger Sub II or their respective Affiliates, or the Company or its Affiliates, for inclusion or incorporation by reference in the Form S-4 and the Joint Proxy Statement/Prospectus. If at any time prior to the Effective Time, any information relating to the Company, Parent, Acquirer, Merger Sub, Merger Sub II or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent, Acquirer, Merger Sub or Merger Sub II, on the other hand, that should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus, as the case may be, so that such filing would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, then the party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate party and, to the extent required by applicable law or the SEC or its staff, disseminated to the holders of shares of Company Common Stock.

Section 6.05 Access to Information. Subject to Applicable Law and applicable contractual restrictions entered into prior to the date of this Agreement, and solely for purposes of furthering the transactions contemplated by this Agreement or transition or integration planning related thereto, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and Parent’s other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, Contracts, records and personnel (it being understood and agreed that the preparation of any financial statements of the Company shall be governed by Section 6.18 and not this Section 6.05). The foregoing shall not require the Company or its Subsidiaries (a) to provide access to or otherwise make available or furnish any books, Contracts or records to the extent such access would constitute a violation of a confidentiality, non- disclosure or other similar agreement in effect as of the date hereof, (b) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information would in the good faith judgment of the Company based on advice of outside counsel jeopardize any attorney-client, work product or other legal privilege or protection, (c) to provide access to the extent that such access would jeopardize the health and safety of any employee of the Company or its Subsidiaries, (d) to provide access to or otherwise make available or furnish any information relating to the process conducted by the Special Committee that led to the execution of this Agreement or (e) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information could in the judgment of the Company based on advice of counsel violate any Applicable Law; provided, that the Company and its Subsidiaries shall use reasonable best efforts to make appropriate substitute arrangements for access by Parent and its authorized Representatives in a manner that does not result in the issues described in the foregoing clauses (a) through (e). Except in the ordinary course of business of Parent, Acquirer, Merger Sub or their respective Affiliates and unrelated to the transactions contemplated hereby, Parent, Acquirer, Merger Sub and Merger Sub II shall not, and shall cause their respective Representatives not to, contact any employee of the Company not directly involved in the negotiation of the transactions contemplated by this Agreement or any customer, technology or other partner, vendor or supplier of the Company in connection with the Mergers or any of the other transactions contemplated by this Agreement, without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), and Parent, Acquirer, Merger Sub and Merger Sub II acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company. All requests for information made pursuant to this Section 6.05 shall be directed to the Chief Legal Officer or other Person designated by the Company. All such information shall be deemed Evaluation Material (as defined in the applicable Confidentiality Agreement) under and be governed by the terms of the applicable Confidentiality Agreement.

Section 6.06 Employee Matters.

(a) For a period of not less than 12 months after the Closing Date, Parent shall provide each employee of the Company or its Subsidiaries immediately before the Effective Time for so long as such person continues employment with Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation following the Closing Date (each a “Continuing Employee”) with (i) (A) base salary or base hourly rate, as applicable and (B) target cash incentive compensation opportunities (including commissions, but excluding retention, long-term incentive compensation, change in control, transaction or other one-time or special bonus opportunities and equity or equity-based incentive compensation), in each case, in an amount that is no less favorable than that was provided to each such Continuing Employee immediately prior to the Closing Date and (ii) employee benefits (including severance benefits that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements set forth in Section 6.06(a) of the Company Disclosure Schedule, defined contribution retirement, health and welfare, vacation and sick or other paid leave and remote working options, but excluding defined benefit pension, equity or equity-based, nonqualified deferred compensation, change in control, retention or retiree health or welfare) that are either, in Parent’s discretion, (A) substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Closing Date or (B) no less favorable in the aggregate than those provided to similarly situated employees of Parent or any Subsidiary of Parent, in each case, subject to the same exclusions.

(b) From and after the Closing Date, Parent shall use reasonable best efforts to cause the service of each Continuing Employee to be recognized for purposes of eligibility to participate, levels of benefits and vesting under each compensation, severance, retirement, vacation, paid time off, fringe or other welfare benefit plan, program or arrangement of Parent, the Surviving Corporation or any of their Subsidiaries, but not including any equity compensation plans, programs, agreements or arrangements (collectively, the “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent service was credited to such employee for such purposes under a comparable Company Employee Plan immediately prior to the Closing Date; provided, that in no event shall service be credited under this Section 6.06(b) (i) to the extent such credit would result in a duplication of benefits or (ii) for purposes of any Parent Benefit Plan that is a defined benefit pension plan, a frozen plan or that provides benefits to a grandfathered population. Parent shall assume any and all vacation and paid time off balances of Continuing Employees, and shall assume all costs and notice obligations incurred in connection with terminations of non-Continuing Employees.

(c) From and after the Closing Date, with respect to each Parent Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA providing group health benefits in which any Continuing Employee is or becomes eligible to participate in the year in which the Closing Date occurs, Parent shall use reasonable best efforts to cause each such Parent Benefit Plan to (i) waive all limitations as to pre-existing and at-work conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company Employee Plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Parent Benefit Plan; provided, however, that for purposes of clarity, to the extent such benefit coverage includes eligibility conditions based on periods of employment, Section 6.06(b) shall control; and (ii) provide each Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such Continuing Employee commences participation in such Parent Benefit Plan in satisfying any applicable co-payment or deductible requirements under such Parent Benefit Plan for the applicable calendar year.

(d) Prior to the Effective Time, if requested by Parent in writing no later than 10 Business Days prior to the Effective Time, the Company and each of its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to properly terminate each 401(k) plan maintained, sponsored or contributed to by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date, and the Company shall provide Parent with evidence that such Company 401(k) Plans have been properly terminated, the form of such termination documents shall be subject to the reasonable approval of Parent. To the extent the Company 401(k) Plans are properly terminated pursuant to Parent’s request, the Continuing Employees shall be eligible to participate in a 401(k) plan maintained by Parent or one of its Affiliates on, or as soon as administratively practicable following, the Closing Date, and such Continuing Employees shall be entitled to effect a direct rollover in cash of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code) and any outstanding loan balances to such Parent Benefit Plan.

(e) Prior to making any written or oral communications intended for broad-based or general distributions to Continuing Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication (or, for oral communications, a written summary of the intended talking points), Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(f) Nothing in this Section 6.06 or otherwise contained in this Agreement shall be deemed to: (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or their respective Subsidiaries to terminate the employment of any Continuing Employee; (ii) amend or establish any Parent Benefit Plan or Company Employee Plan; (iii) require Parent, the Surviving Corporation or any of their Affiliates to continue or amend any particular benefit or compensation plan before or after the consummation of the transactions contemplated in this Agreement, and any such plan may be amended or terminated in accordance with its terms and Applicable Law or (iv) create a third party rights in any current or former employee or other service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 6.07 State Takeover Laws. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Applicable Law becomes or is deemed to be applicable to the Company, Parent, Acquirer, Merger Sub, Merger Sub II, the Mergers or any other transaction contemplated by this Agreement, then the Company Board shall grant such approvals and take all such actions as are necessary or advisable so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to render such anti-takeover Applicable Law inapplicable to the foregoing.

Section 6.08 Obligations of Acquirer, Merger Sub and Merger Sub II. Parent shall cause each of Acquirer, Merger Sub and Merger Sub II to perform its obligations under this Agreement and to consummate the Mergers and the other transactions contemplated hereby on the terms and conditions set forth in this Agreement. Without limiting the foregoing, immediately after the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Acquirer and Merger Sub, and Clearwater Analytics, LLC, in its capacity as the sole member of Merger Sub II, shall execute and deliver to Acquirer, Merger Sub, Merger Sub II and the Company a written consent adopting this Agreement in accordance with the DGCL or the DLLCA, as applicable.

Section 6.09 Director and Officer Liability.

(a) For six years after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts, errors or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s and the Company’s Subsidiaries’ officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 6.09(a), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the amount per annum the Company paid in its last full fiscal year prior to the date hereof (the “Current Premium”) and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. At its election, Parent may require the Company to satisfy the provisions of the immediately preceding sentence by requesting the Company to obtain prepaid “tail” or “runoff” policies prior to the Effective Time, which policies provide such persons currently covered by such policies with coverage for an aggregate period of six years with respect to claims arising from acts, errors or omissions that occurred on or before the Effective Time, including in respect of the transactions contemplated by this Agreement. The Company (with the prior written consent of Parent) may also purchase prepaid “tail” or “runoff” policies for any other “claims-made” liability insurance coverage, including employment practices liability, professional liability and cyber and data security liability coverages; provided. that such premiums for such insurance do not exceed 300% of the amount per annum the Company paid in its last full fiscal year prior to the date hereof with respect to each such coverage. If any such prepaid policies described in this Section 6.09(a) have been obtained by the Company (with the prior written consent of Parent) prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain any and all such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b) From and after the Effective Time, the Surviving Corporation shall: (i) indemnify (including advancement of expenses within five Business Days of receipt by the Surviving Corporation of a bona fide request therefor) and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company (each an “Indemnified Party”) for all reasonable, documented and documented costs and expenses (including fees and expenses of legal counsel; provided, that the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or incurred by such Indemnified Party in connection with or arising out of any action, suit or other Proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) by reason of the fact that such Indemnified Party is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee, agent, trustee or fiduciary of any Subsidiary of the Company or another Person, in each case, at or before the Effective Time, whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened (including any Indemnified Party Proceeding relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under Applicable Law and to the extent such Indemnified Party is entitled to indemnification from the Company on the date hereof pursuant to the organizational documents of the Company or any indemnification agreement in effect as of the date hereof; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date hereof between the Company and any Indemnified Party that is set forth in Section 6.09 of the Company Disclosure Schedule; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the certificate of incorporation or by-laws of the Company as in effect on the date hereof. The Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c) During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) cause the organizational documents of the Surviving Corporation to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable to those subject to those provisions as the indemnification, exculpation and advancement of expenses provisions set forth in the organizational documents of the Company as of the date hereof.

(d) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 6.09.

(e) The provisions of this Section 6.09 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or by-laws, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.09 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by Applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 6.09).

Section 6.10 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof and, other than in the case of clause (iv) below, in no event later than the End Date, including (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any), (ii) the delivery of required notices to, and the obtaining of required consents or waivers from, Third Parties (provided, that the Company shall not be obligated to make any payment or commercial concession to any Third Party, or incur any liability, as a condition to (or in connection with) obtaining any such consent or waiver, unless such payment, concession or liability is requested by Parent and is conditioned and effective only upon the Closing), (iii) the execution and delivery of any additional instruments necessary to consummate the Mergers and to fully carry out the purposes of this Agreement and (iv) the preparation and timely filing of any reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, including the filing of a Current Report on Form 8-K by Parent following the consummation of the Mergers to include financial statements of the Company and other financial information (including pro forma financial information) in compliance with Regulation S-X promulgated by the SEC.

(b) In furtherance and not in limitation of the foregoing, each of the Company (and its Affiliates, if applicable) and Parent (and its Affiliates, if applicable) shall: (i) promptly, but in no event later than 10 Business Days after the date hereof (or in the event that the relevant Governmental Authority has suspended its acceptance of filings under the HSR Act for any reason, five Business Days after the Governmental Authority resumes normal operating procedures), file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Mergers and the other transactions contemplated by this Agreement; provided. that if there are any changes in the applicable regulations under the HSR Act between the date hereof and the date of filing pursuant to the HSR Act, then the Company and Parent shall use reasonable best efforts to file or cause to be filed any and all required notification and report forms under the HSR Act as promptly as commercially practicable thereafter; (ii) as promptly as reasonably practicable, but in no event later than 20

Business Days after the date hereof, make all filings necessary to timely obtain all consents, permits, authorizations, waivers, clearances and approvals, and shall cause the expiration or termination of any applicable waiting periods, as may be required under the Antitrust Laws or Foreign Investment Laws of the jurisdictions set forth on Section 6.10(b) of the Company Disclosure Schedule (to the extent required or advisable); and (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by the U.S. Department of Justice (the “DOJ”) or the Federal Trade Commission (the “FTC”) under the HSR Act or by any other Governmental Authority under applicable Antitrust Laws or Foreign Investment Laws in connection with the Mergers and the other transactions contemplated by this Agreement, as well as any information required to be submitted to comply with a request for additional information in order to commence or end a statutory waiting period. Parent shall pay all filing fees under the HSR Act and other applicable Antitrust Laws or Foreign Investment Laws, and the Company shall not be required to pay any filing fees to any Governmental Authority in connection with any filings under the HSR Act or such other filings as may be required under applicable Antitrust Laws, in connection with the Mergers or the other transactions contemplated by this Agreement.

(c) Without limiting the generality of anything contained in this Section 6.10, each party hereto shall use reasonable best efforts to: (i) give the other parties prompt notice of the making or commencement of any substantive request, inquiry or Proceeding by any Governmental Authority with respect to the Mergers and the other transactions contemplated by this Agreement; (ii) keep the other parties reasonably informed as to the status of any such request, inquiry or Proceeding; (iii) promptly inform the other parties of any substantive communication to or from the FTC, DOJ or any other Governmental Authority to the extent regarding the Mergers and the other transactions contemplated by this Agreement, or regarding any such request, inquiry or Proceeding, and provide a copy of all substantive written communications; and (iv) in the case of Parent, pull and re-file any notice under the HSR Act only after consulting in good faith with and the consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Subject to Applicable Law, in advance and to the extent practicable, each of Parent or the Company, as the case may be, will consult the other on all the material information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement and shall consider in good faith all comments reasonably proposed by Parent or the Company, as the case may be; provided, however, that either party may limit access to information solely to those individuals acting as outside antitrust counsel for the other parties (provided that such counsel shall not disclose such information to such other parties and shall enter into a joint defense agreement with the providing party) and that neither party shall be required to provide the other party or their counsel access to its filing(s) contemplated in Section 6.10(b). In addition, except as may be prohibited by any Governmental Authority or by any Applicable Law, in connection with any such request, inquiry or Proceeding in respect of the Mergers and the other transactions contemplated by this Agreement, each party hereto will permit authorized Representatives of the other party to be present at each substantive meeting or conference relating to such request, inquiry or Proceeding and to have access to and be consulted in connection with any substantive document, opinion or proposal made or submitted to any Governmental Authority in connection with such request, inquiry or Proceeding. Any disclosures, rights to participate or provisions of information by one party to the other under this Section 6.10(c) may be made on a counsel-only basis and redacted for legal privilege to the extent required under applicable Law or to remove references concerning the valuation of the Company or confidential competitively sensitive business information of the Company.

(d) In furtherance and not in limitation of the foregoing, Parent agrees to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the Antitrust Laws that may be required by any Governmental Authority, so as to enable the parties hereto to consummate the Mergers and the other transactions contemplated by this Agreement as soon as practicable (and in any event no later than the End Date), including (i) committing to or effecting, by consent decree, hold separate order, trust, or otherwise, the sale, divestiture, license, transfer, assignment or other disposition of assets or businesses of the Company or its Subsidiaries and controlled Affiliates, (ii) terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing agreements, licenses, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of the Company or its Subsidiaries and controlled Affiliates and (iii) creating or consenting to create or enter into any agreements, licenses, collaborations, relationships, ventures, contractual rights, obligations, behavioral undertakings or other arrangements (and, in each case, to enter, or offer to enter, into agreements and stipulate to the entry of an Order or file appropriate applications with any Governmental Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets, by consenting to such action by the Company; provided, however, that any such action must be conditioned upon consummation of the Mergers and the other transactions contemplated by this Agreement) (each action contemplated by clauses (i) through (iii) a “Specified Action”); provided, further, that notwithstanding anything to the contrary in this Agreement (including pursuant to this Section 6.10(d)), none of Parent, Acquirer, Merger Sub, Merger Sub II or any other Affiliate of Parent shall be required to take any actions (including any Specified Actions) or propose, negotiate, offer to commit or agree to any restrictions, conditions, restraints or concessions (including any Specified Actions) that would result in a Burdensome Condition, and none of the Company or any of its Subsidiaries shall take any actions (including any Specified Actions) or propose, negotiate, offer to commit or agree to any restrictions, conditions, restraints or concessions (including any Specified Actions) that would result in a Burdensome Condition without the prior written consent of Parent. Parent and the Company shall cooperate in good faith in any proposal, negotiation, or offer to commit and to effect, by consent decree, hold separate order or otherwise, any and all Specified Actions (other than any Specified Action that would result in the imposition of a Burdensome Condition) as may be required to resolve any Governmental Authority’s objections to the Mergers and the other transactions contemplated by this Agreement.

(e) Subject to Section 6.10(d), in the event that any Proceeding is commenced challenging the Mergers and the other transactions contemplated by this Agreement and such Proceeding seeks, or would reasonably be expected to seek, to prevent consummation of the Mergers and the other transactions contemplated by this Agreement, each of the Company, Parent, Acquirer, Merger Sub and Merger Sub II shall use reasonable best efforts to cooperate with each other to contest any such Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Mergers and the other transactions contemplated by this Agreement, which reasonable best efforts shall not, for the avoidance of doubt, include proposing, negotiating, offering to commit or agreeing to commit any Specified Action that would result in a Burdensome Condition.

(f) None of Parent, Acquirer, Merger Sub or Merger Sub II shall, nor shall they permit any of their respective Subsidiaries or controlled Affiliates to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to (x) impose any material delay in the obtaining of, or materially increase the risk of not obtaining any applicable clearance, consent, approval, waiver, waiting period expiration or termination, non-action or other authorization, (y) materially increase the risk of any Governmental Authority entering an Order prohibiting the transactions contemplated by this Agreement, or (z) materially delay the consummation of the transactions contemplated by this Agreement to a date after the End Date.

(g) Parent and the Company shall jointly (i) direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by, and in connection with all meetings and communications (including any negotiations) with, any Governmental Authority that has authority to enforce any Antitrust Law and (ii) control the defense and settlement of any Proceeding brought by or before any Governmental Authority that has authority to enforce any Antitrust Law; provided that, in the event of a dispute regarding the appropriate course of action regarding the foregoing or any matter contemplated by this Section 6.10, Parent shall be entitled to make the final determination after considering in good faith the view of the Company.

Section 6.11 Transaction Litigation. The Company shall as promptly as reasonably practicable notify Parent in writing of, and shall give Parent a reasonable opportunity to participate in the defense and settlement of, any Transaction Litigation. For purposes of this Section 6.11, “participate” means that the Company shall keep Parent reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation, including by providing Parent copies of all documents relating to or arising out of any such Transaction Litigation, including all correspondence among the parties or other participants thereto (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith. Without otherwise limiting or expanding the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP, Dechert LLP or such other counsel selected by such Indemnified Parties prior to the Effective Time to defend any Transaction Litigation. Notwithstanding anything to the contrary herein, the Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12 Public Announcements. The initial press release relating to the execution of this Agreement shall be in a form agreed by the Company and Parent, and thereafter Parent and the Company shall communicate, cooperate and consult with each other before issuing any press release or making any other public announcements, or scheduling a press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated by this Agreement and shall not issue any such press release or make any such other public announcement without the prior written consent of the other party, which shall not be unreasonably withheld, conditioned or delayed, except as such release or announcement may be required by Applicable Law or any listing agreement under which or rule of any national securities exchange or association upon which the securities of the Company or Parent are listed, in which case the party required to make the release or announcement shall use reasonable best efforts to consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance; provided, however, that notwithstanding the foregoing and for the avoidance of doubt, neither the Company nor Parent shall be required to consult with each other before (A) issuing any press release or making any other public statement (x) (1) in the case of the Company, with respect to an Adverse Recommendation Change effected in accordance with Section 6.03 or (2) in the case of Parent, with respect to any Adverse Recommendation Change or an Acquisition Proposal that is publicly disclosed, or (y) as otherwise expressly permitted under Section 6.03, (B) disseminating any communications so long as such communications are consistent with previous releases, public disclosures, public statements or other communications made by the parties not in violation of this Section 6.12 or (C) making any filing or other communication made as part of any Proceeding between the parties to this Agreement.

Section 6.13 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably required to cause any dispositions of equity securities of the Company (including derivative securities) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 Confidentiality. Parent and the Company hereby agree to continue to be bound by the letter agreement dated as of October 23, 2024 between Clearwater Analytics, LLC and the Company (the “Confidentiality Agreement”), except for Section 8 of the Confidentiality Agreement, which shall be of no further force or effect upon the execution and delivery of this Agreement; provided, that (a) with respect to the Debt Financing Sources, the provisions of the Confidentiality Agreement shall not apply and the applicable provisions of Section 6.18 shall instead govern with respect to the Debt Financing Sources and (b) any equity financing sources of Parent shall be deemed to be Representatives (as defined in the Confidentiality Agreement) of Parent for all purposes under the Confidentiality Agreement. Subject to Section 6.18, all information provided by or on behalf of the Company or its Subsidiaries pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement.

Section 6.15 Listing Matters. Each of the Company and Parent agrees to cooperate with the other party and use reasonable best efforts to take, or cause to be taken, all action necessary to delist the shares of Class A Common Stock from NYSE as promptly as practical after the Effective Time and terminate the Company’s registration under the Exchange Act as promptly as practical after such delisting. Parent shall use reasonable best efforts to cause the Parent Class A Common Stock to be issued pursuant to and in accordance with this Agreement to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE prior to the Closing.

Section 6.16 Tax Matters.

(a) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes (including penalties and interest) incurred in connection with the Mergers and imposed on the Company and its Subsidiaries shall be paid by or on behalf of Parent, the Surviving Corporation, Merger Sub or Merger Sub II, when due and payable.

(b) Intended Tax Treatment.

(i) Subject to Section 6.16(b)(ii), for U.S. federal income tax purposes, the parties hereto intend that (A) the Merger and Second Merger constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (B) Parent, Acquirer, Merger Sub and the Company each be a party to the reorganization within the meaning of Section 368(b) of the Code, and (C) this Agreement constitutes a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) (subclauses (A) through (C) collectively, the “Intended Tax Treatment”). In this regard, each party acknowledges that it has not sought and will not seek any rulings from the Internal Revenue Service or any other Governmental Authority regarding the Tax treatment of the Corporate Mergers and that there can be no assurance the Internal Revenue Service, any other Governmental Authority or a court will not take a contrary position to the Intended Tax Treatment for the Corporate Mergers.

(ii) Notwithstanding anything to the contrary contained in this Agreement, none of Parent, Acquirer or any of their respective direct or indirect Subsidiaries shall be required to consummate the Second Merger unless each of the Second Merger Conditions shall have been satisfied as of the Closing Date, but prior to the Effective Time.

(c) Cooperation.

(i) Each of Parent, Acquirer, Merger Sub, Merger Sub II, and the Company shall (and shall cause its respective direct or indirect Subsidiaries to) use commercially reasonable efforts and shall cooperate with one another to obtain the Closing Tax Opinions regarding the U.S. federal income tax treatment of the transactions contemplated by this Agreement, which cooperation shall include, for the avoidance of doubt, the delivery by Parent, Acquirer, Merger Sub, Merger Sub II and the Company of duly executed certificates containing such representations, warranties and covenants as may be reasonably necessary or appropriate to enable such counsel to render any such opinion(s) (each, an “Officer’s Certificate”), but which shall exclude, for the avoidance of doubt, making any material amendments to this Agreement.

(ii) Subject to Section 6.16(b)(ii), none of Parent, Acquirer, Merger Sub, or Merger Sub II shall take any action or fail to take any action, and shall cause their direct or indirect Subsidiaries not to take any action or fail to take any action, in each case, that would reasonably be expected to cause the Corporate Mergers to fail to qualify for the Intended Tax Treatment (including, for the avoidance of doubt, an action or inaction that would cause it to be unable to deliver the applicable Officer’s Certificate described in Section 6.16(c)(i)). Each party shall (and shall cause its direct or indirect Subsidiaries to) report the transactions contemplated by this Agreement in a manner consistent with the Intended Tax Treatment, except as otherwise required pursuant to a “determination” under Section 1313 of the Code.

(iii) Each party hereto shall use reasonable best efforts to comply with requests made by the other parties to determine the qualification of the Corporate Mergers for the Intended Tax Treatment. Such efforts shall include, if applicable, providing an executed version of the applicable Officer’s Certificate described in Section 6.16(c)(i) to permit the applicable party’s tax counsel to deliver the Closing Tax Opinions, provided that such Officer’s Certificate may be modified to reflect any alterations to the transactions since the date hereof, but provided that a party shall only be required to deliver an applicable Officer’s Certificate to the extent the applicable party believes in good faith such representations and warranties are true and correct.

(iv) Each party acknowledges and agrees that their respective specific obligations to effect the Second Merger are subject to (A) the qualification of the Corporate Mergers for the Intended Tax Treatment, and (B) the delivery of the Closing Tax Opinions.

(v) Each party acknowledges and agrees that their respective specific obligations to effect the Merger and the LLC Merger are not subject to any condition or contingency with respect to (A) the qualification of the Corporate Mergers for the Intended Tax Treatment, or (B) the delivery of the Closing Tax Opinions.

(vi) The provisions of this Section 6.16(c) (other than clause (v) and (vi)) shall no longer apply if the parties are unable to jointly determine in good faith, after consultation with their respective tax advisors, that the Corporate Mergers will qualify for the Intended Tax Treatment.

(d) Closing Date Rule Methodology. Solely in connection with the delivery of the Closing Date Opinions, the parties hereto acknowledge and agree that for purposes of determining the value of the Final Parent Stock Price to be received by stockholders of the Company pursuant to the transactions contemplated by this Agreement under Revenue Procedure 2018-12, 2018-6 I.R.B 349 (“Rev. Proc. 2018-12”), (i) the “Safe Harbor Valuation Method” within the meaning of Rev. Proc. 2018-12 will be the Average of the Daily Volume Weighted Average Prices as described in Section 4.01(1) of Rev. Proc. 2018-12; (ii) the “Measuring Period” within the meaning of Section 4.02 of Rev. Proc. 2018-12 will be the ten-trading day period ending on the second to last trading day prior to the Closing Date; (iii) the “specified exchange” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be NYSE; and (iv) the “authoritative reporting source” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be Bloomberg L.P (or, if not available, in another authoritative source mutually selected by the Company and Parent). Solely in connection with the delivery of the Closing Date Opinions, the parties further agree that the valuation of Parent Class A Common Stock by reference to the methodology described in this Section 6.16(d) is intended to qualify for the “Safe Harbor Valuation Method” within the meaning of Section 4.01 of Rev. Proc. 2018-12, and no party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 6.17 Parent Financing.

(a) Each of Parent and Clearwater LLC shall use its reasonable best efforts to, and shall cause each of its Subsidiaries and Representatives to use reasonable best efforts to, take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing on the terms and subject only to the conditions described in the Debt Commitment Letter and/or the Debt Fee Letter as promptly as reasonably practicable but in any event prior to the Closing Date, including using reasonable best efforts to: (i) maintain in full force and effect the Debt Commitment Letter until the Closing or earlier funding of the Debt Financing contemplated thereby and, to the extent entered into prior to the Closing, the Definitive Agreements in accordance with the terms and subject to the conditions thereof, (ii) satisfy (or, if deemed advisable by Parent, obtain the waiver of) on a timely basis all conditions to funding in the Debt Commitment Letter that are applicable to the Parent and its Affiliates that are within its or their control, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing (“Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any Debt Fee Letter) and (iv) consummate the Debt Financing at or prior to the Closing.

(b) Parent and Clearwater LLC shall not, without the prior written consent of the Company, permit, consent to or agree to any termination of or amendment, restatement, replacement, supplement or modification to be made to, or grant any waiver of any provision under, the Debt Commitment Letter if such amendment, restatement, replacement, supplement, modification or waiver (i) reduces (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing to an amount less than, when taken together with cash on hand of Parent and the Company, the Required Amount, (ii) imposes new or additional conditions precedent to the funding of the Debt Financing, or otherwise expands any of the existing conditions precedent to the funding of the Debt Financing, in each case that would reasonably be expected to materially delay or prevent the Closing, (iii) would reasonably be expected to materially delay or prevent the Closing or make less likely to occur the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date or (iv) would reasonably be expected to have a material adverse impact on the ability of Parent (or its Affiliate party thereto) to enforce its rights against other parties to the Debt Commitment Letter (the effects described in clauses (i) through (iv), collectively, “Prohibited Modifications”). Notwithstanding the foregoing, any amendment, amendment and restatement, supplement or modification to effectuate any “market flex” terms contained in the Debt Commitment Letter or the Debt Fee Letter or to add any additional agents or other financial institutions thereto as provided for therein shall be permitted and shall not require written consent of the Company.

(c) Upon prior written request by the Company, Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of the Debt Financing. Parent shall promptly notify the Company in writing if at any time prior to the Closing Date (i) the Debt Commitment Letter is terminated for any reason, (ii) any Person party to the Debt Commitment Letter indicates in writing that it will not provide, or it refuses to provide, all or any portion of the Debt Financing, (iii) Parent (or its Affiliate party to the Debt Commitment Letter) or, to the knowledge of Parent, any other Person party to the Debt Commitment Letter materially defaults or materially breaches any of the terms or conditions set forth in the Debt Commitment Letter or (iv) Parent (or its Affiliate party to the Debt Commitment Letter) receives any written notice or other written communication with respect to any (A) early termination of, repudiation by any Person party to or material default or material breach under the Debt Commitment Letter or (B) material dispute or disagreement between or among any Persons party to the Debt Commitment Letter with respect to the obligation to fund the Debt Financing at the Closing in an amount necessary to fund the Required Amount.

(d) If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable market “flex” provisions) contemplated by the Debt Commitment Letter and such portion is necessary to fund the Required Amount (after taking into account the amount of cash on hand of Parent and the Company), Parent shall promptly notify the Company in writing and Parent shall use its reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from the same or alternative sources in an amount sufficient to fund the Required Amount (after taking into account the amount of cash on hand of Parent and the Company) (“Alternative Debt Financing”), which Alternative Debt Financing (i) shall be on terms (taken as a whole) not materially less favorable to Parent (or its Affiliates party thereto) than those set forth in the Debt Commitment Letter and (ii) shall not add any conditions to the funding of such Alternative Debt Financing that are not contained in the Debt Commitment Letter or include any conditions to the funding of such Alternative Debt Financing that are more onerous than the conditions set forth in the Debt Commitment Letter; provided, that in no event shall Parent be required to pay any fees in excess of those contemplated by the Debt Commitment Letter and the Debt Fee Letter (including any applicable market “flex” provisions), each as in effect on the date hereof. Parent shall deliver to the Company true and complete copies of any commitment letters (including related fee letters, subject to redaction of pricing, fee amounts, “price flex” and other customary “market flex” none of which redacted provisions would be reasonably expected to adversely affect the conditionality, availability, aggregate principal amount or termination of the Alternative Debt Financing) with respect to any Alternative Debt Financing. For purposes of this Agreement, references to (A) “Debt Financing” shall include the financing contemplated by any Alternative Debt Financing and (B) “Debt Commitment Letter” shall include any commitment letter or other binding documentation with respect to any Alternative Debt Financing.

Section 6.18 Financing Cooperation.

(a) Prior to the Closing, the Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and Representatives to use their reasonable best efforts to, provide such cooperation as is customary, required and reasonably requested by Parent in connection with the obtaining and arranging of the Debt Financing, including using reasonable best efforts to:

(i) participate (and cause management of the Company, with appropriate seniority and expertise, to participate) in a reasonable number of meetings (including meetings with existing or prospective Debt Financing Sources), presentations, road shows, due diligence sessions and sessions with rating agencies, at reasonable and mutually agreed times and with reasonable advance notice;

(ii) provide reasonable and customary assistance with the preparation of (A) bank information memoranda and similar documents reasonably requested by Parent as required for any portion of the Debt Financing, (B) materials for rating agency presentations and (C) any confidential information memoranda, marketing materials, lender presentations and similar documents reasonably requested by Parent as required in connection with the Debt Financing, including customary authorization and representation letters duly executed on behalf of the Company and/or its Subsidiaries authorizing the distribution of information relating to the Company and its Subsidiaries to prospective lenders and containing representations with respect to the presence of or absence of material non-public information relating to the Company and its Subsidiaries and the accuracy of the information relating to the Company and its Subsidiaries contained therein (which authorization and representation letters will become effective before the Effective Time), in each case, in form and substance reasonably acceptable to Parent and the Company (such authorization letters, the “Authorization Letters”);

(iii) to the extent reasonably requested by Parent, facilitate the pledging of, granting security interest in and obtaining perfection of security interests in, collateral, effective no earlier than the Effective Time;

(iv) cooperate with the marketing efforts of Parent and its Debt Financing Sources;

(v) furnish to Parent as promptly as reasonably practicable following the delivery of a written request therefor to the Company by Parent (which notice shall state with specificity the information requested) (A) the Required Financial Information and (B) such financial and other pertinent information regarding the Company and its Subsidiaries as is reasonably requested by Parent or the Debt Financing Sources in connection with the Debt Financing, including any such information necessary for Parent to prepare pro forma financial statements required in connection with the Debt Financing, in each case, as is customarily required in connection with financings of a type similar to the Debt Financing (provided that none of the Company, its Subsidiaries and their respective Representatives shall be required to provide or prepare the pro forma financial statements or required to provide or prepare, or provide any assistance or information relating to, (x) the proposed post-Closing debt and equity capitalization of the Company and its Subsidiaries and (y) any post-Closing or pro forma cost savings, synergies or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing);

(vi) following Parent’s request, cause directors and officers who will continue to hold such offices and positions from and after the Effective Time to execute and provide resolutions or consents of the Company and its Subsidiaries with respect to entering into the Definitive Agreements and otherwise as necessary to authorize consummation of the Debt Financing; provided that no such resolution or consent shall become effective until the Effective Time;

(vii) furnish to Parent at least two (2) Business Days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act 31 C.F.R. §1010.230, relating to the Company or any of its Subsidiaries, in each case as reasonably requested by Parent at least ten (10) Business Days prior to the Closing Date;

(viii) assist in providing information regarding the Company and its Subsidiaries necessary for the preparation of, and executing, the Definitive Agreements (including one or more credit agreements, security agreements, mortgages and/or guarantees and the schedules and exhibits thereto) in connection with the Debt Financing or other customary certificates or documents and back-up certificate for legal opinions in connection with the Debt Financing as may reasonably be requested by Parent as required in connection with the Debt Financing, in each case, to be held in escrow pending release by the Company at, and subject to the occurrence of, the Effective Time;

(ix) deliver notices (within the time periods required by the Company Credit Agreement) required for the prepayment of all obligations under, and the termination and the release of guarantees and liens granted under, the Company Credit Agreement and take action required by Section 2.09; and

(x) to the extent reasonably requested by Parent, provide reasonable cooperation with the existing or prospective Debt Financing Sources’ due diligence to the extent customary in connection with financings similar to the Debt Financing and to (A) ensure that the syndication efforts with respect to the Debt Financing benefit materially from the existing lending and investment banking relationships of the Company and (B) cooperate with Parent in satisfying the conditions precedent to the Debt Financing (to the extent related to the Company and its Subsidiaries and to the extent the satisfaction of such condition requires the cooperation of, and is within the control of, the Company or its Subsidiaries).

(b) Notwithstanding anything herein to the contrary, (i) no directors, managers or officers of the Company or its Affiliates (other than any director, manager or director who is continuing as a director, manager or officer of any the Company or its Subsidiaries following the consummation of the transactions contemplated hereby) shall be required to pass resolutions or consents to approve or authorize the execution or delivery of the Debt Financing or to execute, deliver or enter into, or perform any obligations under, any agreement, certificate, arrangement, document or instrument with respect to the Debt Financing (other than the Authorization Letters to be delivered pursuant to Section 6.18(a)(ii) and prepayment and termination notices to be delivered pursuant to Section 6.18(a)(ix)), (ii) no obligation of the Company, its Affiliates or any of their respective Representatives arising in connection with the Company’s, its Affiliates’ or any of their respective Representatives’ cooperation undertaken pursuant to the foregoing shall be effective until the Closing other than the Authorization Letters to be delivered pursuant to Section 6.18(a)(ii) and prepayment and termination notices to be delivered pursuant to Section 6.18(a)(ix), and (iii) none of the Company, its Affiliates or any of their respective Representatives shall be required to (A) pay any commitment or other similar fee in connection with the Debt Financing or incur any other cost or expense that is not promptly reimbursed by Parent in connection with the Debt Financing, other than, with respect to the Company and its Subsidiaries, obligations under the Debt Financing effective from and after the Effective Time, (B) take any actions to the extent such actions would unreasonably interfere with the ongoing business or operations of the Company or any of its Affiliates, (C) take any actions that would conflict with or violate the Company’s or any of its Affiliates’ organizational documents or in any material respect any Applicable Law, (D) give to any other Person any indemnities in connection with the Debt Financing that are effective prior to the Closing, (E) disclose or provide any information that is subject to attorney-client privilege or could reasonably be expected to result in the disclosure of any trade secrets or the violation of any confidentiality obligation or (F) take any actions that would cause any representation or warranty in this Agreement to be breached or that would cause any closing condition set forth in ARTICLE VII to fail to be satisfied or that would otherwise cause a breach of this Agreement. Nothing contained in this Section 6.18 or otherwise shall require the Company or its Affiliates to be an issuer or other obligor with respect to the Debt Financing prior to the Effective Time.

(c) In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of obligations of Parent, Acquirer, Merger Sub or Merger Sub II under this Agreement.

(d) Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, its Affiliates or their respective Representatives in connection with such cooperation by the Company or any of its Affiliates contemplated by this Section 6.18; provided, that, that the Company, and not Parent, shall be responsible for (i) fees, costs and expenses incurred by, or on behalf of, the Company or any of its Affiliates in connection with their ordinary course financial reporting requirements and (ii) fees, costs and expenses incurred in connection with the preparation of historical financial statements that are or would be prepared in the ordinary course of business regardless of the Debt Financing. Parent shall indemnify and hold harmless the Company, its Affiliates and their respective Representatives for and against any and all liabilities, losses, obligations, damages, costs and expenses of any kind (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due and whether in contract, tort, strict liability or otherwise) suffered or incurred by them in connection with the arrangement of the Debt Financing, including the cooperation of the Company and its Subsidiaries contemplated by this Section 6.18, except, in each case, (i) with respect to any financial statements or information provided by or on behalf of the Company, its Affiliates or their respective Representatives, (ii) to the extent resulting from the breach of this Agreement by the Company, its Affiliates or their respective Representatives or from the bad faith, gross negligence, fraud or willful misconduct of the Company, its Affiliates or their respective Representatives or (iii) with respect to any material misstatement or omission of a material fact in information provided hereunder in writing by or on behalf of the Company, its Affiliates or their respective Representatives.

(e) All non-public or otherwise confidential information regarding the Company or its Affiliates obtained by Parent, Acquirer, Merger Sub or Merger Sub II or their Representatives pursuant to Section 6.18(a) shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and its Representatives shall be permitted to disclose such information to existing or prospective Debt Financing Sources, investors and rating agencies, subject to such Debt Financing Sources, investors and rating agencies entering into customary confidentiality undertakings with respect to such information.

(f) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not reasonably likely to harm or disparage the Company or its Subsidiaries in any respect.

(g) Solely to the extent that the Closing Date occurs on or after May 30, 2025, prior to the Closing, the Company shall promptly deliver (or cause to be delivered) to Parent the consolidated financial statements of the Company and its Subsidiaries included in its Quarterly Report on Form 10-Q for the quarter ending March 31, 2025.

Section 6.19 Conduct of Parent. Except for matters (a) required, expressly permitted or expressly contemplated by this Agreement, (b) set forth in Section 6.19 of the Parent Disclosure Schedule, (c) required by Applicable Law or (d) undertaken with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed and provided that the failure of the Company to respond to a request in writing for consent within five Business Days after receipt thereof shall be deemed to constitute consent), Parent shall not, and shall cause each of its Subsidiaries not to:

(i) amend Parent’s certificate of incorporation or by-laws in a manner that would (A) materially and adversely affect the holders of Class A Common Stock or holders of Common Units or (B) materially and disproportionately adverse to the holders of Class A Common Stock or holders of Common Units relative to the treatment of existing holders of Parent Common Stock;

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or equity interests, property or otherwise) in respect of any capital stock of Parent; or (B) modify or repeal the terms of any shares of the capital stock or voting interest of Parent;

(iii) split, combine, adjust, subdivide or reclassify any capital stock or other equity interest or voting interest of Parent;

(iv) with respect to Parent, agree to a complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent; or

(v) authorize, resolve, or enter into any binding commitment to take any of the foregoing action.

Section 6.20 Notice of Certain Events. Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a reasonably current basis of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (a) with respect to the Company, has had or would reasonably be expected have a Company Material Adverse Effect, (b) with respect to Parent, Acquirer, Merger Sub or Merger Sub II, has had or would reasonably be expected to have a Parent Material Adverse Effect or (c) is reasonably likely to result in any of the conditions set forth in ARTICLE VII not being able to be satisfied prior to the End Date. No notification given by any party pursuant to this Section 6.20 shall limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement. Any failure to give notice in accordance with the foregoing shall not, in and of itself, be deemed to constitute the failure of any condition set forth in ARTICLE VII or the basis for any condition set forth in ARTICLE VII not to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in ARTICLE VII to be satisfied.

ARTICLE VII

CONDITIONS TO THE MERGERS

Section 7.01 Conditions to the Obligations of Each Party. Subject to Section 7.01(e), the obligation of each party hereto to consummate the Mergers is subject to the satisfaction or, to the extent permitted by Applicable Law, waiver by such party, at or prior to Closing, of the following conditions:

(a) the Stockholder Approval shall have been obtained;

(b) no Governmental Authority having jurisdiction over the transactions contemplated hereby shall have issued any Order or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Mergers and no Applicable Law that makes consummation of the Mergers illegal or otherwise prohibited shall be in effect;

(c) the applicable waiting period (and any extension thereof) applicable to the Mergers under the HSR Act, and any agreement with any Governmental Authority not to consummate the Merger, shall have expired or been validly terminated (the “Regulatory Approval”);

(d) the Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued; the Parent Class A Common Stock to be issued pursuant to and in accordance with this Agreement to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE; and

(e) solely with respect to the Second Merger, each of the Second Merger Conditions shall have been satisfied (and for the avoidance of doubt, this Section 7.01(e) shall not be a condition to the consummation of either the Merger or the LLC Merger in accordance with the terms hereof).

Section 7.02 Conditions to the Obligations of Parent, Acquirer, Merger Sub and Merger Sub II. The obligation of Parent, Acquirer, Merger Sub and Merger Sub II to consummate the Mergers is subject to the satisfaction, or waiver by Parent, at or prior to Closing, of the following conditions:

(a) (i) the representations and warranties of the Company set forth in the first and second sentences of Sections 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.05 (Capitalization) (other than Section 4.05(a) and Section 4.05(b)), Section 4.24 (Brokers’ Fees), and Section 4.26 (Anti-Takeover Provisions) shall be true and correct in all material respects (disregarding for this purpose all “Company Material Adverse Effect,” “materiality” and similar qualifications contained in such representations and warranties) as of the date of this Agreement and on the Closing Date as if made on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects only as of such earlier date), (ii) the representations and warranties of the Company set forth in Section 4.05(a) and Section 4.05(b) (Capitalization) shall be true and correct as of the date of this Agreement and on the Closing Date as if made on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure to be so true and correct would not reasonably be expected to result in additional cost, expense or liability to Parent that would be more than de minimis, (iii) the representations and warranties of the Company set forth in Section 4.09(b) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and on the Closing Date as if made on such date and (iv) the other representations and warranties of the Company set forth in ARTICLE IV shall be true and correct (disregarding for this purpose all “Company Material Adverse Effect,” “materiality” and similar qualifications contained in such representations and warranties) as of the date of this Agreement and on the Closing Date as if made on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect;

(b) the Company shall have performed in all material respects or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing;

(c) Parent shall have received at the Closing a certificate signed on behalf of the Company by an authorized officer of the Company certifying that the conditions set forth in Sections 7.02(a), Section 7.02(b) and Section 7.02(d) have been satisfied;

(d) no Company Material Adverse Effect shall have occurred since the date hereof;

(e) (i) no Burdensome Condition shall be a condition to receipt of the Regulatory Approval, (ii) there shall not be in effect at or upon the Closing any Order or Applicable Law resulting, individually or in the aggregate, in a Burdensome Condition and (iii) no Regulatory Approval shall contain, include or impose any Burdensome Condition; and

(f) the TRA Amendment shall be in full force and effect in accordance with its terms and otherwise shall not have been amended, repudiated, revoked or withdrawn.

Section 7.03 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Mergers is subject to the satisfaction, or waiver by the Company, at or prior to Closing, of the following conditions:

(a) (i) the representations and warranties of Parent, Acquirer, Merger Sub and Merger Sub II set forth in the first and second sentences of Section 5.01 (Corporate Existence and Power), Section 5.02 (Corporate Authorization), Section 5.05(a) (Capitalization), Section 5.14 (Brokers’ Fees) and Section 5.20 (Anti-Takeover Provisions) shall be true and correct in all material respects (disregarding for this purpose all “Parent Material Adverse Effect,” “materiality” and similar qualifications contained in such representations and warranties) as of the date of this Agreement and on the Closing Date as if made on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects only as of such earlier date), (ii) the representations and warranties of Parent, Acquirer, Merger Sub and Merger Sub II set forth in Section 5.18 (Absence of Changes) shall be true and correct in all respects as of the date of this Agreement and on the Closing Date as if made on such date and (iii) the other representations and warranties of Parent, Acquirer, Merger Sub and Merger Sub II set forth in ARTICLE V shall be true and correct (disregarding for this purpose all “Parent Material Adverse Effect,” “materiality” and similar qualifications contained in such representations and warranties) as of the date of this Agreement and on the Closing Date as if made on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect;

(b) Parent, Acquirer, Merger Sub and Merger Sub II shall each have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing;

(c) the Company shall have received at the Closing a certificate signed on behalf of Parent by an authorized officer of Parent certifying that the conditions set forth in Sections 7.03(a), Section 7.03(b) and Section 7.03(d) have been satisfied; and

(d) no Parent Material Adverse Effect shall have occurred since the date hereof.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated, and the Mergers may be abandoned at any time prior to the Closing:

(a) by mutual written agreement of the Company and Parent (notwithstanding any approval of this Agreement by the stockholders of the Company);

(b) by either Parent or the Company, upon written notice to the other party, if the Closing has not occurred on or before 11:59 p.m., New York City time, on July 9, 2025 (such time, the “End Date”); provided that, the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose material breach of any provision of this Agreement has been the proximate cause of, or has proximately resulted in, the failure of the Mergers to be consummated by the End Date;

(c) by either Parent or the Company, upon written notice to the other party, if any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable permanent Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to any party whose material breach of any provision of this Agreement has been the proximate cause of, or has proximately resulted in, such Order or other action;

(d) by either Parent or the Company, upon written notice to the other party, if the Stockholder Approval has not been obtained at the Stockholder Meeting (as may be adjourned or postponed thereof in accordance with Section 6.04);

(e) by Parent, upon written notice to the Company, in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 7.02 not being satisfied and (ii) has not been cured prior to the earlier of the End Date or the 30th day following Parent’s delivery of written notice describing such breach to the Company; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.01(e) if either Parent, Acquirer, Merger Sub or Merger Sub II is in breach of its obligations under this Agreement that would result in any condition set forth in Section 7.03 not being satisfied;

(f) by the Company, upon written notice to Parent, in the event of a breach by Parent, Acquirer, Merger Sub or Merger Sub II of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 7.03 not being satisfied and (ii) has not been cured prior to the earlier of the End Date or the 30th day following the Company’s delivery of written notice describing such breach to Parent; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.01(f) if the Company is in breach of its obligations under this Agreement that would result in any condition set forth in Section 7.02 not being satisfied;

(g) by Parent, upon written notice to the Company, at any time prior to receipt of the Stockholder Approval, (A) if the Company Board, acting upon the recommendation of the Special Committee, shall have effected an Adverse Recommendation Change or (B) the Company has committed a material breach of its obligations under Section 6.02 or Section 6.03; or

(h) by the Company, upon written notice to Parent, at any time prior to receipt of the Stockholder Approval, if (i) the Company has received a Superior Proposal and (ii) the Company Board or any committee thereof, acting upon the recommendation of the Special Committee, shall have determined to terminate this Agreement in accordance with Section 6.03(b) in order for the Company to enter into a definitive agreement with respect to the applicable Superior Proposal (with such definitive agreement being entered into substantially concurrently with the termination of this Agreement (but in no case prior to the termination of this Agreement)); provided, however, that the Company shall pay the Company Termination Fee to Parent pursuant to Section 9.04, concurrently with and as a condition to such termination.

Section 8.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 8.01, this Agreement shall become void and of no effect without liability of any party (or any Representative or Non-Recourse Party of such party) to each other party hereto; provided, however, that the provisions of (i) this Section 8.02, (ii) the last sentence of Section 6.05, (iii) the last sentence of Section 6.10(b), (iv) Section 6.14 and (v) ARTICLE IX shall survive any termination hereof pursuant to Section 8.01. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, nothing in this Agreement will relieve Parent, Acquirer, Merger Sub, Merger Sub II or the Company from any liability for any fraud or Willful and Material Breach of this Agreement. The parties acknowledge and agree that any such liability payable by Parent, Acquirer, Merger Sub or Merger Sub II shall not be limited to reimbursement of expenses or out-of-pocket costs and may include the benefit of the bargain lost by the Company or the Company’s equity holders due to the Company’s equity holders not receiving their applicable portion of the Aggregate Merger Consideration that such holders would be entitled to receive pursuant to the terms of this Agreement if the Mergers were consummated in accordance with the terms hereof. Parent, Acquirer, Merger Sub and Merger Sub II expressly acknowledge and agree that, in accordance with Section 261(a)(2) of the DGCL, the Company, at or after the time at which the Agreement is adopted by the stockholders of the Company pursuant to Section 251 of the DGCL, shall, in its sole discretion and as a representative of the stockholders of the Company, have the sole, exclusive and irrevocable authority to take action on behalf of the stockholders of the Company to enforce the rights of such stockholders pursuant to this Agreement. For the avoidance of doubt, the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered if delivered in person, (ii) on the fifth Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by e-mail (provided that no “bounce back” or similar message indicating nondelivery is received with respect thereto within two hours of dispatch), in each case as follows:

if to Parent, Acquirer, Merger Sub or Merger Sub II, to:

777 W. Main Street, Suite 900
Boise, ID 83702
Attention:	Alphonse Valbrune
Email:	*****

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Constantine N. Skarvelis, P.C.
Marshall P. Shaffer, P.C.
Jimin He
Email:	*****
*****
*****

if to the Company, to:

Enfusion, Inc.
125 South Clark Street, Suite 750
Chicago, Illinois 60603
Attention:	Matthew R. Campobasso
Email:	*****

with a copy to (which shall not constitute notice):

Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Attention:	Mark E. Thierfelder
Eric S. Siegel
Michael S. Darby
Sarah Kupferman
E-Mail:	*****
*****
*****
*****

and

Goodwin Procter LLP
620 Eighth Avenue
New York, New York 10018

Attention:	Joshua M. Zachariah
Gregg L. Katz
James Ding
E-Mail:	*****
*****
*****

Section 9.02 Survival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Effective Time, except that this Section 9.02 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

Section 9.03 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that without the further approval of the Company’s stockholders, no such amendment or waiver shall be made or given after the Stockholder Approval that requires the approval of the stockholders of the Company under the DGCL unless the required further approval is obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise expressly provided in this Agreement, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.04 Fees and Expenses.

(a) Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) In the event that:

(i) this Agreement is validly terminated pursuant to Section 8.01(g) (Adverse Recommendation Change; Non-Solicit Breach);

(ii) this Agreement is validly terminated pursuant to Section 8.01(h) (Superior Proposal); or

(iii) this Agreement is validly terminated pursuant to (x) Section 8.01(b) (End Date), (y) Section 8.01(d) (No Stockholder Approval) or (z) Section 8.01(e) (Company Material Breach) and, in each case of clauses (x), (y) and (z), (A) after the date hereof and prior to the termination of this Agreement, a bona fide Acquisition Proposal is publicly disclosed and not irrevocably withdrawn at least three (3) Business Days prior to the Stockholder Meeting and (B) within 12 months after the date of such termination, the Company enters into any Acquisition Proposal or consummates any Acquisition Proposal (provided that for purposes of this subsection (iii), each reference to “20% or more” or “80% or less” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%” or “less than 50%”, respectively);

then the Company shall pay to Parent the Company Termination Fee by wire transfer of same-day funds (x) in the case of Section 9.04(b)(i), within two Business Days after such termination, (y) in the case of Section 9.04(b)(ii), substantially concurrently with the termination of this Agreement pursuant to Section 8.01(h) and (z) in the case of Section 9.04(b)(iii), substantially concurrently with the entry into a definitive agreement with respect to such Acquisition Proposal or the consummation of such Acquisition Proposal.

(c) The parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(d) In the event that this Agreement is validly terminated pursuant to Section 8.01 and Parent receives payment of the Company Termination Fee pursuant to Section 9.04(b) (and the Parent Enforcement Costs, if due and payable), the Company shall have no further liability, whether pursuant to a claim at law or in equity, to Parent, Acquirer, Merger Sub, Merger Sub II or any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Acquirer, Merger Sub, Merger Sub II or any Parent Related Party shall be entitled to bring or maintain any Proceeding against the Company or any of its Subsidiaries or Affiliates for damages or any equitable relief arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination; provided, that if the Company fails to pay the Company Termination Fee and Parent, Acquirer, Merger Sub and/or Merger Sub II commences a Proceeding which results in a final, non-appealable judgment against the Company for the Company Termination Fee or any portion thereof, then in addition to the payment of the Company Termination Fee, the Company shall pay Parent its reasonable and out-of-pocket costs and expenses (including reasonable and out-of-pocket attorneys’ fees) incurred in prosecuting such Proceeding, together with interest on the Company Termination Fee and such costs and expenses at the “prime rate” (as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made) plus 5%, calculated from the date such payment was required to be paid through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding) (such amount, the “Parent Enforcement Costs”); provided, that in no event shall Parent Enforcement Costs exceed $2,000,000. Notwithstanding the foregoing, this Section 9.04(d) will not relieve the Company from any liability for fraud.

(e) The parties hereto acknowledge and agree that the agreements contained in this Section 9.04 are an integral part of the transactions contemplated hereby, and that, without these agreements, the parties hereto would not enter into this Agreement. Each of the parties hereto further acknowledges that the payment of the Company Termination Fee is not a penalty, but is liquidated damages in a reasonable amount that will compensate the Parent, Acquirer, Merger Sub and Merger Sub II in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

Section 9.05 Assignment; Benefit. This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Parent, Acquirer, Merger Sub and Merger Sub II will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement (i) to any of their respective Affiliates or (ii) to any Debt Financing Source of Parent, Acquirer, Merger Sub or Merger Sub II for purposes of creating a security interest herein as collateral in respect of the Debt Financing, it being understood that, in each case of clauses (i) and (ii), such assignment will not relieve Parent, Acquirer, Merger Sub or Merger Sub II of any of its obligations hereunder. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for (a) the rights of the Indemnified Parties as set forth in Section 6.09 and Section 6.11, (b) the rights of the Non-Recourse Parties pursuant to Section 9.16, (c) the rights of the Debt Financing Related Parties pursuant to Section 9.17, (d) if the Effective Time occurs, the right of the holders of the Class A Common Stock or the Common Units to receive the Merger Consideration and (e) if the Effective Time occurs, the right of the holders of Company Equity Awards to receive such amounts as provided for in Section 2.06.

Section 9.06 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules that would cause the application of law of any jurisdiction other than those of the State of Delaware.

Section 9.07 Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought and determined exclusively in the Delaware Court of Chancery or, if that court does not have subject matter jurisdiction, the state or federal courts in the State of Delaware, and any appellate court therefrom (the “Delaware Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by such courts. Each party hereto agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 9.01 or in any other manner permitted by law.

Section 9.08 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08.

Section 9.09 Specific Performance.

(a) The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such harm. The parties hereto agree that unless and until this Agreement is validly terminated in accordance with Section 8.01 and any dispute over the right to termination has been finally resolved through a Final Judgment, (i) the parties hereto shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief from a court of competent jurisdiction as set forth in Section 9.07 to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions of this Agreement without bond or other security being required, this being in addition to any other remedy to which they are entitled pursuant to Section 8.02 or 9.04, at law or in equity, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement, including the Mergers, and without that right, none of the Company, Parent, Acquirer, Merger Sub or Merger Sub II would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other of such parties has an adequate remedy at law or that any such injunction or award of specific performance or other equitable relief is not an appropriate remedy for any reason. For the avoidance of doubt, (A) while the Company shall have the right to seek both (x) an injunction, specific performance or other equitable remedies in accordance with this Section 9.09 and (y) the payment of monetary damages from Parent pursuant to the terms hereof, in no event shall the Company be entitled to both specific performance to cause Parent to consummate the Closing and the payment of monetary damages from Parent pursuant to the terms hereof, and (B) while Parent shall have the right to seek both (x) an injunction, specific performance or other equitable remedies in accordance with this Section 9.09 and (y) the payment of the Company Termination Fee, in no event shall Parent be entitled to both specific performance to cause the Company to consummate the Closing and the payment of the Company Termination Fee.

(b) Notwithstanding anything herein to the contrary (including Section 6.17 and Section 9.09(a)), it is acknowledged and agreed that neither Parent nor the Company shall be entitled to seek the remedy of specific performance with respect to Parent’s rights under the Debt Commitment Letter against the Debt Financing Sources.

(c) The parties hereto further agree that, except as set forth in Section 9.09(a), (i) by seeking the remedies provided for in this Section 9.09, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been validly terminated or in the event that the remedies provided for in this Section 9.09 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.09 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 9.09 prior or as a condition to exercising any termination right under ARTICLE VIII (and pursuing damages after such termination), nor shall the commencement of any Proceeding pursuant to this Section 9.09 or anything set forth in this Section 9.09 restrict or limit any party’s right to validly terminate this Agreement in accordance with the terms of ARTICLE VIII or pursue any other remedies under this Agreement that may be available at any time.

(d) Notwithstanding anything herein to the contrary and for the avoidance of doubt, nothing in this Section 9.09 nor Section 9.04 shall limit in any way the remedies of the parties under the Confidentiality Agreement, as modified hereunder.

Section 9.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such a determination, the parties hereto agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner, in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.11 Parent Guarantee. Parent shall cause each of Acquirer, Merger Sub and Merger Sub II to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Acquirer, Merger Sub and Merger Sub II in accordance with the terms of this Agreement, the Mergers, and the other transactions contemplated by this Agreement. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Acquirer, Merger Sub and Merger Sub II of each of the covenants, obligations and undertakings required to be performed by Acquirer, Merger Sub and Merger Sub II under this Agreement and the transactions contemplated by this Agreement, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Acquirer, Merger Sub or Merger Sub II shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against any of Parent, Acquirer, Merger Sub and Merger Sub II in the first instance.

Section 9.12 Entire Agreement; No Reliance; Access to Information.

(a) This Agreement, the Confidentiality Agreement, the exhibits and schedules to this Agreement, including the Company Disclosure Schedule, and constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

(b) Parent, Acquirer, Merger Sub and Merger Sub II agree that, except for the representations and warranties contained in ARTICLE IV or the certificate delivered pursuant to Section 7.02(c), the Company makes no other representations or warranties and hereby disclaims any other representations or warranties made by itself or any of its Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated by this Agreement, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the parties in this Agreement, each of Parent, Acquirer, Merger Sub and Merger Sub II agrees that none of the Company or any of its Subsidiaries make or has made any representation or warranty with respect to (i) any projections, forecasts, estimates, plans or budgets or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to it, or (ii) any other information, statements or documents heretofore or hereafter delivered to or made available to it, including the information in the electronic data room of the Company, with respect to the Company or any of its Subsidiaries or the business, operations or affairs of the Company or any of its Subsidiaries, except to the extent and as expressly covered by a representation and warranty made in ARTICLE IV or the certificate delivered pursuant to Section 7.02(c).

(c) Parent, Acquirer, Merger Sub and Merger Sub II each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and received answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company contained in ARTICLE IV or the certificate delivered pursuant to Section 7.02(c). Each of Parent, Acquirer, Merger Sub and Merger Sub II hereby acknowledges that there are uncertainties inherent in attempting to develop estimates, projections, forecasts, business plans and other forward-looking information with which Parent, Acquirer, Merger Sub and Merger Sub II are familiar, that Parent, Acquirer, Merger Sub and Merger Sub II are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and, for the avoidance of doubt, that Parent, Acquirer, Merger Sub and Merger Sub II will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto, except as set forth in the representations and warranties of the Company contained in ARTICLE IV or the certificate delivered pursuant to Section 7.02(c).

Section 9.13 Rules of Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

Section 9.14 Disclosure Schedule. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, shall be deemed to be disclosed and incorporated by reference in each other Section of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, if the relevance of such reference as a disclosure or exception to such other Section is reasonably apparent on its face. Certain items and matters may be listed in the Company Disclosure Schedule or the Parent Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of this Agreement. Except as expressly set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, in no event shall the listing of items or matters in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement. The mere inclusion of an item in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, as an exception to a representation or warranty (a) shall not be deemed an admission that such item represents a material exception or material event, circumstance, change, effect, development or condition or that such item would have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, and (b) shall not be construed as an admission or indication by the Company or Parent, as applicable, of any non-compliance with, or breach or violation of, any third party rights (including any Intellectual Property), any Contract or agreement or any Applicable Law or Order of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement.

Section 9.15 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 9.16 Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party, except for claims that the Company or any of its Subsidiaries may assert in accordance with the Confidentiality Agreement. Except as set forth in this Agreement or the Confidentiality Agreement, no former, current or future officers, employees, directors, partners, direct or indirect equity holders, managers, members, attorneys, agents, advisors or other Representatives of any party hereto (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated by this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith. In furtherance and not in limitation of the foregoing, each party covenants, agrees and acknowledges that no recourse under this Agreement or any other agreement referenced herein or in connection with any transactions contemplated by this Agreement shall be sought or had against any Non-Recourse Party, except for claims that any party may assert (A) against another party solely in accordance with, and pursuant to the terms and conditions of, this Agreement or (B) pursuant to the express terms of the Confidentiality Agreement.

Section 9.17 Debt Financing Related Parties. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself and its Subsidiaries and controlled Affiliates, hereby: (i) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, by or against any Debt Financing Related Party, arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or the Definitive Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, and such Proceeding (except to the extent relating to the interpretation of any provisions in this Agreement as provided in the Debt Commitment Letter) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (ii) agrees not to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Related Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Agreements or the performance of any services under such documents, (iii) agrees that service of process upon the Company in any such Proceeding shall be effective if notice is given in accordance with Section 9.01, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Proceeding brought against the Debt Financing Related Parties in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vi) agrees that none of the Debt Financing Related Parties will have any liability to the Company, its Subsidiaries and controlled Affiliates relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (vii) agrees that the Debt Financing Related Parties are express third party beneficiaries of, and may enforce, Section 9.05 and this Section 9.17. To the extent any amendments to any provision of Section 9.05 or this Section 9.17 (or, solely as they relate to such Sections, the definitions of any terms used herein and therein) are materially adverse to the Debt Financing Sources, such amendments will not be enforceable against the Debt Financing Sources without their prior consent. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 9.17 will in any way affect the Company’s and its Subsidiaries’ rights and remedies in any way relating to or arising out of any binding agreement to which a Debt Financing Source is a party, including the Debt Commitment Letter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ENFUSION, INC.

By:	/s/ Oleg Movchan
Name: Oleg Movchan
Title: Chief Executive Officer

ENFUSION LTD. LLC

By:	/s/ Oleg Movchan
Name: Oleg Movchan
Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger

CLEARWATER ANALYTICS HOLDINGS, INC.

By:	/s/ Jim Cox
Name: Jim Cox
Title: Chief Financial Officer

POSEIDON ACQUIRER, INC.

By:	/s/ Jim Cox
Name: Jim Cox
Title: Chief Treasurer

POSEIDON MERGER SUB I, INC.

By:	/s/ Jim Cox
Name: Jim Cox
Title: Treasurer

POSEIDON MERGER SUB II, LLC

By:	/s/ Jim Cox
Name: Jim Cox
Title: Treasurer

Signature Page to Agreement and Plan of Merger

Exhibit 99.1

EXECUTION VERSION

SUPPORT AGREEMENT

This Support Agreement, dated as of January 10, 2025 (this “Agreement”), is made and entered into by and between Clearwater Analytics Holdings, Inc., a Delaware corporation (“Parent”), and [●] (“Stockholder”, and together with Parent, the “Parties”).

RECITALS

WHEREAS, as of the date hereof, Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of (a) [●] shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”) of Enfusion, Inc., a Delaware corporation (the “Company”), (b) [●] shares of Class B Common Stock, par value $0.001 per share of the Company (the “Class B Common Stock”, together with the Class A Common Stock, the “Common Stock”) and (c) [●] Common Units of Enfusion Ltd. LLC, a Delaware limited liability company (the “Operating Company”) (all such shares and units beneficially owned by Stockholder, collectively, the “Subject Shares”);1

WHEREAS, concurrently with the execution hereof, Parent, Poseidon Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Poseidon Acquirer, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Parent (“Acquirer”), Poseidon Merger Sub II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub II”), the Company and the Operating Compay, are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, excluding any Prohibited Amendment (as defined below), the “Merger Agreement”), which provides for, among other things, at the Effective Time, the merger of Merger Sub with and into the Company (the “Merger”), at the LLC Merger Effective Time, the merger of Merger Sub II with and into the Operating Company (the “LLC Merger”), and, subject to the satisfaction of each of the Second Merger Conditions as of the Closing Date but before the Effective Time, the merger of the Surviving Corporation with and into Acquirer (the “Second Merger”, and together with the Merger, the “Corporate Mergers”, and the Corporate Mergers together with the LLC Merger, the “Mergers”), in each case, upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent, Acquirer, Merger Sub and Merger Sub II have required that Stockholder, and as an inducement and in consideration therefor, Stockholder (in Stockholder’s capacity as the beneficial owner of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

[1]	Note to Draft: Agreement modified for each Stockholder based on the Subject Shares held by the Stockholder.

ARTICLE I.

AGREEMENT

1.1 Agreement. Upon the terms and subject to the conditions of this Agreement, Stockholder hereby undertakes and agrees that, unless and until this Agreement shall have been validly terminated in accordance with Section 5.2, Stockholder shall, at any annual, special or other meeting of the Company’s stockholders or the Operating Company’s equity holders called, and at every adjournment or postponement, and in connection with any action proposed to be taken by written consent of the stockholders of the Company or the equity holders of the Operating Company thereof, (A) affirmatively vote (including via proxy), or deliver via a written consent, all of the Subject Shares and any other Company Common Stock and Common Units owned by Stockholder, in favor of, and shall not withdraw or modify any such vote with respect to, approving and adopting the Merger Agreement and the transactions contemplated thereby, and/or (B) except as otherwise permitted herein, vote against (including via proxy), and shall not deliver any written consent with respect to, (x) any action or agreement which would reasonably be expected to (I) impede, materially delay or adversely affect the consummation of the Mergers or result in any of the conditions to the Company’s obligations to consummate the Mergers set forth in Article 7 of the Merger Agreement not being fulfilled on or before the End Date, (II) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Stockholder contained in this Agreement or (III) change in any manner the voting rights of any class of shares of the Company or the Operating Company (including any amendments to the Company’s certificate of incorporation or bylaws or the Operating Company’s operating agreement), and (y) any Acquisition Proposal. Stockholder agrees to be, or shall cause the record holder on any applicable record date to be, present, in person or by proxy, at every meeting of the Company’s stockholders or the Operating Company’s equityholders, including any postponement or adjournment thereof, or in any other circumstance, however called, to vote on the matters contemplated by this Section 1.1 so that all of the Subject Shares will be counted for purposes of determining the presence of a quorum at any such meeting, or otherwise cause the Subject Shares to be counted as present threat for purposes of establishing a quorum. For the avoidance of doubt, other than with respect to the matters contemplated by this Section 1.1, Stockholder does not have any obligation to vote the Subject Shares in any particular manner and, with respect to such other matters, Stockholder shall be entitled to vote the Subject Shares in its sole discretion.

1.2 Conditional Power of Attorney. To secure Stockholder’s obligations in accordance with Section 1.1 of this Agreement, Stockholder hereby appoints Parent as the Stockholder’s attorney in fact and proxy with full power of substitution and resubstitution, and grants Parent the power to affirmatively vote (including via proxy), and to execute written consents with respect to, all of the Subject Shares in favor of, and not withdraw or modify any such vote with respect to, approving and adopting the Merger Agreement and the transactions contemplated thereby if, and only if, the Stockholder fails to comply with the provisions of Section 1.1. Such appointment will be irrevocable for the term of this Agreement and is coupled with an interest, including for purposes of Section 212 of the DGCL. The appointment will survive the merger or reorganization of the Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement in accordance with Section 5.2. Notwithstanding the foregoing, Parent may terminate this proxy at any time in its sole discretion by written notice provided to the Stockholder.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder represents and warrants to Parent that:

2.1 Organization; Authorization; Binding Agreement. To the extent that Stockholder is an entity, Stockholder is duly organized and validly existing under the laws of the jurisdiction of its formation or incorporation and Stockholder has duly authorized its execution, delivery and performance of this Agreement. Stockholder has full power and authority to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by Stockholder, and constitutes a legal, valid and binding obligation of Stockholder enforceable against Stockholder in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Applicable Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

2.2 Non-Contravention. The execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of Stockholder’s obligations hereunder and the consummation by Stockholder of the transactions contemplated hereby will not, (a) conflict with, or result in any violation or breach of, or constitute a default on the part of the Stockholder under, any Applicable Law applicable to Stockholder or Stockholder’s Subject Shares and, to the extent that such Stockholder is an entity, the organizational or governing documents of such Stockholder, (b) conflict with or result in a violation or breach of, or constitute a default on the part of Stockholder under, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Stockholder is a party or by which Stockholder or its assets are bound, or (c) except as may be required by Applicable Laws, require any consent, approval, order, authorization or other action by, or filing with or notice to, any Person (including any Governmental Authority) under any Applicable Law, in case of each of clauses (a), (b) and (c), except as would not reasonably be expected to prevent, impair or materially delay Stockholder’s timely performance of its obligations under this Agreement.

2.3 Ownership of Subject Shares. Stockholder is, and (except with respect to any Company Common Stock, other Company Securities or Common Units Transferred in accordance with Section 4.1 hereof) will remain, the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Subject Shares (together with any shares of Company Common Stock, other Company Securities or Common Units which such Stockholder may acquire at any time in the future during the term of this Agreement, the “Stockholder Securities”). Other than the Subject Shares, Stockholder does not hold or have any beneficial ownership interest in any other shares of Company Capital Stock, Common Units or any option, warrant, call, proxy, commitment, right or other Company Securities convertible, exchangeable or exercisable therefor or other instrument, obligation or right the value of which is based on any of the foregoing (each, an “Equity Interest”). The Subject Shares and the certificates, if any, representing the Subject Shares owned by the Stockholder are now, and, subject to Section 4.1, such Subject Shares and any additional Stockholder Securities such Stockholder may acquire in the future during the term of this Agreement will be, held by Stockholder or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, subscriptions, options, warrants, calls, proxies, commitments, restrictions and contracts of any kind, except for any such Liens arising hereunder, any applicable restrictions on transfer under the Securities Act and any Liens that would not impair the Stockholder’s ability to timely perform his/her/its obligations hereunder (collectively, “Permitted Liens”).

2.4 Voting Power. Subject to this Agreement and any agreement of Stockholder or any of its Affiliates made available to Parent prior to execution of this Agreement for any borrowed money, advance or extension of credit or the pledge, hypothecation or other granting of a security interest in any Subject Shares to one or more banks or financial institutions as bona fide collateral or security for any such loan, advance or extension of credit (each such agreement, a “Loan Agreement”), Stockholder has full and sole power and authority to direct the voting of, and full and sole power of disposition with respect to, all of the Subject Shares. Other than any Loan Agreement, none of the Subject Shares are subject to any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares with respect to the Merger Agreement that would adversely affect Stockholder’s ability to comply with this Agreement, except as provided hereunder.

2.5 Proceedings. As of the time of execution of this Agreement, there is no Proceeding pending or, to the knowledge of Stockholder, threatened against Stockholder at law or equity before or by any Governmental Authority that would reasonably be expected to prevent, impair or materially delay Stockholder’s timely performance of its obligations under this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Stockholder that:

3.1 Organization; Authorization. Parent is duly organized and validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction). The consummation of the transactions contemplated hereby are within Parent’s corporate powers and have been duly authorized by all necessary corporate action on the part of Parent. Parent has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated thereby.

3.2 Binding Agreement. Parent has duly executed and delivered this Agreement, and this Agreement constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Applicable Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

3.3 No Other Representations. Parent hereby acknowledges and agrees that, except for the representations and warranties of Stockholder expressly set in ARTICLE II of this Agreement, none of Stockholder, its Affiliates, any Representative of any of the foregoing or any other Person has made, and neither Parent or any other Person has relied on, any representation or warranty regarding Stockholder, the sufficiency of the representations and warranties set forth herein or any other matter in connection with the entry by Stockholder into this Agreement.

ARTICLE IV.

ADDITIONAL COVENANTS OF STOCKHOLDER

4.1 No Transfer; No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement or any Loan Agreement, from and after the date hereof and until the termination of this Agreement in accordance with Section 5.2, Stockholder shall not, directly or indirectly, (a) create any Lien on any or all of the Stockholder Securities, except for any Permitted Liens, (b) transfer, sell, assign, gift, exchange, tender, hypothecate, hedge, pledge or otherwise dispose of (collectively, “Transfer”) any of the Stockholder Securities, (c) grant or permit the grant of any proxy or power of attorney with respect to any of the Stockholder Securities to the extent inconsistent with such Stockholder’s obligations hereunder, or (d) deposit or permit the deposit of any of the Stockholder Securities into a voting trust or enter into a voting agreement or arrangement with respect to any of the Stockholder Securities, in each case except as may be necessary or advisable in connection with Stockholder’s performance of its obligations hereunder. Notwithstanding the foregoing, Stockholder may Transfer any of the Stockholder Securities to any Affiliate of Stockholder under common control with Stockholder, only if such transferee of such Stockholder Securities takes and holds such Stockholder Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the termination of this Agreement in accordance with Section 5.2 (a “Permitted Transfer”); provided, that no such Transfer shall relieve Stockholder of any of its obligations under this Agreement. To the fullest extent permitted by law, if any involuntary Transfer of any of the Stockholder Securities shall occur (including, but not limited to, a sale by Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Stockholder Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the termination of this Agreement in accordance with Section 5.2.

4.2 Adjustments. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock of the Company that affects the Subject Shares, the terms of this Agreement shall apply to the resulting securities.

4.3 No Solicitation. From and after the date hereof until this Agreement shall have been validly terminated in accordance with Section 5.2, Stockholder, solely in its capacity as a stockholder of the Company, shall not, and shall not authorize or permit any of its Representatives to and it shall direct its Representatives not to, directly or indirectly (other than with respect to Parent, Acquirer, Merger Sub and Merger Sub II), (A) solicit, assist, initiate, propose, induce the making, submission or announcement of or otherwise knowingly encourage or facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal, (B) authorize, engage in, continue or otherwise participate in any discussions or negotiations with any Third Party regarding any inquiries, proposals or offers that constitute, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal, (C) furnish to any Third Party any information or provide to any Third Party access to the businesses, properties, assets, books, records or personnel of the Company or any of its Subsidiaries, in each case for the purpose of encouraging or facilitating any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Acquisition Proposal, (D) approve, endorse or recommend an Acquisition Proposal, or publicly propose to accept, approve, endorse or recommend any publicly announced Acquisition Proposal or (E) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, or other similar Contract with respect to an Acquisition Proposal; or (F) propose, resolve, authorize, agree or commit to do any of the foregoing. Notwithstanding anything to the contrary in this Agreement, solely to the extent the Company or its Representatives is permitted to take certain actions set forth in Section 6.02 of the Merger Agreement or participate in discussions or negotiations with respect to an Acquisition Proposal, Stockholder may (and may permit its Affiliates and Representatives to) take such actions and participate in discussions and negotiations with any Person making an Acquisition Proposal (or its Representatives) with respect to such Acquisition Proposal solely to the extent permitted by the Special Committee.

4.4 Dissenter’s Rights. Stockholder forever and irrevocably waives and agrees that it/he/she will not exercise any dissenter’s or appraisal rights available to Stockholder with respect to the Merger pursuant to Section 262 of the DGCL or any other Applicable Law.

4.5 Formation of Groups. Unless and until the termination of this Agreement in accordance with Section 5.2, Stockholder agrees that it shall not, and shall cause each of its controlled affiliates not to, become a member of a “group” with respect to any Stockholder Securities (as defined under Section 13(d) of the Exchange Act) for the purpose of opposing or competing with or taking any actions in opposition to or competition with the transactions contemplated by the Merger Agreement.

ARTICLE V.

MISCELLANEOUS

5.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by email (provided that no “bounce-back” or similar notice is received by the electronic mail sender within two (2) hours thereafter indicating that such electronic mail was undeliverable or otherwise not delivered) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a Party may have specified by notice given to the other Party under this provision): (i) if to Parent, in accordance with the provisions of the Merger Agreement and (ii) if to Stockholder, to Stockholder’s address or e-mail address set forth on a signature page hereto, or to such other address or e-mail address as Stockholder may hereafter specify in writing for the purpose by notice to Parent.

5.2 Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the date of any Prohibited Amendment that is effected without Stockholder’s prior written consent or (d) the written consent of Stockholder and Parent. Upon termination of this Agreement as to any Party, such Party shall not have any further obligations or liabilities under this Agreement; provided, however, that the provisions of this ARTICLE V shall survive any termination of this Agreement. A “Prohibited Amendment” means any one or more amendments or modifications of any provision of the Merger Agreement (as in effect on the date hereof) in a manner that (i) reduces the amount of the Aggregate Consideration Per Share or imposes any material restrictions on or additional material conditions on the payment from and after the Effective Time of the Aggregate Consideration Per Share (excluding, for the avoidance of doubt, as a result of any changes to the total number of Class A Common Stock plus Common Units outstanding immediately prior to the Effective Time), (ii) changes the form of any consideration payable thereunder (excluding, for the avoidance of doubt, as a result of any election by the holders of Eligible Shares), (iii) changes the relative amount of cash and number of shares of Parent Class A Common Stock payable under the Merger Agreement, including any amendment, modification or waiver of any of the definitions set forth or referenced in Section 2.03(a) of the Merger Agreement that would have the effect of, or otherwise result in, a change to the relative amount of cash and number of shares of Parent Class A Common Stock payable upon the consummation of the Merger or (iv) amends or modifies Article II of the Merger Agreement, or Sections 4.15(m), 5.21, 5.22, or 6.16(b) of the Merger Agreement in a manner that would reasonably be expected to prevent (A) the Corporate Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (B) the delivery to Parent on the Closing Date, but before the Effective Time, of the First Closing Tax Opinion or (C) the delivery to the Company on the Closing Date, but before the Effective Time, of the Second Closing Tax Opinion; provided, that any amendments, modifications or waivers of any provision of the Merger Agreement resulting from any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock of the Company or any other changes to the capitalization of the Company shall be deemed not to be a Prohibited Amendment.

5.3 Amendments and Waivers. Any provision of this Agreement may be amended or waived only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.4 Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Mergers are consummated.

5.5 Binding Effect; Benefit; Assignment. Except as otherwise expressly provided herein, the Parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except as provided in Section 5.16 (which will be to the benefit of the Persons referred to in such Section); provided, that the Company may rely upon this Agreement and enforce the provisions hereof as an intended and express third-party beneficiary. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Applicable Law or otherwise) without the prior written consent of the other Party; provided that, solely in connection with a Permitted Transfer, the Stockholder may assign this Agreement to any Affiliate of Stockholder under common control with Stockholder to whom Stockholder has made such Permitted Transfer. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the limitations regarding assignment herein, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 5.5 shall be null and void ab initio.

5.6 Governing Law; Venue. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules that would cause the application of law of any jurisdiction other than those of the State of Delaware. The Parties agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought and determined exclusively in the Court of Chancery of the State of Delaware or, if that court does not have subject matter jurisdiction, the state or federal courts in the State of Delaware (the “Delaware Courts”). Each Party hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by such courts. Each Party agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 5.1 or in any other manner permitted by law. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.6.

5.7 Enforcement of Agreement. The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such harm. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court to which the Parties have submitted under Section 5.6, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other of such parties has an adequate remedy at law or that any such injunction or award of specific performance or other equitable relief is not an appropriate remedy for any reason.

5.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall be one (1) and the same instrument. Delivery of an executed counterpart hereof by facsimile or other electronic transmission (including email or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall be effective as delivery of an original counterpart hereof.

5.9 Entire Agreement. This Agreement, together with the other documents and instruments referred to herein, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties hereto and their Affiliates, or any of them, related to the subject matter hereof.

5.10 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

5.11 Headings. The Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

5.12 Interpretation. Unless the context otherwise requires, as used in this Agreement: (a) “or” is not exclusive; (b) “including” and its variants mean “including, without limitation” and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) words of one gender shall be construed to apply to each gender; and (e) the terms “Article,” “Section” and “Schedule” refer to the specified Article, Section or Schedule of or to this Agreement; and (f) neither the Company nor any of its Subsidiaries shall be construed to be a Subsidiary or Affiliate of Stockholder.

5.13 Capacity as Stockholder. Notwithstanding anything herein to the contrary, (a) Stockholder signs this Agreement solely in Stockholder’s capacity as a beneficial owner of the Subject Shares, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of Stockholder, any Affiliate thereof or any of their respective Representatives or designees in its capacity, if applicable, as an officer, director, employee or agent of the Company, and (b) nothing herein shall in any way restrict a director, officer, employee or agent of the Company in the taking of any actions (or failure to act) in his or her capacity as such, or in the exercise of his or her fiduciary duties as a director or officer of the Company or otherwise, or prevent or be construed to create any obligation on the part of any director, officer, employee or agent of the Company from taking any action in his or her capacity as such.

5.14 No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Special Committee has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the DGCL, the certificate of incorporation, the bylaws or any similar organizational document of the Company, the Merger Agreement, the Support Agreements and the transactions contemplated by the Merger Agreement and the Support Agreements, including the Mergers, (ii) the Merger Agreement is executed by all parties thereto and (iii) this Agreement is executed and delivered by all Parties.

5.15 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to Stockholder, and Parent shall not exercise any power or authority to direct Stockholder in the voting of any of the Subject Shares, except as otherwise expressly provided herein. This Agreement shall in no way be deemed to constitute a transfer of any Stockholder Securities.

5.16 Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, or any document, certificate or instrument delivered in connection herewith or otherwise (together, the “Transaction Documents”), each Party acknowledges and agrees, on behalf of itself and its respective Related Persons (as defined below), that all Proceedings that may be based upon, in respect of, arise under, out of, by reason of, be connected with, or relate in any manner to (a) this Agreement or any Transaction Document or the transactions contemplated hereby or thereby, (b) the negotiation, execution or performance of this Agreement or any other Transaction Document (including any representation or warranty made in, in connection with, or as an inducement to, any of the foregoing documents), (c) any breach or violation of this Agreement or any other Transaction Document or (d) the failure of the transactions set forth on this Agreement or any Transaction Document to be consummated, in each case may be made only against (and are those solely of) the Persons that are expressly identified parties to such Transaction Document. In furtherance and not in limitation of the foregoing, each Party acknowledges and agrees, on behalf of itself and its respective Related Persons, that no recourse under this Agreement or any other Transaction Document or in connection with any transactions contemplated hereby or thereby shall be sought or had against any such other Person and no such other Person shall have any liabilities (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil or any other theory or doctrine) of any nature whatsoever arising under, out of, in connection with or related in any manner to the items in the preceding clauses (a) through (d), it being expressly agreed and acknowledged that no liabilities whatsoever shall attach to, be imposed on or otherwise be incurred by any direct or indirect, past, present or future shareholder, equity holder, controlling person, member, partner (limited or general), manager, director, officer, employee, lender, financing source, Affiliate, agent or other representative of any Person or any Affiliate of such Person (collectively, with such Person’s assignees, successors and assigns, the “Related Persons”), through the Company, its Subsidiaries or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil, by or through a claim by or on behalf of any party hereto, as applicable, by the enforcement of any assessment or by any legal or equitable actions, suits, claims, investigations or proceedings, by virtue of any Applicable Law, or otherwise. The Parties acknowledge and agree that the Related Persons are intended third-party beneficiaries of this Section 5.16. Nothing in this Agreement precludes the Parties or any Related Persons from exercising any rights under the Merger Agreement or any other agreement to which they are specifically a party or an express third-party beneficiary thereof, and nothing in this Agreement shall limit the liability or obligations of any Related Person under any other agreement to which they are specifically a party.

5.17 Special Committee Approval. Notwithstanding any provision to the contrary, no amendment or waiver of any provision of this Agreement shall be made without first obtaining the approval of the Special Committee. The Special Committee shall direct enforcement of the Company’s third-party beneficiary rights under this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned Parties has executed this Agreement on the date set forth in the introductory clause above.

CLEARWATER ANALYTICS HOLDINGS, INC.

By:
Name:
Title:

[STOCKHOLDER]

By:
Name:
Title:
Address:
E-Mail Address:

Exhibit 99.2

FOR IMMEDIATE RELEASE

Clearwater Analytics to Acquire Enfusion for $1.5

Billion Expanding its Investment Management

Platform with Front-to-Back Capabilities

Investor Conference Call Scheduled for Today at 8:30 a.m. ET

BOISE, Idaho and CHICAGO, Illinois – January 13, 2025 – Clearwater Analytics (NYSE: CWAN) (“Clearwater”) and Enfusion, Inc. (NYSE: ENFN) (“Enfusion”) today announced their entry into a definitive merger agreement for Clearwater to acquire Enfusion, a leader in software-as-a-service (SaaS) solutions for the investment management and hedge fund industry. The purchase price is $11.25 per share, delivered in an approximately equal mix of cash and stock. Additionally, Clearwater will pay $30 million to terminate Enfusion’s tax receivable agreement (TRA). This equates to a purchase price of approximately $1.5 billion.

“Today’s announcement is about creating a future where our clients benefit from the synergy of two highly complementary, innovative software leaders, paving the way for a unified, cloud-native front-to-back platform that’s primed to serve institutional investors like never before. We expect to accelerate growth based on our increased right-to-win, higher back-to-base sales, greater presence across key geographies and increased Total Addressable Market (TAM). Coupled with our operating rigor and use of Generative AI, we have high confidence that we can drive meaningfully improved unit economics at Enfusion while also growing its emerging managed services business,” said Sandeep Sahai, CEO of Clearwater Analytics. “Most importantly, this acquisition enables seamless data management from the front office to the back office, unlocking powerful network effects that amplify client value.”

Strategic Rationale

The acquisition of Enfusion accelerates Clearwater’s vision of building the first cloud-native front-to-back platform for the entire investment management industry:

Front-to-Back Platform Leadership: Enfusion’s front-office capabilities—including IBOR, portfolio and order management—will be integrated with Clearwater’s middle and back-office solutions and client reporting capabilities to enable a unified, cloud-native platform that seamlessly integrates with other technologies. This will allow clients to avoid the error-prone data handoff that happens between the front, middle and back office, which in turn creates major reconciliation issues resulting in inefficiencies, inaccuracies and increased risk.

Enhanced Right to Win in Asset Management: Approximately two-thirds of Clearwater’s core TAM comes from the asset management industry, but the company derives only one-third of its revenue from it. Enfusion has developed a next-generation platform for asset managers, starting its innovation in the front office. Clearwater, on a parallel journey, has built a disruptive platform focused on the middle and back office, specifically in data ingestion, aggregation, accounting, compliance, regulatory reporting, and comprehensive client reporting. By combining both sets of solutions and engineering expertise, Clearwater aims to significantly enhance its right to win with asset managers across various segments, geographies, and sizes.

Expanded Capabilities for Clients: With very high levels of client satisfaction, as reflected in Clearwater’s high NPS score, the company has consistently been asked to do more in adjacent segments of its workflow. With this combination, Clearwater’s clients in the insurance, asset management, and asset allocator sectors—including corporations, governments, pensions, endowments, foundations and REITs— will, in due course, benefit from seamlessly integrating Enfusion’s IBOR and its portfolio and order management software with the Clearwater platform. We expect this to accelerate Clearwater’s journey from 1 basis point to 4 basis points (bps) journey and improve net revenue retention.

Increased TAM and Hedge Fund Leadership: The acquisition positions Clearwater to expand into the hedge fund industry. Enfusion has an outstanding track record and wide acceptance as the leading end- to-end platform for hedge funds and more broadly, liquid alternatives. By adding dedicated engineering, product, and client operations teams, Clearwater aims to accelerate growth and drive greater innovation within the industry. This expansion is expected to increase the company’s TAM by $1.9 billion.

Global Growth Opportunities: The international markets make up approximately 50% of Clearwater’s TAM but the company derives less than 18% of its revenue from outside the U.S. Enfusion’s strong international presence, with 38% of its revenue generated in Europe and Asia, is expected to accelerate Clearwater’s global adoption strategy. Having a significantly higher presence across these geographies will strengthen Clearwater’s ability to expand internationally.

Significant Synergy Opportunity: The combination presents significant synergy opportunities across multiple fronts. Clearwater believes it will help accelerate Enfusion’s growth based on the increased right-to-win, back-to-base sales, greater presence across geographies, and increased TAM.

Secondly, Clearwater has built a highly robust execution infrastructure across New Delhi, Edinburgh and Boise that operates effectively and at scale. Over the past few years, Clearwater’s operating rigor and its ability to harness Generative AI has allowed the company to aggressively improve gross margin while improving customer satisfaction. Clearwater expects to bring those skills to Enfusion and has very high confidence of driving meaningfully improved unit economics, while also growing their emerging managed services business.

And thirdly, Clearwater expects considerable efficiencies in general and administrative expenses, yielding about $20 million in cost savings, which we believe will be delivered over the first two and a half years after close. In the Enfusion business specifically, Clearwater expects to deliver 400 bps in Adjusted EBITDA margin expansion in the first year after close and an additional 400 bps in the second year after close.

”This transaction marks an exciting new chapter for all of Enfusion’s key stakeholders. Since our inception, we have proven that the versatility, scale, and depth of our solutions captures the hearts and minds of both traditional and alternative investment managers. Together with Clearwater, our shared passion for building innovative technologies and enriching every aspect of the client journey will now accelerate and enhance our combined ability to support our clients’ evolving needs–whether they are expanding into new strategies, asset classes, or geographies. That commitment will ensure our clients remain on the cutting edge of investment management technology,” said Oleg Movchan, CEO of Enfusion.

Michael Spellacy, Chair of the Enfusion Board and a member of the Enfusion Special Committee, said, “Our agreement with Clearwater represents the culmination of a comprehensive process to determine the best path to maximizing value for all Enfusion shareholders. Our review of potential strategic alternatives for Enfusion was led by a Special Committee composed of independent directors and advised by independent legal and financial advisors. We are pleased to have reached an agreement that will both deliver significant and immediate value to Enfusion’s shareholders, and, together with Clearwater, provide our shareholders and employees with the opportunity to participate in meaningful potential upside.”

The merger agreement has been unanimously approved by a Special Committee of the Board of Directors of Enfusion, consisting of directors independent of Enfusion’s TRA holders, as well as by the Boards of Directors of both companies. Certain shareholders of Enfusion affiliated with FTV, ICONIQ and Mr. Movchan, collectively holding approximately 45% of Enfusion’s total voting power, have entered into voting and support agreements in favor of the transaction. The transaction is anticipated to close in Q2 of 2025, subject to approval by Enfusion shareholders, the receipt of required regulatory approvals, and customary closing conditions.

“Building on the momentum of our strong Q3 2024 results, we continue to see strong business momentum in Q4, and we are confident in our ability to meet and exceed the guidance provided for the fourth quarter and full year 2024. This outstanding ARR growth allows us to look ahead to 2025 with high confidence. These achievements reflect the durability of our business model and our disciplined approach to growth, which positions us to execute this transformative acquisition effectively. With Enfusion, we are taking a bold step forward, uniting two innovative platforms that will redefine investment management, deliver meaningful efficiencies, and expand our global reach,” said Jim Cox, CFO of Clearwater Analytics.

Enfusion management expects preliminary full year 2024 revenue of approximately $201-202 million, representing 15-16% year on year growth, and preliminary Annual Recurring Revenue (ARR) as of December 31, 2024, of approximately $210-211 million, representing 13-14% year on year growth.

Transaction Details

Under the terms of the merger agreement, Enfusion shareholders will receive consideration equal to $11.25 per share consisting of $5.85 per share in cash and $5.40 per share in Clearwater Class A Common Stock. This represents a 13% premium over the January 10, 2025, closing price of Enfusion Stock and a 31.6% premium over the undisturbed closing price of Enfusion Stock on September 19, 2024, the last trading day prior to media rumors about a potential sale of Enfusion.

The exchange ratio will be determined at close with reference to a 10% collar around a Clearwater Class A Common Stock price of $27.79. If the volume weighted average price of Clearwater Class A Common Stock for the 10-trading day period ending on the second to last trading day prior to the closing date (the “Final Parent Stock Price”) is below $25.01, then Enfusion shareholders will receive 0.2159 shares of Clearwater Class A Common Stock per share of Enfusion Stock. If the Final Parent Stock Price is above $30.57, then Enfusion shareholders will receive 0.1766 shares of Clearwater Class A Common Stock per share of Enfusion Class A Common Stock. If the Final Parent Stock Price is greater than or equal to $25.01, but less than or equal to $30.57, then Enfusion shareholders will receive a number of shares of Clearwater Class A Common Stock determined by dividing $5.40 by the Final Parent Stock Price.

Enfusion shareholders will be able to elect to receive the mixed cash/stock consideration described above, or all-cash or all-stock consideration, subject to proration to the extent cash or stock is oversubscribed. Regardless of the mix elected, the value per share will be equalized ahead of closing, such that the value of each election choice will be substantially the same.

Clearwater is expected to pay a total of approximately $760 million in cash and issue between approximately 23 million and 28 million new shares to Enfusion shareholders.

In connection with the transaction, an additional $30 million will be paid to retire Enfusion’s TRA. This payment represents an approximately 78% reduction to the contractual early termination obligation otherwise due under the TRA in connection with a change of control, representing an approximately $105 million benefit to Enfusion’s shareholders.

Clearwater has obtained committed financing to support the transaction, which is expected to be funded, together with cash on hand, with a $800 million Term Loan B to fund the transaction and refinance certain existing debt. Clearwater has also secured commitments for a $200 million revolving line of credit. Gross leverage at closing is expected to be approximately 3.7 times adjusted pro forma EBITDA.

Advisors

J.P. Morgan Securities LLC is serving as financial advisor to Clearwater Analytics. Committed financing for the transaction has been provided by JPMorgan Chase Bank, N.A. Kirkland & Ellis LLP is serving as legal advisor to Clearwater Analytics. Goldman, Sachs & Co. LLC is serving as exclusive financial advisor to Enfusion’s Special Committee. Dechert LLP is serving as legal advisor to Enfusion’s Special Committee, while Goodwin Procter LLP is serving as legal advisor to Enfusion.

Conference Call and Webcast

Clearwater Analytics will host an investor conference call to discuss the transaction on January 13, 2025, at 8:30 a.m. ET. A live webcast of the call will be accessible via Clearwater’s Investor Relations website at investors.clearwateranalytics.com. A replay of the webcast will also be available on Clearwater’s Investor Relations website shortly after the call.

About Clearwater Analytics

Clearwater Analytics (NYSE: CWAN), a global, industry-leading SaaS solution, automates the entire investment lifecycle. With a single instance, multi-tenant architecture, Clearwater offers award-winning investment portfolio planning, performance reporting, data aggregation, reconciliation, accounting, compliance, risk, and order management. Each day, leading insurers, asset managers, corporations, and governments use Clearwater’s trusted data to drive efficient, scalable investing on more than $7.3 trillion in assets spanning traditional and alternative asset types. Additional information about Clearwater can be found at clearwateranalytics.com.

About Enfusion

Enfusion’s investment management software-as-a-service platform removes traditional information boundaries, uniting front-, middle- and back-office teams on one system. Through its software, analytics, and middle/back-office managed services, Enfusion creates enterprise-wide cultures of real-time, data-driven intelligence and collaboration boosting agility and powering growth. Enfusion partners with over 850 investment managers from 9 global offices spanning four continents. For more information, please visit www.enfusion.com.

Enfusion’s ARR

Enfusion calculates Annual Recurring Revenue (ARR) by annualizing platform subscriptions and managed services revenues recognized in the last month of the measurement period. Enfusion believes ARR provides important information about its future revenue potential, its ability to acquire new clients and its ability to maintain and expand its relationship with existing clients. ARR is included in a set of metrics Enfusion calculates monthly to review with management as well as periodically with its board of directors.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the beliefs and assumptions of Clearwater’s and Enfusion’s management and on information currently available to them. Forward-looking statements include information concerning the following factors in reference to Clearwater and/or Enfusion: the timing of the consummation of the acquisition and the ability to satisfy closing conditions, possible or assumed future results of operations, possible or assumed performance, business strategies, technology developments, financing and investment plans, competitive position, industry, economic and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “aim,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms, but are not the exclusive means of identifying such statements.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are beyond Clearwater’s and Enfusion’s control, that may cause their actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to successfully close the acquisition, Clearwater’s ability to successfully integrate the operations and technology of Enfusion with those of Clearwater, retain and incentivize the employees of Enfusion following the close of the acquisition, retain Enfusion’s clients, repay debt to be incurred in connection with the Enfusion acquisition and meet financial covenants to be imposed in connection with such debt, risks that cost savings, synergies and growth from the acquisition may not be fully realized or may take longer to realize than expected, the finalization and audit of Enfusion’s 2024 fiscal year financial results which could potentially result in changes or adjustments to the preliminary financial results presented herein, as well as other risks and uncertainties discussed under “Risk Factors” in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the US Securities and Exchange Commission (the “SEC”) on

February 29, 2024 and in Enfusion’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024, as well as in other periodic reports filed by Clearwater and Enfusion with the SEC. These filings are available at www.sec.gov and on Clearwater’s website, investors.clearwateranalytics.com, and Enfusion’s website, ir.enfusion.com. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent management’s beliefs and assumptions only as of the date of this press release and should not be relied upon as representing Clearwater’s or Enfusion’s expectations or beliefs as of any date subsequent to the time they are made. Each of Clearwater and Enfusion does not undertake to and specifically declines any obligation to update any forward-looking statements that may be made from time to time by or on behalf of Clearwater or Enfusion.

Enfusion’s financial results for and as of the year ended December 31, 2024, presented in this press release are preliminary, unaudited, and based on currently available information. Enfusion has provided estimated ranges because financial closing procedures for the quarter are not yet completed and final results may therefore vary from these estimates. These preliminary estimates have not been audited by Enfusion’s independent registered public accounting firm.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Additional Information and Where to Find It

In connection with the acquisition, Clearwater will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Clearwater’s common stock to be issued pursuant to the acquisition, which will include a prospectus of Clearwater and a proxy statement of Enfusion (the “proxy statement/prospectus”). Each of Clearwater and Enfusion may also file other documents with the SEC regarding the acquisition. This press release is not a substitute for the Registration Statement, proxy statement/prospectus or any other document which Clearwater or Enfusion may file with the SEC in connection with the acquisition. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS. After the Registration Statement has been declared effective, the definitive proxy statement/prospectus (if and when available) will be mailed to Enfusion’s security holders. Investors and security holders will be able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Clearwater and Enfusion with the SEC (if and when available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Clearwater, including the proxy statement/prospectus (when available) will be available free of charge from Clearwater’s website at investors.clearwateranalytics.com/overview. Copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available) will be available free of charge from Enfusion’s website at ir.enfusion.com.

Participants in the Solicitation

Clearwater, Enfusion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about Clearwater’s directors and executive officers is available in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024, and in the proxy statement/prospectus (when available). Information about the directors and executive officers of Enfusion is available in its Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by Clearwater and Enfusion will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by Clearwater, including the proxy statement/prospectus (when available) will be available free of charge from Clearwater’s website at investors.clearwateranalytics.com/overview. and copies of documents filed with the SEC by Enfusion, including the proxy statement/prospectus (when available) will be available free of charge from Enfusion’s website at ir.enfusion.com.

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Investor Contact for Clearwater Analytics

Joon Park | +1 415-906-9242 | investors@clearwateranalytics.com

Investor Contact for Enfusion

Bill Wright | investors@enfusion.com

Media Contact for Clearwater Analytics

Claudia Cahill | +1 703-728-1221 | press@clearwateranalytics.com

Media Contact for Enfusion

Mollie Applegate | media@enfusion.com